As filed with the Securities and Exchange Commission on February 7, 2023

No. 333-269172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

(Amendment No. 1)

UNDER

THE SECURITIES ACT OF 1933

Cannabis Sativa, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-53571	20-1898270
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

450 Hillside Dr. #A224

Mesquite, Nevada  89027

Tel: (702) 762-3123

(Address, including zip code, and telephone Number, including area code, of principal executive offices)

Cathy Carroll

450 Hillside Dr. #A224

Mesquite, Nevada  89027

Tel: (702) 762-3123

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary R. Henrie, Esq. 619 South 1040 West American Fork, UT 84003 Tel.: 307-200-9415 Email: grhlaw@hotmail.com

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement of Merger and Plan of Reorganization described in the included proxy statement/prospectus have been satisfied or waived.

i

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

DATED February 10, 2023

Dear Cannabis Sativa, Inc. ("CS”) and MJ Harvest, Inc. ("MJ") Stockholders:

On behalf of the boards of directors and management teams of CS and MJ, we are pleased to enclose the joint proxy statement/prospectus relating to the reverse triangular merger of CS with MJ (the "Merger"). Upon completion of the Merger, MJ will be a wholly owned subsidiary of CS and CS will be the parent corporation. We believe this Merger will create a strong company that will deliver important benefits to our stockholders.

If the Merger is completed, MJ stockholders will become stockholders of CS and will receive shares of CS common stock in exchange for their existing shares of MJ common stock as provided for in the Amended and Restated Agreement of Merger and Plan of Reorganization, dated as of February 4, 2023 (the "Merger Agreement"), by and between CS and MJ. Pursuant to the Merger Agreement, each share of MJ's common stock (other than shares held by dissenting stockholders or CS or its subsidiaries) will be converted into 2.66 shares of CS common stock.

CS stockholders will continue to own their existing CS shares. Based on the number of shares of common stock of CS outstanding on February 1, 2023, if the Merger is completed, CS stockholders immediately following the Merger will own approximately 28% of CS, and former MJ stockholders will own approximately 72% of CS. CS will own 100% of MJ. CS's common stock is listed on the OTCQB, under the symbol "CBDS". MJ will become a private company and wholly owned subsidiary of CS.

 In connection with the Merger, MJ is holding a virtual special meeting of their stockholders conducted solely online. You will be able to attend the special meeting online by logging in at https://www.colonialstock.com/MJHarvest2023 and then clicking on the document entitled “Virtual Meeting Instructions” which includes additional instructions necessary to access the meeting room.  To access the special meeting, you will need your unique 12-digit control number included in the instructions that accompany your proxy materials.

 At the virtual special meeting, MJ stockholders will be asked to vote on the approval of the Merger Agreement and the Merger.

 Before voting, you should carefully review all the information contained in the attached joint proxy statement/prospectus. For a discussion of risk factors that you should consider in evaluating the Merger, see "Risk Factors" beginning on page 22.

 Your vote is very important.    Whether or not you expect to attend the virtual special meeting, the details of which are described on the following pages, please complete, sign, date and promptly return the proxy card or submit your vote by telephone or over the Internet if that option is available to you. We support the Merger of CS and MJ and join with the CS and MJ boards of directors in recommending that you vote "FOR" the proposals related to the Merger.

Sincerely,	Sincerely,

David Tobias	Patrick Bilton
CEO	CEO
Cannabis Sativa, Inc.	MJ Harvest, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus, or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated February 10, 2023, and is first being mailed to the stockholders of CS and MJ on or about February 21, 2023.

NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF
MJ HARVEST, INC.
TO BE HELD ON APRIL 5, 2023

To the Stockholders of MJ Harvest, Inc. ("MJ"):

We will hold a virtual special meeting of the stockholders of MJ on April 5, 2023, at 2:00 p.m., Pacific Daylight Time.  You will be able to attend the special meeting online by logging in at https://www.colonialstock.com/MJHarvest2023 and then clicking on the document entitled “Virtual Meeting Instructions” which includes additional instructions necessary to access the meeting room.  To access the special meeting, you will need your unique 12-digit control number included in the instructions that accompany your proxy materials.  The virtual special meeting is being held to consider and vote upon the following matters:

•a proposal to approve the Amended and Restated Agreement of Merger and Plan of Reorganization, dated as of February 4, 2023 (the "Merger Agreement"), by and among MJ and Cannabis Sativa, Inc. ("CS"), and the CS merger subsidiary (the "Merger") contemplated by the Merger Agreement. MJ will merge with the CS merger subsidiary. CS will become the parent corporation to MJ and MJ will become a wholly owned subsidiary of CS;

•a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposal; and

•such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of MJ common stock at the close of business on February 15, 2023, the record date for the special meeting, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of the special meeting.

We cannot complete the Merger described in this joint proxy statement/prospectus unless, assuming a quorum is present, a majority of the voting power of the MJ stockholders votes to approve the Merger Agreement and the Merger.

The MJ board of directors unanimously recommends that MJ stockholders vote "FOR" the approval of all proposals.

For more information about the Merger and the other transactions contemplated by the Merger Agreement, please review the accompanying joint proxy statement/prospectus and the Merger Agreement attached to it.

Pursuant to Section 92A.410(1) of the Nevada Revised Statutes (NRS), you are further notified that you are entitled to assert dissenters' rights under Nevada law pursuant to NRS 92A.300 to 92A.500. A copy of NRS 92A.300 to 92A.500, inclusive, is attached to the accompanying joint proxy statement/prospectus as Annex B.

IMPORTANT

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY ALSO CAST YOUR VOTE BY TELEPHONE OR OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU VOTE BY TELEPHONE OR OVER THE INTERNET, YOU DO NOT NEED TO SUBMIT YOUR PROXY CARD. PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of the Board of Directors,

Patrick Bilton
CEO

Las Vegas, Nevada
February 21, 2023

IMPORTANT NOTE

In deciding how to vote on the matters described in this joint proxy statement/prospectus, you should rely only on the information contained in this joint proxy statement/prospectus. Neither CS nor MJ has authorized any person to provide you with any information that is different from or in addition to what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

The information contained in this joint proxy statement/prospectus speaks only as of the date indicated on the cover of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

In addition, if you have any questions about the matters described in this joint proxy statement/prospectus, you may contact:

Cannabis Sativa, Inc.	MJ Harvest, Inc.
450 Hillside Dr. #A224	9205 W. Russell Road, Suite 240
Mesquite, Nevada 89027	Las Vegas, Nevada 89139
Attn: Corporate Secretary	Attn: Corporate Secretary
Tel: (702) 762-3123	Tel: (561) 886-7776

VOTING BY TELEPHONE, INTERNET OR MAIL

MJ stockholders of record may submit their proxies by:

Telephone.    You may be able to vote by telephone by calling the toll-free number and following the instructions included in your proxy solicitation package in the United States, Canada or Puerto Rico on a touch-tone telephone. If you vote by telephone, you do not need to return your proxy card(s).

Internet.    You may be able to vote over the Internet by accessing the website included in your proxy solicitation package and following the instructions on the secure website. If you vote over the Internet, you do not need to return your proxy card(s).

Mail.    You can vote by mail by completing, signing, dating and mailing your proxy card(s).

If you hold your MJ shares through a bank, broker, custodian or other record holder:

Please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which voting methods are available to you.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are answers to certain questions that you may have regarding the MJ special meeting. MJ urges you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this joint proxy statement/prospectus.

Q:    Why am I receiving this document?

A:For MJ Stockholders:

MJ is delivering this document to MJ stockholders to solicit proxies from MJ stockholders to approve the Merger Agreement and the Merger. In addition, this document is a prospectus being delivered to MJ stockholders because CS is offering and registering shares of its common stock to be issued in exchange for shares of MJ common stock in connection with the Merger.

Q:    What will happen in the Merger?

A:The Merger will make CS the parent company of MJ and MJ will become the wholly owned subsidiary of CS. MJ will cease to be a public company and become a private company.

In connection with the closing of the Merger, CS will issue the Merger Consideration to the MJ stockholders in exchange for each share of MJ common stock, which will equal 2.66 shares of CS common stock for each common share of MJ stock.

After the Merger, the current stockholders of CS and the current stockholders of MJ who receive shares of CS common stock in the Merger will be the stockholders of CS. CS will be the parent corporation and MJ will be the wholly owned subsidiary of CS.

Q:    Are there any risks in the Merger that I should consider?

A:Yes. There are risks associated with all business combinations, including the Merger. Certain of these risks risks are described in more detail under "Risk Factors" beginning on page 22.

Q:    What will MJ stockholders receive for their shares of common stock in MJ?

A:As a result of the Merger, the holders of MJ common stock (other than shares held by dissenting stockholders) will receive, for each share of MJ common stock, 2.66 shares of CS common stock (the "Merger Consideration"). No fractional shares of CS common stock will be issued. You should read "Material United States Federal Income Tax Consequences of the Merger" beginning on page 29 for a more complete discussion of the United States federal income tax consequences of the Merger.

Q:    What are holders of MJ common stock being asked to vote on?

A:Holders of MJ common stock are being asked to:

●Approve the Merger Agreement and the Merger;

●Approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the Merger Agreement and the Merger; and

●Act upon other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Q:    Why did CS decide to merge with MJ?

A: In evaluating the Merger Agreement and the transactions contemplated thereby, CS's board of directors, in consultation with CS's senior management and outside legal counsel, considered numerous positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby including the following material factors:

•the Merger would provide CS with additional scale and market penetration;

•the Merger could create a more prolific company able to better accelerate consumer awareness of CS products following the Merger;

•the companies have limited target customer overlap (MJ focuses on cannabis manufacturing and distribution, while CS focuses on a telehealth platform);

•with MJ as a wholly owned subsidiary CS would be a premier independent cannabis company with a diverse portfolio of cannabis brands;

•the companies have similar corporate cultures: a flat management structure, an active board/advisors, growth oriented, and employees and contractors for both organizations understand the importance of a sales orientation;

•the Merger would have an expected reduction in general and administrative costs expanded manufacturing capabilities, and cross selling opportunities between MJ’s cannabis customers and CS’s telehealth customers;

•the existence of cross-promotional opportunities;

•the ability to leverage MJ's industry contacts and brand ambassador, Randy Lanier, through social medial reach;

•the expanded and strengthening board of directors and management team;

Q:    Why did MJ decide to merge with CS?

A:Since 2017, management of MJ has worked hard to build the MJ brand. MJ raised more than $4 million from investors. However, due in large part to the competitive environment, MJ was not able to penetrate the market in a significant enough way to garner the desired level of attention to its brands and has expansion has been further limited by lack of access to capital for growth. In September 2021, MJ began searching for a merger partner.

On February 4, 2023, MJ entered into the Amended and Restated Merger Agreement and Plan of Reorganization with CS. The board of directors of MJ believes that the proposed Merger will benefit MJ by providing an increased scale of operations and clear synergies in production, distribution and logistics with significant cross selling opportunities between customers of MJ and the telehealth customer base of CS. MJ and CS have complementary products, similar corporate visions, and the desire to succeed in the fast-growing cannabis market. In addition, CS's access to capital markets is expected to enable MJ to aggressively develop and grow its brand. Moreover, since MJ stockholders will receive stock in CS they will participate in the continued growth of both companies.

Q:    Why is my vote important?

A:If MJ shareholders do not return their proxy cards by mail or submit their proxies by telephone or over the Internet or vote in person at the MJ special meeting, it may be difficult for MJ to obtain the necessary quorum to hold its special meeting, for MJ to receive the number of votes necessary to approve the Merger Agreement and the Merger.

No matter how many or few shares you own you are encouraged to vote and have your voice heard.

Q:    When and where is the virtual special meeting?

A:The MJ virtual special meeting is being held on April 5, 2023 at 2:00 p.m. Pacific Daylight Time. You will be able to attend the MJ virtual special meeting online by logging in at https://www.colonialstock.com/MJHarvest2023 and then clicking on the document entitled “Virtual Meeting Instructions” which includes additional instructions necessary to access the meeting room.  To access the special meeting, you will need your unique 12-digit control number included in the instructions that accompany your proxy materials.

Q:    What vote is required to approve the Merger Agreement, the Merger and related matters?

A:Assuming a quorum is present:

1.The affirmative vote of a majority of the voting power of MJ's stockholders is required to approve the Merger Agreement and the Merger. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" the approval of the Merger Agreement and the Merger. If the proposal to approve the

Merger Agreement and the Merger is not approved, MJ will not be able to effect the Merger under the terms set forth in the Merger Agreement.

2.Any adjournment of the special meeting requires the affirmative vote of the holders of MJ common stock representing a majority of the votes present in person or by proxy at the special meeting entitled to vote, whether or not a quorum exists. Abstentions will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will not be treated as shares entitled to vote and thus will have no effect on the outcome of this proposal.

Q:    Is the consummation of the Merger subject to any conditions other than the approval of the stockholders of MJ?

A:Yes. In addition to the stockholder approvals, the consummation of the Merger is contingent upon the following:

1.the absence of any law, government proceeding or court order that prohibits or seeks to prevent the Merger;

2.the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and no pending stop order or proceeding seeking a stop order relating thereto;

3.performance in all material respects of each party of its covenants and other obligations under the Merger Agreement and the effectiveness of certain transactions contemplated by the other agreements described therein; and

4.other customary conditions, including, subject to certain exceptions, the accuracy, in all material respects, of the representations and warranties of each party, the absence of a material adverse change of CS and MJ, and the receipt by each party of certain closing documents.

Q:    What do I need to do now?

A:After carefully reading and considering the information contained in this proxy statement/prospectus, MJ shareholders should vote promptly by calling the toll-free number listed on your proxy card, accessing the internet website listed on your proxy card or by completing, signing and dating your proxy card and returning it by mail. If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy by telephone, Internet or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at your special meeting. For information on how to vote your shares in person at your special meeting, see "Can I attend the special meeting and vote my shares in person?" below.

MJ stockholders should not send in their stock certificates at this time. If the Merger is approved, holders of MJ common shares will receive instructions as to what to do with their stock certificates. CS stockholders will not need to take any action regarding their stock certificates.

Q:    How will my proxy for my MJ shares be voted?

A:If you vote by telephone, over the Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. The proxy confers discretionary authority to the named proxies. Accordingly, if you complete, sign, date and return your proxy card and do not indicate how you want to vote, your shares will be voted "FOR" the approval of the Merger Agreement and the Merger, and, if necessary or appropriate, "FOR" the adjournment of the special meeting to solicit additional proxies.

Q:    If my broker holds my shares in "street name," will my broker automatically vote my shares for me?

A:No. If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them on your behalf. You should therefore be sure to provide your broker with instructions on how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker to see if the broker offers telephone or Internet voting. All stockholders are urged to have their voices heard on this important matter—please vote your shares today.

Q:    Can I attend the virtual special meeting and vote my shares in person?

A:Yes. All holders of MJ common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, custodians or any other record holder, are invited to attend the MJ virtual special meeting. Holders of record of MJ common stock as of the record date can vote in person at the MJ special meeting. If you are not a stockholder of record, you must obtain a valid proxy, executed in your favor, from the record holder of your shares, such as a bank, broker, custodian or other record holder, to be able to vote in person at the MJ special meeting.

Q:    Is the Merger expected to be taxable to MJ stockholders?

A:The Merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the "Code"). Assuming the Merger qualifies as a reorganization, a holder of shares of common stock MJ will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder's shares of MJ common stock for shares of CS common stock pursuant to the Merger. You are urged to consult your own tax advisor regarding the particular consequences to you of the Merger.

A holder who is a U.S. person (as defined in the section titled "Material U.S. Federal Income Tax Consequences") generally will recognize capital gain or loss on a sale, exchange, certain redemptions, or other taxable disposition of CS shares in an amount equal to the difference, if any, between (i) the amount realized upon the disposition of such CS shares and (ii) the holder's adjusted tax basis in such CS shares.

For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see "Material U.S. Federal Income Tax Consequences" beginning on page 81.

Q:        What can I do if I want to change or revoke my vote?

A:Regardless of the method you used to cast your vote, if you are a holder of record, you may change your vote by completing, signing, dating and returning a new proxy card with a later date, by calling the toll-free number, if any, listed in your proxy materials or by accessing the Internet website, if any, listed in your proxy materials, in either case by 11:59 P.M. Eastern Time on the day before your special meeting or by attending your virtual special meeting and voting by ballot at your special meeting. You may also revoke your proxy card by sending a notice of revocation, which must be received prior to your special meeting, to the designated representative of the appropriate company at the address provided under "Important Note" at the beginning of this joint proxy statement/prospectus.

If you hold your shares in "street name," and wish to change or revoke your vote, please refer to the information on the voting instruction form included with these materials and forwarded to you by your bank, broker, custodian or other record holder to see your voting options.

Q:    If I am a holder of MJ common stock with shares represented by stock certificates, should I send in my MJ stock certificates now?

A:No. You should not send in your MJ stock certificates at this time. After completion of the Merger, CS will send you instructions for exchanging MJ stock certificates for the Merger Consideration.

Q:    Will CS stockholders receive any shares as a result of the Merger?

A:No. CS stockholders will continue to hold the CS shares they currently own.

Q:    What will happen to warrants to purchase MJ common stock?

A:The MJ warrants outstanding as of the date of the merger will carry forward and become warrants to acquire shares in the surviving corporation. The number of warrant shares issuable on exercise of the warrants will be adjusted to reflect the conversion ratio of 2.66 shares of CS stock issued for each one share of warrant stock the warrant holder was entitled to on exercise immediately prior to the Merger.  The exercise price of the warrants will also be adjusted so that, upon exercise, the total consideration paid for the warrant shares upon exercise will be the same after the Merger as it would have been immediate before the Merger.

Q:    When do you expect to complete the Merger?

A:The Merger will be completed when the conditions in the Merger Agreement are satisfied (or, where permitted, waived). Assuming the requisite stockholder approvals are received, CS and MJ expect to complete the Merger during the second quarter of 2023, although completion of the Merger cannot be assured by any particular date or at all.

Q:    Are MJ stockholders entitled to dissenters' rights?

A:MJ stockholders have the right to dissent from the Merger and obtain cash payment for the "fair value" of their shares pursuant to NRS 92A.300 to 92A.500, the Nevada dissenters' rights statute. However, MJ stockholders must strictly comply with NRS 92A.300 to 92A.500 to receive such cash payment. The complete text of NRS 92A.300 to 92A.500 is attached to this joint proxy statement/prospectus as Annex B. MJ stockholders wishing to exercise dissenters' rights must (i) not vote in favor of approval of the Merger Agreement and the Merger (which would include submitting a signed proxy without voting instructions); (ii) deliver to MJ, prior to the MJ stockholder vote on the Merger Agreement and the Merger, written notice of their intention to demand payment for their shares of MJ common stock if the Merger is consummated; and (iii) strictly comply with the other requirements of the Nevada Revised Statutes. Failure to follow the procedures required by NRS 92A.300 to 92A.500 may result in the loss of a stockholder's dissenter's rights, in which case such stockholder would be entitled to the consideration for its shares as provided in the Merger Agreement. CS may terminate the Merger Agreement and abandon the Merger in the event that the holders of more than 15% of the outstanding shares of MJ common stock exercise their dissenters' rights.

Q:    Are CS stockholders entitled to dissenters' rights?

A:No.

Q:    Whom should I call if I have questions about the special meeting or the Merger?

A:CS stockholders should call CS’s corporate secretary at 702-762-3123.

MJ stockholders should call MJ's corporate secretary at 561-886-7776.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To fully understand the Merger and for a more complete description of the legal terms of the Merger Agreement, you should carefully read this entire document and the documents referred to herein.

The Companies

Cannabis Sativa, Inc.

450 Hillside Dr. #A224

Mesquite, Nevada 89027

Attn: Corporate Secretary

Tel: (702) 762-3123

Cannabis Sativa, Inc. ("CS") is engaged in telehealth, and the licensing of cannabis-related intellectual property, marketing and branding for cannabis-based products and services, operation of cannabis-related technology services, and ancillary business activities. CS holds a U.S. patent on the Ecuadorian Sativa strain of Cannabis, a U.S. Patent for a marijuana lozenge; a Cannabis-based pharmaceutical composition for the treatment of hypertensive disorders by submucosal delivery and trade secret formulas and processes and operates subsidiary PrestoDoctor®. Cannabis Sativa IP includes the "hi" and "White Rabbit" brands.

MJ Harvest, Inc.
9205 W. Russell Road, Suite 240

Las Vegas, Nevada 89139

Attn:  Corporate Secretary

Tel: (561) 886-7776

Internet: www.mjhi.com; www.procannagro.com

MJ cultivates, harvests, manufactures, and sells cannabis products through its company owned facilities and through its growing relationship with PPK Investment Group, Inc. (“PPK”), an Oklahoma corporation, sells and markets cannabis flower and edibles throughout Oklahoma and through a joint venture relationship with the Flandreau Santee Sioux Tribe in Flandreau, South Dakota. MJ currently owns 25% of PPK with options to acquire up to 100% of PPK at any time prior to March 31, 2023.

MJHI also acquires and markets products and technologies that are designed to benefit growers and processors in the horticultural and agricultural industries. MJ launched www.procannagro.com to provide a professionally designed and maintained web-based marketing outlet for the company’s brands and technologies.

The Merger

Under the terms of the Merger, MJ will become a wholly owned subsidiary of CS through a reverse triangular merger. As a result, CS will become the parent corporation. Shares of CS common stock will continue to be listed on the OTCQB Market of the OTC Markets System under the symbol "CBDS". Trading of MJ shares will cease, and MJ will become a private corporation.

The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. Please read the Merger Agreement carefully and fully as it is the legal document that governs the Merger.

What Holders of MJ Common Stock Will Receive in the Merger

Under the terms of the Merger Agreement, for each share of MJ common stock, MJ stockholders will have the right to receive the Merger Consideration, which is 2.66 shares of CS common stock for each share of MJ stock held.  As a result, the current holders of MJ common stock will become holders of CS common stock, and MJ will become a wholly owned subsidiary of CS. Based on the number of MJ common shares outstanding on February 4, 2023, in exchange for each share of MJ common stock, it is estimated that CS will issue, in the aggregate, approximately 121,107,790 shares of its common stock. CS stockholders will continue to own their existing CS shares.

CS will not issue any fractional shares of CS common stock in the Merger. Instead, to the extent that an outstanding share of MJ common stock would otherwise have become a fractional share of CS common stock, the holder will receive a full share of CS common stock.

At the time of its virtual special meeting, MJ stockholders will not know the exact value of the CS common stock that will be issued in connection with the Merger. The value of the Merger Consideration received by MJ stockholders may increase or decrease depending on fluctuations in the price of CS common stock.

Material United States Federal Income Tax Consequences of the Merger

CS and MJ intend to treat the Merger for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the "Code"). Assuming the Merger qualifies as a reorganization, a holder of shares of MJ common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder's shares of MJ common stock for shares of CS common stock pursuant to the Merger. You are urged to consult your own tax advisor regarding the particular consequences to you of the Capital Reorganization and the Merger.

A holder who is a U.S. person (as defined in the section titled "Material U.S. Federal Income Tax Consequences") generally will recognize capital gain or loss on a sale, exchange, certain redemptions, or other taxable disposition of CS shares in an amount equal to the difference, if any, between (i) the amount realized upon the disposition of such CS shares and (ii) the holder's adjusted tax basis in such CS shares.

Background of the Merger

The Boards of Directors of CS and MJ have been discussing a possible merger for since September 2021, and after consideration of market opportunities, the respective businesses of each company and their respective prospects for expansion, capital formation, and to take advantage of cost savings afforded by the combination of two public companies, the respective Boards reached agreement on the Merger transaction described in this Prospectus. In structuring the transaction, the Boards took into account, the current levels of business and the anticipated new opportunities available to each and determined that the consideration offered was fair to the shareholders of both companies.

Recommendations by the Boards of Directors

Recommendation of the CS Board:

The CS board of directors has unanimously approved the Merger Agreement, the Merger, the CS stock issuance and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger, the CS stock issuance and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the stockholders of CS.

Recommendation of the MJ Board:

The MJ board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the stockholders of MJ. The MJ board of directors unanimously recommends that the stockholders of MJ vote "FOR" the proposal to approve the Merger Agreement and the Merger.

When you consider the MJ board of directors' recommendation, you should be aware that MJ directors may have interests in the Merger that may be different from, or in addition to, interests of the MJ stockholders.

Reasons for the Merger

CS. In evaluating the Merger Agreement and the transactions contemplated thereby, CS's board of directors, in consultation with CS's senior management and outside legal counsel, considered numerous positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby including the following material factors:

•the Merger would provide CS with additional scale and market penetration;

•the Merger could create a more prolific company able to better accelerate consumer awareness of CS products following the Merger;

•the companies have limited target customer overlap (MJ focuses on cannabis manufacturing and distribution, while CS focuses on a telehealth platform);

•with MJ as a wholly owned subsidiary CS would be a premier independent cannabis company with a diverse portfolio of cannabis brands;

•the companies have similar corporate cultures: a flat management structure, an active board/advisors, growth oriented, and employees and contractors for both organizations understand the importance of a sales orientation;

•the Merger would have an expected reduction in general and administrative costs, expanded manufacturing capabilities, and cross selling opportunities between MJ’s cannabis customers and CS’s telehealth customers;

•the existence of cross-promotional opportunities;

•the ability to leverage MJ's industry contacts and brand ambassador, Randy Lanier, through social medial reach;

•the expanded and strengthening board of directors and management team;

MJ. Since 2017 when the Board of Directors appointed new Executive Officers, management of MJ has worked hard to build the MJ brand. MJ raised more than $4 million in new debt and equity capital, however, due in large part to the competitive environment, MJ was not able to penetrate the market in a significant enough way to garner the desired level of attention to its brands and expansion has been further limited by lack of access to capital for growth. In September, 2021, MJ began searching for a merger partner.

On February 4, 2023, MJ entered into the Amended and Restated Merger Agreement and Plan of Reorganization with CS. The board of directors of MJ believes that the proposed Merger will benefit MJ by providing the increased scale of operations and clear synergies in production, distribution and logistics with significant cross selling opportunities between customers of MJ and the telehealth customer base of CS. MJ and CS have complementary products, similar corporate visions, and the desire to succeed in the fast-growing cannabis market. In addition, CS's access to capital markets is expected to enable MJ to aggressively develop and grow its brand. Moreover, since MJ stockholders will receive stock in CS they will participate in the continued growth of the both companies. CS’s large shareholder base and larger average trading volume provides MJ stockholders increased liquidity for their shares.

Risks Associated with the Merger

You should be aware of and consider carefully the risks relating to the Merger described under "Risk Factors."

Stockholder Votes Required

For MJ Stockholders:

The presence, in person or by proxy, of the holders of one-half of the shares of MJ common stock outstanding is necessary to constitute a quorum at the MJ special meeting. Assuming a quorum is present, approval of the Merger Agreement and the Merger requires the affirmative vote of a majority of the voting power of MJ's stockholders.

As of the record date, directors and executive officers of MJ and their affiliates beneficially owned or had the right to vote approximately 33,000,000 outstanding shares of MJ common stock, representing approximately 74% of the shares of MJ common stock outstanding and entitled to vote. While there are no voting agreements or arrangements with any directors, officers or other stockholders of MJ relating to the Merger of which MJ is aware, to MJ's knowledge, all the directors and executive officers of MJ and their affiliates intend to vote their common stock in favor of the proposal to approve the MJ Stock Issuance.

Ownership of CS After the Merger

In connection with the closing of the Merger, CS will issue the Merger Consideration to MJ stockholders.  CS estimates that, upon the completion of the Merger:

•approximately 167,500,000 shares of CS common stock will be outstanding; and

•former MJ stockholders will own approximately 72% of the issued and outstanding shares of CS common stock;

•CS stockholders will own approximately 28% of the issued and outstanding shares of CS common stock.

Conditions to the Completion of the Merger

Currently, CS and MJ expect to complete the Merger in the second quarter of 2023. As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of MJ’s stockholders.

Termination of the Merger Agreement

CS and MJ may mutually agree to terminate the Merger Agreement at any time prior to closing, including after MJ stockholder approval is obtained. Either CS or MJ may terminate the Merger Agreement under certain specified circumstances, including:

•if the other party is in breach of any representation, warranty or covenant contained in the Merger Agreement, and such breach (i) individually or in the aggregate would cause any condition of the non-breaching party to effect the Merger not to be satisfied, and (ii) is not cured within twenty days following delivery by the non-breaching party of written notice of such breach;

•if MJ’s stockholders fail to approve the Merger Agreement and the Merger; or

•by CS, if either (i) the MJ board of directors does not recommend that its stockholders approve the Merger Agreement, (ii) after recommending at its special meeting that its stockholders approve the Merger Agreement, the MJ board of directors withdraws, modifies or qualifies such recommendation adverse to the interest of CS, or (iii) MJ fails to call, give proper notice of, convene and hold its special meeting.

Termination Fee

Under certain circumstances involving a termination of the proposed merger, the party calling for the termination may be required to pay a termination fee of $50,000.

Board of Directors and Management of CS Following the Merger

Upon completion of the Merger, the CS board of directors will consist of Patrick Bilton, David Tobias,  Ralph Clinton Pyatt III, and Randy Lanier.  Upon completion of the Merger, the CS principal officers will consist of Patrick Bilton, CEO and Ralph Clinton Pyatt III, COO.

CS Common Stock

The shares of CS common stock to be issued to MJ stockholders in connection with the Merger will be listed on the OTCQB Market under the symbol “CBDS”.

Regulatory Matters

CS and MJ believe that the Merger and the transactions contemplated by the Merger Agreement are not subject to any federal or state regulatory requirements or approvals, except for filings necessary to effectuate the Merger with the Secretary of State of the State of Nevada and to register the shares to be issued to MJ stockholders pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Dissenters’ or Appraisal Rights

MJ stockholders have the right to dissent from the Merger and obtain cash payment for the “fair value” of their shares pursuant to NRS 92A.300 to 92A.500, the Nevada dissenters’ rights statute. However, MJ stockholders must strictly comply with NRS 92A.300 to 92A.500 to receive such cash payment. MJ stockholders who wish to seek to exercise their dissenters’ rights are in any case urged to seek the advice of counsel.

MJ stockholders who desire to exercise their dissenters’ rights must (i) not vote in favor of the approval of the Merger Agreement and the Merger (which would include submitting a signed proxy without voting instructions); (ii) deliver to MJ, prior to the MJ stockholder vote on the Merger Agreement and the Merger, written notice of their intention to demand payment for their shares of MJ common stock if the Merger is consummated; and (iii) strictly comply with the other requirements of the Nevada Revised Statutes. Failure to follow the procedures required by NRS 92A.300 to 92A.500 may result in the loss of a stockholder’s dissenter’s rights, in which case such stockholder would be entitled to the consideration for its shares as provided in the Merger Agreement. The complete text of NRS 92A.300 to 92A.500 is attached to this joint proxy statement/prospectus as Annex B.

MJ may terminate the Merger Agreement and abandon the Merger in the event that the holders of more than 15% of the outstanding shares of MJ common stock exercise their dissenters’ rights.

Comparison of Stockholder Rights

The rights of MJ stockholders are governed by Nevada law, as well as MJ’s articles of incorporation and amended and restated bylaws. After completion of the Merger, the rights of former MJ stockholders who receive CS common stock in the Merger will be governed by Nevada law and CS’s articles of incorporation and bylaws. This proxy statement/prospectus contains descriptions of the material differences in stockholder rights.

Interests of MJ’s Directors and Executive Officers in the Merger

Certain of MJ’s directors and executive officers have interests in the Merger as individuals that are different from, or in addition to, the interests of MJ stockholders generally.

Selected Historical Financial Information

The following tables present selected historical financial information of CS and selected historical financial information of MJ. Such financial information is provided to assist you in your analysis of the financial aspects of the Merger. The historical results included below and elsewhere in this document are not indicative of the future performance of CS, MJ or the company after the merger with MJ as the wholly owned subsidiary of CS and CS the parent company.

Selected Cannabis Sativa Historical Financial Information:

The following tables provide selected financial and operating data of CS as of, and for each of the years ended, December 31, 2021 and 2020, which are derived from CS's audited consolidated financial statements, and for the nine months ended September 30, 2022 and 2021, which are derived from CS's unaudited condensed consolidated financial statements. The selected financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to CS's financial statements and related notes included elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

CS Selected Balance Sheet Data	As of September 30,		As of December 31,
	2022	2021	2021	2020
Cash and cash equivalents	$214,530	$265,037	$194,060	$322,107
Other current assets	613,477	226,920	208,540	309,179
Other assets	2,080,328	2,202,681	2,159,982	2,582,830
Total assets	$2,908,335	$2,694,638	$2,562,582	$3,214,116

Current liabilities	$378,429	$1,500,866	$1,517,682	$1,560,480
Long-term liabilities	222,168	-	-	15,421
Total liabilities	600,597	1,500,866	1,517,682	1,575,901
Total stockholders' equity	2,307,738	1,193,772	1,044,900	1,638,215
Total liabilities and stockholders' equity	$2,908,335	$2,694,638	$2,562,582	$3,214,116

Working capital surplus (deficit)	$449,578	$(1,008,909)	$(1,115,082)	$(929,194)

CS Selected Operations Data	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2022	2021	2021	2020
Revenues	$1,262,868	$1,452,279	$1,841,558	$1,940,731
Cost of goods sold	479,173	553,236	699,378	740,645
Gross profit	783,695	899,043	1,142,180	1,200,086
Operting Expenses	1,670,753	2,234,345	2,887,803	2,993,674
Operating loss	(887,058)	(1,335,302)	(1,745,623)	(1,793,588)
Other (income) expenses	(381,538)	573,946	604,314	(86,644)
Loss from Discontinued Operations		(69,469)	(69,469)	(751,600)
Net loss	(505,520)	(1,978,717)	(2,419,406)	(2,458,544)
Net loss per common share - basic and diluted	$(0.01)	$(0.07)	$(0.08)	$(0.09)

CS Selected Cash Flow Data	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2022	2021	2021	2020
Net cash flows from operating activities	(120,730)	(180,849)	(245,986)	(191,756)
Net cash flows from investing activities	$(1,590)	$22,696	$22,696	$(8,544)
Net cash flows from financing activities	142,790	101,083	95,243	186,300
Net increase (decrease) in cash	$20,470	$(57,070)	$(128,047)	$(14,000)

Selected MJ Historical Financial Information:

The following tables provide selected financial and operating data of MJ as of, and for each of the years ended, May 31, 2022 and 2021, which are derived from MJ's audited consolidated financial statements and for the six months ended November 30, 2022 and 2021, which are derived from MJ's unaudited condensed consolidated financial statements. The following selected historical consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to MJ's financial statements and related notes included elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

MJ Selected Balance Sheet Data	As of November 30,		As of May 31,
	2022	2021	2022	2021
Cash and cash equivalents	$50,221	$24,033	$40,887	$123,319
Other current assets	1,008,573	44,193	217,284	28,159
Investments	3,101,666	3,091,666	3,091,666	1,000,000
Other assets	4,654,232	132,653	441,186	142,673
Total assets	$8,814,692	$3,292,545	$3,791,023	$1,294,151

Current liabilities	$5,038,213	$1,227,287	$673,203	$531,594
Long-term liabilities	3,359,425	1,730,267	2,397,633	1,417,982
Total liabilities	8,397,638	2,957,554	3,070,836	1,949,576
Total stockholders' equity	417,054	334,991	720,187	(655,425)
Total liabilities and stockholders' equity	$8,814,692	$3,292,545	$3,791,023	$1,294,151

Working capital surplus (deficit)	$(3,979,419)	$(1,159,061)	$(415,032)	$(380,116)

MJ Selected Operations Data	For the Six Months Ended November 30,		For the Years Ended May 31,
	2022	2021	2022	2021
Revenues	$169,166	$123,052	$172,825	$89,186
Cost of goods sold	118,351	36,369	185,852	40,454
Gross profit (loss)	50,815	86,683	(13,027)	48,732
Operating Expenses	923,087	905,296	1,857,269	1,073,202
Operating loss	(872,272)	(818,613)	(1,870,296)	(1,024,470)
Other (income) expenses	1,565,200	611,458	1,005,488	3,891,393
Net loss	(2,437,472)	(1,430,071)	(2,875,784)	(4,915,863)
Net loss per common share - basic and diluted	$(0.06)	$(0.05)	$(0.09)	$(0.21)

MJ Selected Cash Flow Data	For the Six Months Ended November 30,		For the Years Ended May 31,
	2022	2021	2022	2021
Net cash flows from operating activities	$(903,035)	$(252,786)	$(726,932)	$(258,024)
Net cash flows from investing activities	(34,714)	-	-	(636,000)
Net cash flows from financing activities	947,083	153,500	644,500	985,000
Net increase (decrease) in cash	$9,334	$(99,286)	$(82,432)	$90,976

Unaudited Comparative Per Share Data

The following table sets forth the per share data of each CS and MJ on a standalone basis and the unaudited proforma combined per share data for the year ended May 31, 2022 after giving effect to the Merger. The pro forma net loss information for the year ended May 31, 2022 was computed as if the Merger was consummated on June 1, 2021, the beginning of the earliest period presented. For this purpose, the unaudited comparative share data is based on the unaudited financial statements of both companies. For CS, this is its most recently completed fiscal year ending December 31, 2021 and for MJ this is its most recently completed fiscal year ending May 31, 2022. The periods presented in the Proforma Combined column are i) for Balance Sheet items: May 31, 2022 for MJ and June 30, 2022 for CBDS and ii) for Operations Data: the twelve months ended May 31, 2022 for MJ and the twelve months from July 1, 2021 to June 30, 2022 for CS.

You should read the information in the following table in conjunction with the summary historical financial information and the historical financial statements of CS and MJ and the related notes that are included elsewhere in this proxy statement/prospectus. The unaudited CS and MJ proforma condensed, combined per share information is derived from and should be read in conjunction with, the unaudited proforma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “CS and MJ Unaudited Proforma Condensed Combined Financial Information”.

The unaudited pro forma condensed combined loss per share information below is presented for illustrative purposes only and does not purport to represent the earnings per share which would have occurred had the Merger occurred during the period presented. Nor earnings per share for any future date or period.

	CS	MJ	Proforma
	Historical	Historical	Combined
Net Loss	$(2,419,406)	$(2,875,784)	$(4,755,876)
Common shares outstanding	45,566,363	33,574,436	167,685,095
Book Value Per Share	(0.01)	0.02	0.02
Weighted Average common shares outstanding - basic and diluted	29,283,393	31,188,055	114,331,969
Net loss per common share - basic and diluted	$(0.08)	$(0.09)	$(0.04)

(1)Book value per share equals total stockholders’ equity divided by common shares outstanding.

(2)Shares of CS preferred stock outstanding during the period are included as equivalent common shares and included in the calculation of shares outstanding and weighted average shares outstanding as if converted into common stock on July 1, 2021.

Market Price and Dividend Information

CS's common stock is currently traded on the OTCQB Market under the symbol "CBDS."

MJ’s common stock is currently traded on the OTCQB Market under the symbol "MJHI."

The following table sets forth the closing prices per share of CS common stock and MJ common stock on the OTCQB Market on May 9, 2022, the last full trading day prior to the announcement of the Letter of Intent to Merge and on February 3, 2023 – the last full trading day prior to signing the first Amended and Restated Merger Agreement. Such price may fluctuate prior to the special meetings and the consummation of the Merger, and stockholders are urged to obtain a current market quotation prior to making any decision with respect to the Merger.

CS and MJ have not paid dividends to date and do not anticipate paying any dividends on their common stock in the foreseeable future.

Date	Significance	Security	Closing Price
May 9, 2022	The last trading day before the announcement date of the Merger	CS Common Stock	$0.140
August 5, 2022	The last trading day before the definitive Merger Agreement Signed	CS Common Stock	$0.116

May 29, 2022	The last trading day before the announcement date of the Merger	MJ Common Stock	$0.251
August 5, 2022	The last trading day before the definitive Merger Agreement Signed	MJ Common Stock	$0.160

CS AND MJ UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

On February 4, 2023, Cannabis Sativa, Inc. (the “Company” or “CBDS”) entered into an Amended and Restated Agreement of Merger and Plan of Reorganization to acquire all of the issued and outstanding shares of MJ Harvest, Inc, a Nevada corporation (“MJ”) by means of a reverse triangular merger (the “Merger”) to be completed pursuant to the terms of the Merger Agreement among the Company, the Company’s wholly owned subsidiary formed for the purposes of completing the Merger, CBDS Acquisition Corp (“Merger Sub”), and MJ (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with, and into, MJ, with MJ continuing as the surviving entity as a wholly owned subsidiary of the Company. In consideration for all of the outstanding shares in the common stock of MJ (the “MJ Shares”), the Company will issue 2.66 shares of the Company’s common stock for each MJ Share to each stockholder of MJ.

Although the Company was the legal acquirer of MJ, under generally accepted accounting principles, the Merger will be accounted for as a reverse acquisition, with MJ being treated as the acquiring entity for accounting and financial reporting purposes. As such, moving forward the financial statements of the Company will be presented as a continuation of the operations of MJ and not the Company.

The following unaudited proforma condensed consolidated financial statements of the consolidated company include the unaudited proforma condensed balance sheet as of November 30, 2022 (the “Proforma Balance Sheet”), the unaudited proforma condensed statement of operations for the six months ended November 30, 2022, and the twelve months ended May 31, 2022 (the “Proforma Income Statements”), as adjusted to give effect to the Company’s acquisition of MJ and the related financing transactions (collectively, the “Proforma Financial Statements”).

The Proforma Financial Statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the consolidated company would have reported had the acquisition been completed as of the dates set forth in the Proforma Financial Statements, and should not be taken as being indicative of the consolidated company’s future consolidated results of operations or financial position.

The assumptions and estimates underlying the unaudited adjustments to the Proforma Financial Statements are described in the accompanying notes, which should be read together with the Proforma Financial Statements.

The Proforma Financial Statements should be read together with the Company’s historical financial statements, which are included in the Company’s latest annual report on Form 10-K and quarterly report on Form 10-Q, and MJ’s latest annual report on Form 10-K and quarterly report on Form 10-Q.

These Proforma Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP) and are expressed in US dollars. These Proforma Financial Statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the Company and MJ.

The historical consolidated financial statements have been adjusted in the Proforma Financial Statements to give effect to proforma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the proforma condensed consolidated statements of operations, expected to have a continuing impact on the consolidated results following the business combination. The actual proforma adjustments will depend on a number of factors, and could result in a change to the Proforma Financial Statements.

Purchase Price and Preliminary Allocation:

The Company is required to allocate the purchase price to the assets and liabilities based on their fair value. Management has determined, on a preliminary basis, the fair value of the assets and liabilities for purposes of allocating the purchase price. The following table presents the carrying value and allocation based on fair values.

Preliminary purchase price	$2,696,826
Assets:
Cash	214,530
Investments in equity securities	613,477
Goodwill	2,019,344
Intangibles	196,864
Other assets	46,262

Total assets	3,090,477
Liabilities
Accounts payable and accrued liabilities	(245,916)
Convertible debt	(104,250)
Right to use liability	(43,485)
Net assets acquired	$2,696,826

This preliminary purchase price allocation has been used to prepare proforma adjustments in the proforma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the proforma adjustments. The final allocation may include changes in fair values of assets and liabilities and changes in allocations to intangible assets and goodwill.

CANNABIS SATIVA, INC. AND MJ HARVEST, INC.

UNAUDITED PROFORMA CONSOLIDATED CONDENSED BALANCE SHEET

as of November 30, 2022

	Cannabis Sativa, Inc.	MJ Harvest, Inc.	Proforma Adjustments		Proforma
ASSETS
Current Assets
Cash	$214,530	$50,221	$(75,000)	(1)	$189,751
Inventory	-	960,202	-		960,202
Prepaids and other current assets	-	48,371	-		48,371
Investment in equity securities, at fair value	613,477	-	-		613,477
Total Current Assets	828,007	1,058,794	(75,000)		1,811,801

Other Assets
Right of use asset	43,485	3,588,672	-		3,632,157
Property and equipment, net	2,777	324,160	-		326,937
Intangible assets, net	196,864	109,334	-		306,198
Goodwill	1,837,202	-	182,142	(4)	2,019,344
Licenses	-	632,066	-		632,066
Investments in equity securities, at cost	-	3,101,666	-		3,101,666
Total Assets	$2,908,335	$8,814,692	$107,142		$11,830,169

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$142,052	$295,106	$-		$437,158
Operating lease liability, current portion	28,263	626,559	-		654,822
Put option liability	-	78,294			78,294
Notes payable, net of discounts	104,250	2,970,495	-		3,074,745
Accrued interest - related parties	16,324	-	-		16,324
Payables to related parties	87,540	1,067,759	-		1,155,299
Total Current Liabilities	378,429	5,038,213			5,416,642

Long-term liabilities
Operating lease liability, long-term	15,222	2,971,952	-		2,987,174
Common stock payable	206,946	-	(206,946)	(2)	-
Payables to related parties – long term	-	66,300	-		66,300
Notes payable, net of discounts	-	321,173	-		321,173
Total Liabilities	600,597	8,397,638	(206,946)		8,791,289

Stockholders' Equity:
Preferred Stock	696	-	535	(2)
	-	-	(1,231)	(3)
Common Stock	44,871	4,485	476	(2)	167,685
	-	-	(45,347)	(3)
	-	-	163,200	(4)
Additional paid-in capital	80,905,557	14,824,082	205,935	(2)	17,357,708
	-	-	(81,111,492)	(3)
	-	-	2,533,626	(4)
Accumulated deficit	(79,984,982)	(14,411,513)	79,984,982	(3)	(14,486,513)
	-	-	(75,000)	(1)
Stockholders' Equity	966,142	417,054	1,655,684		3,038,880

Non-Controlling Interest	1,341,596	-	(1,341,596)	(3)	-
Total Stockholders' Equity	2,307,738	417,054	314,088		3,038,880
Total Liabilities and Stockholders' Equity	$2,908,335	$8,814,692	$107,142		$11,830,169

The accompanying notes are an integral part of these unaudited proforma condensed financial statements.

CANNABIS SATIVA, INC. AND MJ HARVEST, INC.

UNAUDITED PROFORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

	Six Months Ended 9/30/22 Cannabis Sativa, Inc.	Six Months Ended 11/30/22 MJ Harvest, Inc.	Proforma Adjustments		Proforma
Revenues	$839,167	$169,166	$-		$1,008,333
Cost of Revenues	320,484	118,351	-		438,835
Gross Profit (Loss)	518,683	50,815	-		569,498

Operating Expenses
Professional fees	298,017	158,530	-		456,547
Depreciation and amortization	81,794	15,576	-		97,370
Wages and salaries	372,772	170,000	-		542,772
Advertising	16,907	(6,009)	-		10,898
General and administrative	306,420	584,990	-		891,410
Total Operating Expenses	1,075,910	923,087			1,998,997

Income (Loss) from Operations	(557,227)	(872,272)	-		(1,429,499)

Other Expenses (Income)
Equity investment loss (income)	-	-	36,780	(6)	36,780
Fair value of put option	-	78,294			78,294
Unrealized loss (gain) on equity securities	(158,283)	-	-		(158,283)
Interest expense	6,223	1,486,906	-		1,493,129
Total Other (Income) Expenses	(152,060)	1,565,200	36,780		1,371,626

Net Loss	(405,167)	(2,437,472)	(36,780)		(2,801,125)
Non Controlling Interest income (loss)	12,956	-	-		12,956
Net loss attributable to Company	$(418,123)	$(2,437,472)	$(36,780)		$(2,892,375)

Net Income (Loss) for the Period per Common Share: Basic & Diluted					$(0.02)

Weighted Average Common Shares Outstanding: Basic & Diluted					152,494,123

The accompanying notes are an integral part of these unaudited proforma condensed financial statements.

CANNABIS SATIVA, INC. AND MJ HARVEST, INC.

UNAUDITED PROFORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For the twelve month period ending May 31, 2022

	Cannabis Sativa, Inc.	MJ Harvest, Inc.	Proforma Adjustments		Proforma
Revenues	$1,732,108	$172,825	$-		$1,904,933
Cost of Revenues	650,186	185,852	-		836,038
Gross Profit (Loss)	1,081,922	(13,027)	-		1,068,895

Operating Expenses
Professional fees	472,147	515,792	-		987,939
Depreciation and amortization	170,107	20,041	-		190,148
Wages and salaries	745,385	663,800	-		1,409,185
Advertising	143,002	-	-		143,002
General and administrative	1,008,755	657,636	75,000	(1)	1,741,391
Total Operating Expenses	2,539,396	1,857,269	75,000		4,471,665

Income (Loss) from Operations	(1,457,474)	(1,870,296)	(75,000)		(3,402,770)

Other Expenses (Income)
Loan financing fees	-	227,756	-		227,756
Equity investment loss (income)	-	-	(373,710)	(6)	(373,710)
Unrealized loss (gain) on equity securities	663,285	-	-		663,285
Gain on forgiveness of CAREs Act Loan	(5,000)	-	-		(5,000)
Gain on sale of investment securities	9,030	-	-		9,030
Interest expense	54,013	777,732	-		831,745
Total Other (Income) Expenses	721,328	1,005,488	(373,710)		1,353,106

Net Loss	(2,178,802)	(2,875,784)	298,710		(4,755,876)
Non Controlling Interest income (loss)	158	-	-		158
Income (Loss) from Discontinued Operations	266	-	-		266
Net loss attributable to Company	$(2,178,378)	$(2,875,784)	$298,710		$(4,755,452)

Net Income (Loss) for the Period per Common Share: Basic & Diluted					$(0.04)

Weighted Average Common Shares Outstanding: Basic & Diluted					114,331,969

The accompanying notes are an integral part of these unaudited proforma condensed financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Transaction

Upon the Merger effective date, all shares of MJ common stock outstanding immediately prior to the Merger, will be converted into approximately 121,107,790 shares of CS’s common stock in the aggregate, based on an exchange ratio of 2.66 shares of CS for 1 share of MJ as set forth in the Merger Agreement.  The estimated number of shares of common stock that CS expects to issue to MJ’s common and preferred stockholders as of November 30, 2022 (ignoring rounding of fractional shares) is determined as follows:

Shares of MJ common stock outstanding at August 31, 2022 and December 13, 2022	44,854,737
Exchange ratio stipulated in Merger Agreement	2.66
Estimated number of shares of CS common stock to be issued to MJ shareholders upon closing of merger	121,107,790

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the CS stockholders and the MJ stockholders.

2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma condensed combined statements of operations for the year ended May 31, 2022 and the six months ended November 30, 2022, give effect to the Merger as if it had been consummated on June 1, 2021. The unaudited pro forma condensed combined balance sheet as of November 30, 2022 gives effect to the Merger as it had been consummated on November 30, 2022.

For accounting purposes, MJ is considered to be the acquiring company and the merger is expected to be accounted for as a reverse acquisition of CS by MJ.  This determination was primarily based on voting interests, executive officers, and board representation in the combined company. The historical financial statements of MJ will become the historical financial statements of the combined company.

The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of CS and MJ. These proforma financial statements have been compiled from and include:

(a)

an unaudited proforma balance sheet combining the unaudited balance sheet of the Company as at September 30, 2022, with the unaudited balance sheet of MJ as at November 30, 2022, giving effect to the transaction as if it occurred on June 1, 2021.

(b)

an unaudited proforma statement of operations combining the unaudited twelve months of operations of the Company for the twelve months ended June 30, 2022, with the audited statement of operations of MJ for the year ended May 31, 2022, giving effect to the transaction as if it occurred on June 1, 2021.

(c)

an unaudited proforma statement of operations combining the unaudited interim statement of operations of the Company for the six months ended September 30, 2022, with the unaudited statement of operations of MJ for the six months ended November 30, 2022, giving effect to the transaction as if it occurred on June 1, 2021.

The Proforma Financial Statements have been compiled using the significant accounting policies as set out in the consolidated financial statements of the Company for the year ended May 31, 2022.   For the year ended May 31, 2022, based on the review of the accounting policies of MJ, it is the Company’s management’s opinion that there are no material accounting differences between the accounting policies of the Company and MJ. The Proforma Financial Statements should be read in conjunction with the historical financial statements and notes thereto of the Company and of MJ.

It is management’s opinion that these proforma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with US GAAP applied on a basis consistent with the Company’s accounting policies. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies which may result from the merger.

3. Preliminary Purchase Price

The Company estimates that the aggregate value of the consideration to be paid in the merger will be approximately $2.7 million. The fair value of consideration transferred is based on the number of common shares CS stockholders will own of the combined company upon consummation of the merger, multiplied by the closing price of fair value of CS common stock on February 6, 2023, the most recent practicable date prior to the filing of this registration statement. The number and value of the shares of CS common stock to be issued pursuant to the Merger Agreement will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger, may be more or less than $2.7 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the merger.

For purposes of these pro forma financial statements, the total estimated purchase price is summarized as follows (in thousands, except share and per share amounts):

Shares of CS common stock outstanding at September 30, 2022	44,870,655
Shares of CS preferred stock outstanding at September 30, 2022 to be converted into shares of CS common stock on a 1:1 basis	695,708
Equivalent shares of CS common stock included in Stock Payable at September 30, 2022 to be issued prior to the Merger	1,010,942
Estimated number of shares of the combined company to be owned by CS stockholders	46,577,305
Multiplied by the assumed price per share of CS common stock, which is the closing trading price of CS on February 6, 2023	$0.0579
Total estimated purchase price	$2,696,826

The actual purchase consideration for the net assets of CS will vary based on CS share price at closing. The estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the merger is completed. The actual purchase price will fluctuate until the merger.

3.Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm the necessity of these estimates.

Both MJ and CS have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax asset. As a result, both entities have not previously reflected an income tax benefit or expense within the financial statement periods presented. Management has not identified any changes to the income tax positions due to the merger that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected for the pro forma adjustments.

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

1)To reflect estimated transaction costs of $75,000.  Transaction costs of $75,000 are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended May 31, 2022.

2)To reflects the issuance of common and preferred shares associated with CS’ stock payable balance at September 30, 2022.

3)To eliminate CS’s historical equity carrying values. All preferred shares of CS will be converted to common shares of CS prior to the Merger.

4)To reflect the fair value of the common stock assumed in the Merger and the adjustment of common stock to CS’ par value.

5)To reflect the adjustment of CS’ goodwill acquired to its estimated fair value. The preliminary purchase price was above the preliminary estimated fair value of net assets acquired. Management has initially determined that acquired goodwill should be increased by the difference.

6)To adjust for the change in accounting for MJ’s investment in PPK Investment Group, Inc. (“PPK”) which has been historically accounted for using the cost, less impairment basis prior to the Merger. Post-merger, management has determined that the investment is required to be accounted for using the equity method because the president of PPK will become an officer and director of the combined company. The amounts per this adjustment on the proforma statement of operations represents MJ’s share of PPK’s net income (loss) for the periods presented.

7)Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger assuming the shares were outstanding since June 1, 2021. As the Merger is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entire period presented.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements convey CS's or MJ's current expectations or forecasts of future events. CS and MJ intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are generally identifiable by use of the words "may," "could," "should," "would," "estimate," "project," "believe," "intend," "plan," "anticipate," "expect," "targets" and similar expressions. These forward-looking statements include statements relating to management's expectations regarding CS's and MJ's ability to consummate the Merger and integrate the two companies, the expected benefits of the Merger, the value of the CS common stock to be issued in connection with the Merger, CS's and MJ's ability to remain solvent, the relative competency of management, the likely response of the OTCQB Market to certain actions of CS, certain decisions of the U.S. Internal Revenue Service (the "IRS"), capital requirements, business strategies and other plans and objectives of CS's and MJ's management for future operations and activities and other such matters. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described below. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that CS and MJ believe are reasonable, but they are open to a wide range of uncertainties and business risks.

Key factors that could cause actual events or results to be different than expected or anticipated include, but are not limited to:

•failure to complete the Merger;

•failure to integrate CS and MJ's operations following the Merger;

•the future regulation of marijuana;

•operating conditions at CS and MJ;

•availability of capital;

•the risks set forth in this joint proxy statement/prospectus under the caption "Risk Factors."

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. When considering forward-looking statements, you should keep in mind the cautionary statements in this joint proxy statement/prospectus. CS and MJ are not under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this joint proxy statement/prospectus might not occur.

RISK FACTORS

In determining whether to vote for approval of the Merger Agreement and the Merger, you should consider carefully the matters described below and the other information included in this proxy statement/prospectus. Additional risks and uncertainties that CS and MJ do not presently know or that CS and MJ currently deem immaterial may also have a material adverse effect on CS's and MJ's business.

Risks Relating to the Merger

The benefits of integrating the companies may not be realized.

To be successful after the Merger, CS will need to integrate the operations of MJ into CS as its wholly owned subsidiary. Integration will require substantial management attention and could detract attention from the day-to-day business of CS. CS could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future operations, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If CS cannot integrate the CS and MJ businesses successfully, it may fail to realize the expected benefits of the Merger.

Failure to complete the Merger or delays in completing the Merger could negatively affect CS's stock price and CS's and MJ's future businesses and operations.

If the Merger is not completed for any reason, CS and MJ may be subject to a number of risks, including the following:

•the separate companies will not realize the benefits expected from the Merger, including a potentially enhanced financial and competitive position;

•due to its current liquidity position, MJ may not be able to continue operations as a going concern and, as a result, its creditors may foreclose on certain or all of its assets or seek protection under the U.S. Bankruptcy Code. In both scenarios, MJ stockholders would most likely lose all or substantially all of their investment in MJ;

•the current market price of CS common stock may reflect a market assumption that the Merger will occur and a failure to complete the Merger could result in a negative perception by the stock market of CS and a resulting decline in the market price of its common stock;

•certain costs relating to the Merger, including certain investment banking, financing, legal and accounting fees and expenses, must be paid even if the Merger is not completed; and

•there may be substantial disruption to each of CS's and MJ's business and distraction of each company's management and employees from day-to-day operations because matters related to the Merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to CS or MJ, as applicable.

Delays in completing the Merger could exacerbate uncertainties concerning the effect of the Merger, which may have an adverse effect on the business following the Merger and could defer or detract from the realization of the benefits expected to result from the Merger.

Ownership by CS stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of the current stockholders of CS.  Following the Merger, the current shareholders of MJ will own approximately 72% of the issued and outstanding common shares of CS.

The price of CS common stock might decrease before or after the Merger, which would affect the value of the consideration to be received by MJ stockholders in connection with the Merger.

Upon the closing of the Merger, each share of MJ common stock will be converted into the right to receive the Merger Consideration. This exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of CS's common stock. If the price of CS common stock decreases before or after the Merger is consummated, MJ stockholders who receive CS common stock will receive shares of CS common stock that have a lesser market value at such time. Therefore, MJ stockholders cannot be sure of the value of the CS common stock they will receive upon completion of the Merger. Stock price changes may result from a variety of factors (many of which are beyond the control of CS or MJ). The trading price of the shares of CS common stock may vary because of factors such as:

•changes in the business, operating results or prospects of CS, MJ or both companies;

•actual or anticipated variations in quarterly results of operations of both companies;

•sales of CS common stock;

•additions or departures of key personnel;

•announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by CS, MJ or both companies;

•or trends in the marijuana industry; changes in market valuations of companies similar to CS or MJ;

•the prospects of post-Merger operations;

•regulatory considerations;

•general market and economic conditions; and

•the other risks set forth in this joint proxy statement/prospectus.

The date that MJ stockholders will receive the Merger Consideration is uncertain.

The date that MJ stockholders will receive the Merger Consideration depends on the completion date of the Merger, which is uncertain. While CS and MJ expect to complete the Merger in the first quarter of 2023, the completion date of the Merger might be later than expected because of unforeseen events.

MJ's directors and executive officers have interests in the Merger that are different from, and in addition to, the interests of other MJ stockholders.

MJ's directors and executive officers are parties to agreements or participants in other arrangements that give them interests in the Merger that are different from, and in addition to, the interests of other stockholders of MJ, which could create conflicts of interest in their determinations to recommend the Merger. You should consider these interests in voting on the Merger. These different interests are described under "The Merger—Interests of MJ's Directors and Executive Officers in the Merger."

If CS fails to implement an effective system of internal controls with respect to MJ after the Merger, it may not be able to accurately report its financial results or prevent fraud and, as a result, its business could be harmed and current and potential stockholders could lose confidence in CS, which could cause CS's value to fall.

If CS is not able to establish and maintain effective internal controls with respect to MJ in a timely manner following the Merger or with adequate compliance, it may not be able to accurately report the financial results of the CS and MJ or prevent fraud and might be subject to sanctions or investigation by, among others, the OTCQB Market. Any such action could harm its business or investors' confidence in CS, and could cause its stock price to fall.

Risks Relating to the Businesses of CS, MJ

MJ has a limited operating history and MJ's business and prospects should be considered in light of the risks and difficulties typically encountered by a company with a limited operating history.

MJ has had no revenue-generating operations since its incorporation and MJ's operating cash flow needs have been financed solely through offerings of MJ's common stock or other securities and debt. As a result, MJ has limited historical financial and operating information relating to its ability to generate revenue in the future available to help you evaluate MJ's performance or independent value.

MJ's estimates of capital, personnel, equipment, and facilities required for its proposed operations are based on certain other existing businesses operating under similar business conditions and plans. MJ believes that its estimates are reasonable, but, until MJ's operations have been established, it is not possible to determine the accuracy of such estimates. MJ has not had any direct operating experience and therefore has no basis for its projections, other than the experience of other similar businesses from which limited financial histories are available. As a result, there is no assurance that MJ will be able to generate profits from operations.

MJ has a history of losses, deficits and negative operating cash flows and will likely continue to incur losses in the future. Such losses may impair MJ's ability to pursue MJ's business plan.

MJ has incurred losses and negative operating cash flows since MJ's inception and expects to continue to incur operating losses and negative cash flows from operations for the foreseeable future. MJ has made, and will continue to make, substantial capital and other expenditures before it will have sufficient operating income and cash flow to recover its investments. MJ is not able to accurately estimate when, if ever, MJ's operating income will be sufficient to cover these investments. Further, MJ may not achieve or maintain profitability or generate cash from operations in future periods. MJ has been dependent on sales of its equity securities and debt financing to meet its cash requirements and such financing may not continue to be available. MJ does not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed MJ's estimates. MJ's existing working capital is not expected to be adequate to fund MJ's business operations over the next twelve months.

CS's business could be harmed if CS loses the services of its key personnel.

CS's business and cannabis related programs depend upon CS's ability to employ the services of employees with experience in branding, marketing, developing and manufacturing cannabis based products and other experts in this field. In operating CS's business and in order to continue CS's programs, CS competes for the services of employees and professionals with other cannabis companies and businesses. In addition, several entities have expressed an interest in hiring certain of CS's employees. CS's ability to maintain and expand CS's business and continue CS's cannabis programs may be impaired if CS is unable to continue to employ or engage those parties currently providing services and expertise to CS or identify and engage other qualified personnel to do so in their place. To retain key employees, CS may face increased compensation costs, including potential new stock incentive grants and there can be no assurance that the incentive measures CS implements will be successful in helping CS retain its key personnel.

Approximately 37% of CS's common stock is controlled by two significant stockholders and management.

The availability for sale of a large amount of shares may depress the market price of CS's common stock.

Terms of subsequent financings may adversely impact CS's stockholders.

In order to finance CS's future production plans and working capital needs, CS may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing CS pursues, stockholders' rights and the value of their investment in CS's stock could be reduced. For example, if CS has to issue secured debt securities, the holders of the debt would have a claim to CS's assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of CS's common stock, the market price of CS's common stock could be negatively impacted.

CS stockholders could be diluted if CS was to use its common stock to raise capital.

As previously noted, CS may need to seek additional capital in the future to satisfy CS's working capital requirements. This financing could involve one or more types of securities including common stock, convertible debt, preferred stock or warrants to acquire common or preferred stock. These securities could be issued at or below the then prevailing market price for CS's common stock. Any issuance of additional shares of CS's common stock could be dilutive to existing stockholders and could adversely affect the market price of CS's common stock.

THE STOCKHOLDER MEETING

MJ. MJ's board of directors is furnishing this proxy statement/prospectus to solicit proxies from MJ stockholders for use at MJ's virtual special meeting of stockholders. This proxy statement/prospectus provides you with the information you need to be able to vote or instruct your vote to be cast at the MJ virtual special meeting. In addition, this document constitutes a prospectus covering the issuance of CS common stock to MJ stockholders pursuant to the Merger Agreement.

Time and Place

The stockholder meeting will be held as follows:

You will be able to attend the special meeting online by logging in at https://www.colonialstock.com/MJHarvest2023 and then clicking on the document entitled “Virtual Meeting Instructions” which includes additional instructions necessary to access the meeting room.  To access the special meeting, you will need your unique 12-digit control number included in the instructions that accompany your proxy materials.  The meeting will be held on April 5, 2023, at 10:00 a.m. Pacific Daylight Time.

Purposes of the Stockholder Meeting

MJ. At the MJ special meeting, stockholders of MJ will be asked to:

1.consider and vote upon a proposal to approve the Merger Agreement and the Merger;

2.consider and vote upon any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3.transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

The MJ board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the stockholders of MJ. The MJ board of directors unanimously recommends that the stockholders of MJ vote "FOR" the proposal to approve the Merger Agreement and the Merger and to approve any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date and Outstanding Shares

MJ. Only holders of record of MJ common stock at the close of business on February 15, 2023, the record date for the MJ special meeting, are entitled to notice of, and to vote at, the MJ special meeting. Each share of MJ common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Security Ownership and Voting by Directors and Executive Officers

MJ. As of the record date for the MJ special meeting, MJ's directors and executive officers, and their affiliates beneficially owned or had the right to vote 33,262,569 outstanding shares of MJ common stock, representing approximately 74.2% of the shares issued and outstanding and entitled to vote at the MJ special meeting. For more information regarding the security ownership of MJ common stock by directors, executive officers and certain beneficial owners of MJ, see "Information Related to MJ—Security Ownership of Management and Certain Beneficial Owners". While there are no voting agreements or arrangements with any directors, officers or other stockholders of MJ relating to the Merger of which MJ is aware, to MJ's knowledge, all the directors and executive officers of MJ and their affiliates intend to vote their common stock in favor of the Merger Agreement and the Merger.

Quorum and Vote Necessary to Approve Proposals

Abstentions and Broker Non-Votes

For any item of business proposed at the special meeting of stockholders of MJ, as applicable, may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," which is referred to as an "abstention," your shares will be treated as shares present at the meeting entitled to vote but your vote will not be counted as a vote cast. However, abstentions are considered present for purposes of determining a quorum, even though they are not considered votes cast on that proposal since an abstention is not a vote cast.

If you hold shares beneficially in "street name" and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given by the beneficial owner. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are considered present for purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but broker non-votes will not affect the outcome of any matter being voted on at the meetings except for the approval of the Merger Agreement and Merger by MJ stockholders, which requires the affirmative vote of a majority of the voting power of MJ's stockholders.

MJ. The presence, in person or by proxy, of the holders of one-half of the shares of MJ common stock outstanding is necessary to constitute a quorum at the MJ special meeting. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum. Approval of the Merger Agreement and the Merger requires the affirmative vote of a majority of the voting power of MJ's stockholders. Because this proposal requires the affirmative vote of a majority of the voting power of MJ's stockholders, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the approval of the Merger Agreement and the Merger.

Any adjournment of the MJ special meeting to solicit additional proxies requires the affirmative vote of the holders of MJ common stock representing a majority of the votes present in person or by proxy at the special meeting entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the stockholders meeting. Abstentions will be treated as shares present in person or by proxy and entitled to vote and thus will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will not be treated as shares present in person or by proxy and entitled to vote and will have no effect on the outcome of this proposal.

Tabulation of the Votes

MJ. MJ has appointed Pacific Stock Transfer to serve as the Inspector of Election for the MJ special meeting. Pacific Stock Transfer will independently tabulate affirmative and negative votes and abstentions.

Proxies

The applicable proxy card will be sent to each MJ stockholder on or promptly after their respective record dates. If you receive a proxy card, you may grant a proxy to vote on the proposals by marking, dating and signing your proxy card and returning it to MJ or by following the procedures to submit a proxy by telephone or through the Internet. If you hold your stock through a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of stock represented by properly executed proxies (including those given by telephone or through the Internet) received prior to or at the MJ special meeting, will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy (including those given by telephone or through the Internet), that proxy will be voted "FOR" each of the proposals presented at the applicable special meeting.

Other Business

The MJ board of directors is not currently aware of any business to be acted upon at the stockholders meeting other than the matters described in this proxy statement/prospectus. If, however, other matters are properly brought before the meeting, the persons appointed as proxies for the meeting will have discretion to vote or act on those matters according to their judgment.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•submitting a new, valid, and later-dated proxy by mail, telephone or through the Internet that is received prior to the applicable special meeting;

•notifying the corporate secretary of MJ, in writing, before the special meeting that you have revoked your proxy; or

•voting in person or notifying the corporate secretary of MJ, in writing, at the special meeting of your wish to revoke your proxy.

Voting in Person at the Virtual Special Meeting

All stockholders of record of MJ may vote their shares in person by attending the virtual special meeting and submitting the ballot that will be provided there.

If your shares are held in "street name," you may vote in person at the special meeting if you have a legal proxy from the holder of record. You will need to ask the broker or bank or other institution holding your shares for a legal proxy and bring the legal proxy with you to the special meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the special meeting and vote in person or legally appoint another proxy to vote on your behalf.

Solicitation of Proxies

In addition to solicitation by mail, MJ may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of MJ may solicit proxies by telephone, Internet or in person. These directors, officers and employees will receive no additional compensation for doing so.

To ensure sufficient representation at the special meetings, MJ may request the return of proxy cards by telephone, the Internet or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned, MJ urges you to send in your proxy without delay.

MJ will pay its cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, MJ stockholders should call MJ's corporate secretary at 954-519-3115.

THE MERGER

The discussion in this joint proxy statement/prospectus of the Merger and the principal terms of the Merger Agreement are subject to, and are qualified in their entirety by reference to, the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus.

General Description of the Merger

Under the terms of the Merger, MJ will become a wholly owned subsidiary of CS through a reverse triangular merger with CS and a merger subsidiary. CS will continue as the parent corporation. Shares of CS common stock will continue to be listed on the OTCQB Market of the OTC Markets System under the symbol "CBDS". Shares of MJ will cease trading and MJ will become a private company.

The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. Please read the Merger Agreement carefully and fully as it is the legal document that governs the Merger.

Background of the Merger

The Boards of Directors of CS and MJ have been discussing a possible merger since September 2021, and after consideration of market opportunities, the respective businesses of each company and their respective prospects for expansion, capital formation, and to take advantage of cost savings afforded by the combination of two public companies, the respective Boards reached agreement on the Merger transaction described in this Prospectus. In structuring the transaction, the Boards took into account, the current levels of business and the anticipated new opportunities available to each and determined that the consideration offered was fair to the shareholders of both companies.

Recommendation of CS's Board of Directors and CS's Reasons for the Merger

The CS board of directors has unanimously approved the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the stockholders of CS.

Recommendation of MJ's Board of Directors and MJ's Reasons for the Merger

The MJ board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the stockholders of MJ. The MJ board of directors unanimously recommends that the stockholders of MJ vote "FOR" the proposal to approve the Merger Agreement and the Merger.

Interests of MJ's Directors and Executive Officers in the Merger

In considering the recommendation of the MJ board of directors with respect to the Merger Agreement, MJ's stockholders should be aware that some of MJ's executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of MJ's stockholders generally. The MJ board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the Merger Agreement and to recommend that MJ's stockholders vote in favor of approving the Merger Agreement and the Merger.

Security Ownership

As of the record date for the MJ Special Meeting, MJ's directors and executive officers, including options to acquire shares of MJ common stock that are exercisable within 60 days, representing approximately 74.2% of the common stock of MJ. MJ's directors and officers will receive the same consideration for each share of common stock of MJ as the other holders of MJ common stock.

Board of Directors and Management of CS Following the Merger

Upon completion of the Merger, the CS board of directors will consist of Patrick Bilton, David Tobias,  Ralph Clinton Pyatt III, and Randy Lanier.  Upon completion of the Merger, the CS principal officers will consist of Patrick Bilton, CEO and Ralph Clinton Pyatt III, COO.

Accounting Treatment

The Merger will be accounted for as an acquisition of MJ by CS using the "acquisition" method of accounting under accounting principles generally accepted in the United States of America ("GAAP") with CS treated as the acquirer. Under the acquisition method of accounting, assets acquired and liabilities assumed will be recorded, as of completion of the Merger, at their respective fair values and added to those of CS. The reported financial condition and results of operations of CS issued after completion of the Merger will reflect MJ's balances and results after completion of the Merger, but will not be restated retroactively to reflect the historical financial position or results of operations of MJ.

Material United States Federal Income Tax Consequences of the Merger

The following are the material U.S. federal income tax consequences of the Merger to holders of MJ common stock that exchange their shares of MJ common stock for shares of CS common stock in the Merger.

This discussion addresses only holders of MJ common stock who hold that stock, and the CS common stock received in the Merger in exchange for MJ common stock, as a "capital asset" as defined for U.S. federal income tax purposes.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of MJ common stock in light of that holder's particular circumstances or to a holder subject to special rules (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, holders who are not U.S. persons (as defined below), holders who hold shares of MJ common stock through certain foreign financial institutions (including investment funds or other investment vehicles), controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of capital stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired capital stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or holders who actually or constructively own more than 5% of MJ common stock).

For purposes of this discussion a "U.S. person" for purposes hereof is:

•an individual citizen or resident of the United States;

•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust that (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on the Code, applicable U.S. Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds MJ common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding MJ common stock should consult their own tax advisors.

This discussion of material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Holders of MJ common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Neither MJ nor CS have sought, nor will either of them seek, any ruling from the Internal Revenue Service (the "IRS") regarding any matters relating to the Merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Tax consequences of the Merger to CS and MJ. MJ and CS intend for the Merger to qualify as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Accordingly, neither CS nor MJ will recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax consequences of the Merger to MJ stockholders. Each holder of MJ common stock who exchanges such holder's MJ common stock for CS common stock generally will not recognize gain or loss. The aggregate tax basis of the CS common stock each holder receives in the Merger will equal the aggregate adjusted tax basis in the shares of MJ common stock such holder surrenders in the Merger. The holding period for the shares of CS common stock received in the Merger will include the holding period of the shares of MJ common stock surrendered in the Merger. If a holder acquired different blocks of MJ common stock at different times or at different prices, the CS common stock such holder receives will be allocated pro rata to each block of MJ common stock, and the basis and holding period of each block of CS common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of MJ common stock exchanged for such block of CS common stock.

Merger reporting requirements. A holder of MJ common stock, as a result of having received CS common stock in the Merger, will be required to retain records and file certain statements with their tax returns pertaining to the Merger as provided pursuant to U.S. Treasury regulation Section 1.368-3. Holders of MJ common stock should consult with their tax advisers regarding the compliance with these requirements.

Sale or other disposition. A sale, exchange, or other disposition of the CS common stock received in the Merger will generally result in gain or loss equal to the difference between the amount realized upon the disposition and a holder's adjusted tax basis in the CS common stock, as the case may be. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the CS common stock, as applicable, exceeds one year. If a holder is an individual or other non-corporate holder, net long-term capital gain realized by such holder is subject to a preferential maximum tax rate of 20%, whereas short term capital gains are taxable at ordinary effective income tax rates. The deduction of capital losses is subject to limitations.

A Medicare contribution tax is imposed on the "net investment income" of certain individuals, estates and trusts with income exceeding certain threshold amounts. An individual is subject to a 3.8% tax on the lesser of: (1) his or her net investment income for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold ($125,000, $200,000 or $250,000 depending on the individual's U.S. federal income tax filing status). Estates and trusts are subject to similar rules applied to undistributed net investment income. Net investment income generally would include any capital gain recognized in connection with a disposition of CS common stock, as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of MJ common stock should consult their tax advisors as to the application of this additional tax to their circumstances.

Information reporting and backup withholding. In general, information reporting will apply to dividends in respect of the CS common stock and the proceeds from the sale, exchange or other disposition of the CS common stock that are paid to a holder within the United States (and in certain cases, outside the United States), unless a holder is an exempt recipient and appropriately establishes that exemption. Backup withholding may apply to such payments if a holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Dissenters' or Appraisal Rights

Dissenters' or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the "fair value" for their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Dissenters' or appraisal rights are not available in all circumstances.

Any holder of MJ common stock is entitled to dissent to the Merger and receive the "fair value" of its shares of MJ common stock in cash, together with the interest accrued from the effective date of the Merger until the date of payment, provided that the stockholder fully complies with the provisions of NRS 92A.300 to 92A.500. If, however, holders of more than 15% of MJ's outstanding common stock exercise their dissenters' rights, CS or MJ has the right to abandon the Merger.

Ensuring the perfection of your dissenter's rights can be complicated. The procedural rules are specific and must be followed precisely. Failure to comply with the procedural rules may cause a termination or waiver of your dissenter's rights. The following is only a brief summary of the material provisions of the statutory procedures MJ stockholders must follow to perfect their dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to NRS 92A.300 to 92A.500, inclusive, the full text of which is attached to this joint proxy statement/prospectus as Annex B. Please review NRS 92A.300 to 92A.500 for the complete procedure. MJ will not give you any notice other than as described in this joint proxy statement/prospectus and as required by the Nevada Revised Statutes. If you are considering dissenting, you should consult with your own legal advisor.

To exercise dissenter's rights, a stockholder must:

•deliver written notice to MJ before the Merger Agreement and the Merger are voted upon, stating that the stockholder intends to demand payment for his, her or its shares of common stock if the Merger is effectuated; and

•not vote, or cause or permitted to be voted, any of his, her or its shares of common stock in favor of the Merger Agreement or the Merger. A VOTE IN FAVOR OF THE MERGER AGREEMENT OR THE MERGER BY A STOCKHOLDER WILL RESULT IN A WAIVER OF THAT STOCKHOLDER'S DISSENTER'S RIGHTS.

    Notices transmitted before the special meeting should be addressed to MJ Harvest, Inc., 9205 W. Russell Road, Suite 240, Las Vegas, Nevada 89139, Attention: Corporate Secretary. At the MJ special meeting, notices may be handed to the chairman of the meeting.

A stockholder whose shares common stock are held in "street name" or in the name of anyone other than the stockholder must obtain written consent to the dissent from the person or firm in whose name the shares are registered and must deliver the consent to the applicable corporate secretary no later than the time such beneficial stockholder asserts dissenter's rights. Also, any dissenter's rights that are asserted must be asserted as to all shares of common stock that such stockholder beneficially owns or has power to direct the vote.

FAILURE BY A STOCKHOLDER TO DULY DELIVER WRITTEN NOTICE OF ITS INTENT TO DEMAND PAYMENT WITH ANY REQUIRED CONSENTS WILL RESULT IN THE LOSS OF SUCH STOCKHOLDER'S DISSENTER'S RIGHTS.

Any stockholder who exercises dissenter's rights will not be entitled to vote his or her shares of common stock for any purpose or to receive payment of dividends or any other distributions on such shares after the effective date of the Merger.

Within 10 days after the effective date of the Merger, MJ will deliver a written dissenter's notice to all stockholders who properly perfected their rights to dissent, which will, among other things:

•specify where the demand for payment must be sent and where and when stock certificates, if any, must be deposited;

•state the extent to which the transfer of uncertificated shares will be restricted after the demand for payment is received;

•include a form for demanding payment that includes the date the Merger was first publicly announced and requires that the stockholder certify whether or not he, she or it acquired beneficial ownership of the shares before that date;

•set the date by which MJ must receive the demand for payment; and

•include a copy of NRS 92.A.300 to 92.A.500, inclusive.

Any stockholder who fails to deliver a duly completed form for demanding payment by the date required in the dissenter's notice will be deemed to have waived the right to demand payment.

Stockholders who receive a dissenter's notice and who wish to exercise dissenter's rights must:

•demand payment;

•certify whether he, she or it acquired beneficial ownership of the shares before the date set forth in the dissenter's notice; and

•deposit his, her or its certificates, if any, in accordance with the terms of the dissenter's notice.

FAILURE BY A STOCKHOLDER TO DEMAND PAYMENT IN THE PROPER FORM OR DEPOSIT HIS, HER OR ITS CERTIFICATES AS DESCRIBED IN THE DISSENTER'S NOTICE WILL TERMINATE SUCH STOCKHOLDER'S RIGHT TO RECEIVE PAYMENT FOR HIS, HER OR ITS SHARES PURSUANT TO NEVADA'S DISSENTERS' RIGHTS STATUTE.

Within 30 days after receiving a stockholder's properly executed demand for payment, MJ will pay in cash to such stockholder the amount MJ estimates to be the fair value of such stockholder's shares, plus accrued interest. The payment will be accompanied by:

•MJ's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year, and the latest available quarterly financial statements, if any;

•a statement of MJ's estimate of the fair value of the shares; and

•information regarding such stockholder's right to challenge the estimated fair value.

MJ may elect to withhold payment from any stockholder that became the beneficial owner of the shares on or after the date the Merger was first publicly announced as set forth in the dissenter's notice. If MJ withholds payment, after the consummation of the Merger, it will estimate the fair value of the shares, plus accrued interest, and offer to pay this amount to such stockholder in full satisfaction of his, her or its demand. The offer will contain a statement of MJ's estimate of the fair value, an explanation of how the interest was calculated, and a statement of dissenters' rights to demand payment under NRS Section 92A.480.

A dissenting stockholder who is dissatisfied with the amount of the payment offered or paid by MJ may notify MJ in writing of such stockholder's own estimate of the fair value of his, her or its shares and the amount of interest due, and demand payment of such estimate, less any payment previously paid by MJ. Such demand must be made within 30 days after MJ made or offered payment; otherwise, such stockholder shall be deemed to have waived his, her or its right to challenge the amount paid or offered by MJ.

If there is still a disagreement about the fair market value, MJ will, within 60 days after receiving a stockholder's demand, petition the court to determine the fair value of the shares and accrued interest. If MJ does not commence such legal action within the 60-day period, it will have to pay the amount demanded for all unsettled demands, plus interest.

All dissenters whose demands remain unsettled will be made parties to the proceeding, and are entitled to a judgment for either:

•the amount by which the fair value of the shares, plus interest, exceeds the amount paid by MJ; or

•the fair value, plus accrued interest, of the after-acquired shares for which or MJ withheld payment.

MJ will pay the costs and expenses of the court proceeding, unless the court finds the dissenters acted arbitrarily, vexatiously or in bad faith, in which case the costs will be equitably distributed. Attorney fees will be divided as the court considers equitable.

FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES OF NRS 92A.400 THROUGH 92A.480 FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. IF DISSENTERS' RIGHTS ARE NOT PERFECTED, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION RECEIVABLE WITH RESPECT TO SUCH SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF NEVADA'S DISSENTERS' RIGHTS STATUTE, IF YOU ARE CONSIDERING DISSENTING TO THE MERGER, CS AND MJ STRONGLY URGE YOU TO CONSULT YOUR OWN LEGAL ADVISOR.

Resale of CS Common Stock

CS common stock issued to MJ stockholders in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any stockholder who may be deemed an "affiliate" of CS under the Securities Act.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to you. The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read it carefully in its entirety for a more complete understanding of the Merger Agreement and the Merger.

The Merger Agreement and the following summary have been included to provide you with information regarding the terms of the Merger Agreement and the transactions described in this joint proxy statement/prospectus. Neither CS nor MJ intends that the Merger Agreement or any of its terms will constitute a source of business or operational information related to CS or MJ. The representations and warranties in the Merger Agreement are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality, are modified or qualified by information contained in the disclosure schedules exchanged by the parties, and should not be relied on by any person or entity other than CS or MJ for any purpose. Business and operational information regarding CS and MJ can be found elsewhere in this joint proxy statement/prospectus and, in the case of CS, in the other public documents that CS files with the SEC. See "Where You Can Find More Information."

SUMMARY OF MERGER AGREEMENT

Surviving Corporation. At the Effective date of the Merger, Merger Sub shall be merged with and into MJHI, and MJHI shall be the surviving corporation of the Merger (the “Surviving Corporation”). The Articles of Incorporation of MJHI shall be the Articles of Incorporation for the Surviving Corporation until amended, altered or repealed as authorized by law. The bylaws of MJHI shall be the bylaws of the Surviving Corporation until amended, altered, or repealed as authorized by law. The name of the Surviving Corporation shall continue to be MJ Harvest, Inc. ("MJHI" in this Summary of Merger Agreement) and the Articles of Incorporation shall be amended accordingly as authorized by law. Upon Completion of the Merger, the existence of Merger Sub shall cease at the Effective date of the Merger as a consequence of the Merger.

Terms, Conditions and Effect.

The terms and conditions of the Merger and the mode of carrying it into effect are as follows:

a.The Merger shall become effective, and the term "Effective date of the Merger" shall mean, the time:

i.when all conditions precedent hereinafter enumerated have been complied with, and

ii.this Agreement or certificate of merger shall have been signed, acknowledged, filed, and recorded pursuant to the laws of the State of Nevada.

b.The corporate identity, existence, purposes, powers, franchises, rights, and immunities of MJHI shall continue as MJHI unaffected and unimpaired by the Merger.

c.Upon the Effective date of the Merger, all rights, privileges, powers, franchises and interests of MJHI, both of a public and private nature; all of its property, real, personal and mixed; all debts due on whatever account; and every other interest of MJHI shall be retained by MJHI, and all claims, demands, property and every other interest shall remain the property of MJHI. The title to any real estate vested in MJHI shall not revert or be in any way impaired by reason of the Merger; all rights of creditors and all liens upon the property of MJHI shall be preserved unimpaired, and all debts, liabilities, restrictions and duties of MJHI shall remain with MJHI and may be enforced against it to the same extent as if they had been incurred or contracted by it.

d.The officers and directors of MJHI shall remain unaffected by the Merger.

e.Merger Sub consents to be sued and served with process in the State of Nevada or in such other jurisdiction as may be applicable in any proceeding for the enforcement of any obligation of Merger Sub, and Merger Sub irrevocably appoints the Secretary of State of Nevada, or such other state as may be applicable insofar as the same may be required by such jurisdiction, as its agent to accept service of process in any such proceeding.

f.CBDS and MJHI will each furnish to the other such data and information relating to it as the other may reasonably request for the purpose of including such data and information in any proxy statement or registration statement which the other may use in connection with its meeting of shareholders to be held to consider and take action with respect to the approval and adoption of this Agreement.

g.CBDS and MJHI each agree to give the other and the authorized representatives of the other full access to all the premises and books and records of it and any subsidiaries, and to furnish such financial information and operating data with respect to the respective businesses, as the other shall from time to time reasonably request.

h.Dissenters’ Rights. Pursuant to the NRS Sections 92A.300 et seq., MJHI shareholders will have the opportunity to dissent from the action contemplated by this Agreement of Merger. Any shareholder electing to exercise such right of dissent must file with the corporation, prior to or at the meeting of the shareholders at which such proposed corporate action is submitted to vote, a written objection to the action. If the action is approved by the required vote, CBDS in accordance with NRS Sections 92A.430 and 440 will provide the shareholder written dissenter’s notice within 10 days. The shareholder may, within 60 days after the date shareholder received the dissenters notice, make a written demand on the corporation or the surviving corporation, in the case of a merger, for payment of a fair value of such shareholder’s shares. Any shareholder failing to make demand within the applicable 60-day period shall be bound by the terms of this Agreement for Merger. Any shareholder making demand for payment of the fair value shall thereafter be entitled only to payment and shall not be entitled to vote or to exercise any other rights of a shareholder. Fair value of the dissenter’s shares shall be determined: (i) Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and (iii) without discounting for lack of marketability or minority status in accordance with NRS Section 92A.320.

Closing.

a.The closing shall take place at the offices of at such location and at such time as the parties shall agree on the first business day following the adoption of this Agreement by the shareholders of MJHI and Merger Sub as contemplated by a Proxy and Shareholder Information Package to be provided to the Shareholders of MJHI in accordance with all applicable laws and regulations.

b.At the closing MJHI will deliver to CBDS: (i) such evidences as counsel for MJHI may reasonably require as to MJHI’s compliance with provisions of NRS relating to the Merger as set forth herein; and (ii) such other documents as may be required to be produced pursuant to this Agreement.

c.At closing CBDS will cause to be delivered to MJHI: (i) certificates representing the number of shares of CBDS Common Stock into which the outstanding shares of MJHI Common Stock are to be converted Pursuant to Section 1.04 hereof; (ii) documents referred to in Article VII hereof; and (iii) such other documents as may be required to be produced pursuant to this Agreement.

Conversion of Stock

a.At the Effective date of the Merger, CBDS will have authorized capital stock consisting of 500,000,000 shares of common stock having a par value of $.001 per share, of which 46,262,073 shares will be issued and outstanding, and 5,000,000 shares of preferred stock having a par value of $0.001 per share, of which no shares will be issued and outstanding.

b.At the Effective date of the Merger, Merger Sub will have authorized capital stock consisting of ten shares of common stock having a par value of $0.001 per share, of which one share will be issued and outstanding.

b.At the Effective date of the Merger, MJHI will have authorized capital stock consisting of 100,000,000 shares of common stock having a par value of $.0001 per share, of which 45,534,860 shares will be issued and outstanding, and 5,000,000 shares of preferred stock having a par value of $0.001 per share, of which no shares will be issued and outstanding.

c.At the Effective date of the Merger:

i.Each share of MJHI Common Stock issued and outstanding immediately prior to the Effective date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into two and sixty-six one hundredths (2.66) fully paid and nonassessable shares of CBDS Common Stock. Prior to the Effective date of the Merger, MJHI shall not declare any stock dividend or split, combine, reclassify, or make any change in the outstanding shares of MJHI Common Stock, except as provided in this Agreement.

ii.Each share of Merger Sub common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective date of the Merger shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of MJHI.

ii.Each holder of an outstanding certificate or certificates theretofore representing shares of MJHI Common Stock immediately before the Effective date of the Merger shall, at or after the Effective date of the Merger, receive a book entry certificate or certificates representing the number of full shares of CBDS Common Stock into which the shares represented by such certificate or certificates so surrendered shall have been converted as aforesaid.

iii.Neither certificates nor script for fractional shares will be issued. Where application of the exchange ratio set forth in Paragraph 1.04 (c)(i), above, would result in issuance of a fractional share, the number of shares shall be rounded up to the next whole number.

Directors and Officers. The directors of CBDS after the Effective date of the Merger, shall hold office until the next annual meeting of shareholders of CBDS and until their successors are chosen and qualified will be as follows:

Names of Directors

Patrick Bilton

David Tobias

Ralph Clinton Pyatt III

Randy Lanier

The principal officers of CBDS, after the Effective date of the Merger, who shall hold office until their successors are chosen and qualified will be as follows:

Officers:

Name	Title
Patrick Bilton	Chief Executive Officer
Ralph Clinton Pyatt III	Chief Operating Officer

CBDS may also have such other officers as the Board of Directors shall from time to time determine. The Chief Executive Officer and the Chief Operating Officer of CBDS are authorized, from time-to-time to promote existing personnel or hire new personnel in such capacities as they deem appropriate and to designate titles for such personnel up to and including designations as vice-president without further input from the Board of Directors of CBDS.

COVENANTS AND AGREEMENTS OF MJ

MJ covenants and agrees that between the date of the merger agreement and the Effective date of the Merger, except with the consent in writing of CS (which shall not be unreasonably withhold), and except as may be required to affect the transactions contemplated hereby:

Articles of Incorporation and Bylaws. MJ will not change its Articles of Incorporation or bylaws.

Capitalization. MJ will not make any change in its authorized, issued or outstanding capital stock; grant any stock option or security or right to purchase shares of its capital stock; issue any security convertible to shares of its capital stock; purchase, redeem, retire or otherwise acquire any shares of its capital stock, or agree to do any of the foregoing; or declare, set aside, or pay any dividend or other distribution in respect of its capital stock.

Shareholder’s Meeting. MJ will submit the merger agreement to a special meeting of its shareholders with a recommendation of its board of directors, with respect to each item submitted, for favorable action by the shareholders and will use its best efforts to obtain the requisite shareholder approval.

Business in the Ordinary Course. MJ will conduct its business in the ordinary course and will (a) use its best efforts to preserve its business organization intact, to keep available to MJ the services of its present officers and employees and to preserve the goodwill of its suppliers, customers and others having business relations with it;  (b) maintain its properties in customary repair, working order and condition, reasonable wear and tear by casualty excepted;  (c) enter into no sale, lease, contract, commitment or other transaction except in the course of ordinary business; provided, however, that nothing in this section shall prohibit compliance by MJ with, or MJ’s borrowing or repayment of funds pursuant to any agreements or other commitments disclosed by MJ to CS.

Banking Arrangements:  Powers of Attorney. MJ will not make any change in its banking and safe deposit arrangements and will not grant any powers of attorney, other than as required for the effectuation of the merger agreement, or to reflect changes in personnel or the establishment of new locations.

Accounting Practices. Except as required by generally accepted accounting principles, MJ will not make any change in its accounting methods or practices.

Employment Compensation. MJ will not institute, agree to, or amend any employment contract in excess of $100,000 per year, or any bonus, profit-sharing, pension, retirement, incentive or similar arrangement, except to grant normal individual increases in compensation in accordance with established agreements or procedures.

Merger, etc. MJ will not sell or lease all or substantially all, of its assets and business; acquire all or substantially of the stock or the business or the assets of any other person, corporation or business organization; or agree to do any of the foregoing.

CONDITIONS PRECEDENT TO CS’S OBLIGATIONS

The obligations of CS under this merger agreement are subject to the fulfillment, before or on the effective date of the Merger, of each of the following conditions, unless waived in writing by CS:

MJ’s Representations and Warranties. The representations and warranties of MJ set forth in merger agreement hereof shall be true and correct as of the date hereof and shall be made again at and as of the Effective date of the Merger and shall then (except as affected by transactions contemplated hereby) be true and correct; and CS shall have received a certificate dated the Effective date of the Merger signed on behalf of MJ by its president certifying to the fulfillment of this condition.

MJ’s Covenants. MJ shall have performed all covenants required by this Agreement to be performed by it on or before the Effective date of the Merger; and CS shall have received a certificate dated the Effective date of the Merger signed on behalf of MJ by its president certifying to the fulfillment of these conditions.

Opinion of MJ’s Counsel. MJ shall have delivered to CS the opinion of its counsel, dated on the Effective date of the Merger, in form and substance satisfactory to counsel for CS, to the effect that:

a.MJ’s Corporate Standing. MJ is a Nevada corporation organized and validly existing, with power to conduct its business as conducted on the Effective date of the Merger.

b.MJ’s Corporate Authority. (i) The execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated herein have been duly authorized and approved by all requisite action of MJ’s board of directors and shareholders, and the merger agreement has been duly executed and delivered and constitutes the valid and binding obligation of MJ in accordance with its terms; and (ii) the execution of the merger agreement has not violated, and performance hereof will not violate, the provisions of MJ’s articles of incorporation, bylaws, any note known to counsel of which MJ is the maker, or any indenture, agreement or other instrument known to counsel to which MJ is a party, except as permitted by consents specified in the opinion that are to the best of counsel’s knowledge in full force and effect.

c.Registration Statement. The registration statement of CS prepared and filed by CS in connection with the registration of the shares to be issued in the transactions contemplated by the merger agreement appears on its face to be appropriately responsive to the Securities Act of 1933, and the applicable rules and regulations of the Securities and Exchange Commission as regards such information about or related to MJ or supplied by MJ. Counsel shall state the extent to which they have participated in the preparation of the registration statement and that they are not aware of any facts which would lead them to believe that MJ has failed to comply with said rules and regulations by reason of the inclusion in the registration statement of any untrue statement or material fact or the omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading (except counsel for MJ need express no opinion with respect to (i) the financial statements included in the prospectus or (ii) information with respect to CS supplied or approved in writing by CS or any representative thereof for use in the registration statement).

Registration Statement Information. None of the information with respect to MJ which shall have been furnished by or on behalf of MJ for inclusion in the registration statement to be sent to the shareholders of MJ and CS shall be false or misleading in any material respect or shall fail to state any fact necessary to make the statements therein not false or misleading in any material respect.

Effectiveness of Registration Statement. The registration statement filed by CS shall have become effective and the shares of CS’s Common Stock to be issued and delivered to the shareholders of MJ, respectively, shall be registered under the Act and under applicable state blue sky and securities laws.

COVENANTS AND AGREEMENTS OF CS

CS covenants and agrees that between the date hereof and the Effective date of the Merger:

Articles of Incorporation and Bylaws. CS will not change its articles of incorporation or bylaws, except as otherwise provided herein.

Capitalization. CS will not make any change in its authorized, issued or outstanding capital stock; grant any stock option or right to purchase shares of its capital stock; issue any security convertible into shares of its capital stock; purchase, redeem, retire or otherwise acquire any shares of its capital stock; or agree to do any of the foregoing; or declare, set aside, or pay any dividend or other distribution in respect of its capital stock, except as otherwise provided herein.

Business in the Ordinary Course. CS will conduct its business in the ordinary course and will (a) use its best efforts to preserve its business organization intact, to keep available to CS the services of its present officers and employees, and to preserve the goodwill of suppliers, customers and others having business relations with it; (b) maintain its properties in customary repair, working order and condition, reasonable wear and tear by casualty excepted; and (c) enter into no sale, lease, contract or commitment or other transaction except in the course of ordinary business.

Employment Compensation. CS will not institute, agree to or amend any employment contract in excess of $100,000 per year, or any bonus, stock option, profit-sharing, pension, retirement, incentive or similar arrangement, except to grant normal individual increases in compensation in accordance with established agreements or procedures.

Banking Arrangements and Powers of Attorney. CS will not make any change in its banking and safe deposit arrangements and will not grant any powers of attorney, other than as required for the effectuation of the merger agreement, or to reflect changes in personnel.

Accounting Practices. Except as required by generally accepted accounting principles, CS will not make any changes in its accounting methods or practices.

Merger, etc. CS will not merge or consolidate with any other corporation; sell or lease all or substantially all of its assets and business; acquire all or substantially all the stock, business or assets of any other person, corporation or business organization; or agree to do any of the foregoing, except as provided herein.

Preparation and Filing of Registration Statement. CS shall cause a registration statement on Form S-4 to be prepared and filed with the Securities and Exchange Commission and with the securities or "blue sky" commissions of each state in which filing is necessary for the purpose of registering the shares of common stock to be issued pursuant to merger agreement hereof, and will use its best efforts to cause the registration statement to become effective.

Listing of Common Stock. CS common stock will be traded in the OTCQB Market after the Effective date of the Merger.

CONDITIONS PRECEDENT TO MJ’S OBLIGATIONS

The obligations of MJ under the merger agreement are subject to the fulfillment before or on the Effective date of the Merger of each of the following conditions, unless waived in writing by MJ:

CS’s Representations and Warranties. The representations and warranties of CS set forth in the merger agreement shall be true and correct as of the date thereof and shall be deemed to be made again at and as of the effective date of the merger and shall then (except as affected by transactions contemplated hereby) be true and correct; and MJ shall have received a certificate dated the effective date of the merger signed on behalf of CS by its president certifying to the fulfillment of this condition.

CS’s Covenants. CS shall have performed all covenants required by this Agreement to be performed by it on or before the Effective date of the Merger; and MJ shall have received a certificate dated the Effective date of the Merger signed on behalf of CS and Merger Sub by their respective president certifying to the fulfillment of these conditions.

Opinion of Counsel for CS. CS shall have delivered to MJ the opinion of CS’s counsel, dated on the Effective date of the Merger, addressed and satisfactory to MJ, to the effect that:

a.CS’s Corporate Standing. CS is a Nevada corporation organized and validly existing, with power to conduct its business as conducted on the Effective date of the Merger.

b.CS’s Corporate Authority. (i) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated therein have been duly authorized and approved by all requisite action of CS’s board of directors and shareholders, and the merger agreement has been duly executed and delivered and constitutes the valid and binding obligation of CS in accordance with its terms; and (ii) the execution of the merger agreement has not violated, and performance hereof will not violate, the provisions of CS’s articles of incorporation, bylaws, any note known to counsel of which CS is the maker, or any indenture, agreement or other instrument known to counsel to which CS is a party, except as permitted by consents specified in the opinion that are to the best of counsel’s knowledge in full force and effect.

c.Registration Statement. The registration statement of CS prepared and filed by CS in connection with the registration of the shares to be issued in the transactions contemplated by the merger agreement appears on its face to be appropriately responsive to the Securities Act of 1933, and the applicable rules and regulations of the Securities and Exchange Commission as regards such information about or related to CS or supplied by CS. Counsel shall state the extent to which they have participated in the preparation of the registration statement and that they are not aware of any facts which would lead them to believe that CS has failed to comply with said rules and regulations by reason of the inclusion in the registration statement of any untrue statement or material fact or the omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading (except counsel for CS need express no opinion with respect to (i) the financial statements included in the prospectus or (ii) information with respect to MJ supplied or approved in writing by MJ or any representative thereof for use in the registration statement).

Registration Statement Information. None of the information with respect to CS which shall have been furnished by or on behalf of CS for inclusion in the registration statement to be sent to the shareholders of MJ and CS shall be false or misleading in any material respect or shall fail to state any fact necessary to make the statements therein not false or misleading in any material respect.

Effectiveness of Registration Statement. The registration statement filed by CS shall have become effective and the shares of CS’s common stock to be issued and delivered to the MJ’s and CS’s shareholders, respectively, shall be registered under the Securities Act of 1933, and under applicable state blue sky and securities laws.

TERMINATION

Termination. The merger agreement may be terminated and abandoned in accordance with the following provisions:

a.by mutual written consent of CS and MJ;

b.upon prompt written notice by (a) MJ to CS or (b) CS to MJ, if such notifying party has decided, prior to the expiration of the term of the merger agreement, not to pursue the transaction contemplated hereby on substantially the same terms as those set forth in the merger agreement;

c.in the event of termination by either party pursuant to paragraph (b) immediately above, the party terminating the merger agreement shall pay the non-terminating party $50,000 for walking away from the transaction.

d.by MJ, without any penalty to CS, in the event that MJ’s due diligence (a) uncovers facts concerning CS’s business or financial condition that are different than those represented to MJ by CS prior to the execution of the merger agreement or (b) discloses any material concerns to CS regarding MJ; and

e.by MJ, without any penalty to CS, in the event that MJ’s board of directors does not approve the execution of the merger agreement, and/or the transactions contemplated thereby.

[END OF SUMMARY OF MERGER AGREEMENT]

INFORMATION RELATED TO CANNABIS SATIVA

Description of Business

Company Background. Cannabis Sativa, Inc., formerly named Ultra Sun Corporation, was incorporated under the laws of Nevada in November 2005.  In 2020, we conducted operations through our subsidiaries PrestoCorp, Inc. (“PrestoCorp”), a 51% owned Delaware corporation engaged in the telemedicine business. We also began the year with interests in GK Manufacturing and Packaging, Inc. (“GKMP”), a California corporation that serves as a contract manufacturer of products containing hemp-based CBD and i-Budtender (IBUD”), a Nevada corporation in the development stage for on-line referral business in the cannabis industry.

In April 2021, we discontinued operations of GKMP and IBUD and sold our controlling interests in these subsidiaries. We reported their operations for the years ended December 31, 2021, and 2020 separately as discontinued operations.

We also own 100% of the following subsidiaries: Wild Earth Naturals, Inc. (“Wild Earth”), a Nevada corporation, Eden Holdings LLC (“Eden”), a Virginia limited liability company, Kubby Patent and Licenses, Limited Liability Company (“KPAL”), a Texas limited liability company and Hi Brands International Inc. (“Hi Brands”), a Nevada corporation. Wild Earth, Eden, KPAL, and Hi Brands are currently inactive, but fit into our business strategy as discussed below.

Our common stock is quoted for trading on the OTCQB Market under the symbol CBDS.

We currently maintain virtual principal executive offices with our staff and contractors located remotely and typically working out of their homes. Our mailing address is 450 Hillside Drive, #A224, Mesquite, Nevada 89027. Our telephone number is (702) 763-3123.

Business Strategy. In 2022, focused on growing our telemedicine business while seeking opportunities in brand development and marketing of products and services to the cannabidiol (“CBD”) and marijuana industries.

Telemedicine. PrestoCorp (“PrestoDoctor”) offers an online telemedicine platform providing customer access to knowledgeable physicians to obtain a medical marijuana recommendation (https://prestodoctor.com). PrestoDoctor uses secure video conferencing technology to provide a safe and confidential forum for the Doctor patient interview in accordance with state regulations governing issuance of medical marijuana cards.  Appointments through PrestoDoctor's website generally take 10-15 minutes and can be scheduled and completed in the same day. This convenience eliminates the need for patients to travel to a clinic. More than 100,000 users have registered to consult with PrestoDoctor's 15+ licensed physicians across the United States. In 2022, PrestoDoctor expanded service to Pennsylvania, Illinois, Iowa, and Texas, while continuing to offer services in California, Nevada, New York, Missouri, and Oklahoma. We continue to actively target expansion into additional states.

Management is currently evaluating opportunities to expand the platform for medical marijuana evaluations into other states and is reviewing other telemedicine applications.  The COVID-19 pandemic has been a catalyst for expansion of telemedicine services across the United States, and our existing systems and infrastructure are well suited to providing other similar medical evaluations.  Growth of the platform to take advantage of these opportunities will require capital for development of new features and capabilities necessary to provide new services, expansion of personnel and expansion of our contracted physician pool. No assurances can be given that our efforts to expand into new areas and/or provide new services will be successful.

Brand Development and Product Marketing. We have assembled a portfolio of brands, products, intangible assets, and expertise to allow research, development, acquisition and licensing of specialized cannabis and CBD related products, including cannabis and CBD formulas, edibles, topicals, strains, recipes and delivery systems.  We plan to engage in marketing and branding within the cannabis and CBD spaces utilizing our existing brands, including our trademark pending "hi" brand, while also seeking out new opportunities for brand aggregation and marketing. In 2021, we were not able to focus on further development of these assets due to limitations on availability of capital and the need to devote our energies to growth in the telemedicine space.

Descriptions of the products/brands include:

Wild Earth Naturals, Inc. Wild Earth Naturals, Inc. is an herbal skin care products formulation and marketing company that targets the growing natural health care products market in the United States and abroad.  We intend to develop and manufacture high-quality, herbal based skin care products providing healthier choices to consumers.  We use specialized ingredient mixing processes to produce plant glycerite/mineral herbal blends and oil extractions, which we believe will be unique to the natural health products industry.  The ingredients for our products are selected to meet a number of criteria, including, but not limited to, safety, potency, purity, stability, bioavailability, and efficacy.  We plan to control the quality of our products beginning at the formulation stage and continuing through controlled sourcing of raw ingredients, manufacturing, packaging, and labeling.

Hi Brands International Inc. On February 6, 2015, the Company formed Hi Brands International Inc., a Nevada Corporation and wholly owned subsidiary of the Company ("Hi Brands").  Hi Brands entered into a Purchase, Supply and Joint Venture Agreement (the "Agreement"), with Centuria Natural Foods, Inc. ("Centuria") to develop a supply of proprietary CBD (Cannabidiol) Rich Hemp Oil products, but the agreement was never implemented and no business was ever transacted. As a result, Hi Brands International, Inc. has been inactive for the last several years.  Although the Hi Brands business has been inactive, the Company believes that there is value in the name and that it may afford a sound outlet for the Company’s products as we work to build out our product portfolio.

In order to capitalize on the Hi Brands concept, the Company will require capital for a virtual storefront design, online web presence, virtual shopping cart and e-payment capabilities.  The concept may also be an attractive base for physical locations, which would then require capital for facilities, physical storefront and interior design, staffing, inventory, and marketing.  Until a suitable capital formation plan can be developed and funded, the Hi Brands concept is likely to remain inactive.

Other Opportunities. In addition to licensing, branding and technology, we have the ability to offer mainstream medical prescription discount cards, for which the Company will receive a small percentage on each product purchased. This concept has not yet been implemented but is being evaluated by our Telemedicine division for feasibility and return on investment.

The Company continues to seek the acquisition of companies, intellectual property and other assets that fit within the company's strategic plan of assembling a portfolio of cannabis industry related businesses that have a high growth potential and are accretive to shareholder value.

Perceived Cannabis Industry Trends

We believe the cannabis industry will be characterized by the following principal trends: an increased emphasis on high quality products; an increased emphasis on scientific validation for products in the market place; more liberal regulation in regard to cannabis, even under the current administration as states' rights continue to emerge; more consolidation, take-over, and buy-out of companies in the retail, wholesale, and supply side channels; more mainstream companies entering the marketplace; and more funded research on the potential long-term health benefits of cannabis as well as its potential curative properties.

Vision

Our vision is to become a highly visible, diversified business promoting superior quality branded products and services and offering effective customer service, fair compensation, sound management and a great working environment. Over time, we plan to expand our branding, research and development, intellectual properties and licensing activities to reach markets covering telemedicine and consumer education.  In order to achieve this vision, we plan to develop brands and branded products which will distinguish our online presence as a source for innovative and effective medicinal cannabis products and cost-effective alternatives for customers seeking quality, affordable natural health products to aid in wellness and appearance.

Through a long-term commitment to this vision, we hope to become known as a company that is committed to its customers, associates, and communities.

Products

Online Telemedicine. Through PrestoDoctor we provide access to knowledgeable physicians for a safe and confidential way to get a medical marijuana recommendation using secure video conferencing technology.  Our online telemedicine generates over 95% of our pre-merger revenues.

Consumer Products. Through December 31, 2021, the products discussed below in this section are conceptual and have produced no significant revenues. We had intended to pursue the strategy described below in 2021, but lack of capital largely shifted our strategic implementation plans to 2023. In the remainder of 2022, we expect to work on building THC infused products in MJHI’s California facility and testing the market through direct sales of products, including:

•hi Lozenges, utilizing our proprietary formula, offer rapid relief of throat irritation. Based upon preliminary results, our lozenges generally take effect within a period of five to 15 minutes.

•Wild Earth Naturals Recover Deep Penetrating Healing Balm is a fast-acting organic anti-inflammatory pain reliever for sore muscles, joints, arthritic and back pain.

•Wild Earth Naturals Trauma Cream was developed with a blended infusion of cannabinoids and THC, including Arnica for its numbing effect.

•Branded Clothing and Merchandise.

Marketing & Distribution

Market Conditions in the Cannabis Industry. Our target markets are located in states that have legalized the production and use of cannabis.  Eighteen states plus the District of Columbia have approved measures to legalize cannabis for adult recreational use.  Thirty-seven states, the District of Columbia and five US territories have legalized the use of cannabis for medical use in some form. However, it may take multiple years for a state to establish regulations and for cannabis businesses to begin generating revenue from operations in a given state.

Infused Products and Merchandise. In 2023, we intend to use social media to drive traffic to our websites, and, pending the Merger, leverage MJHI’s California manufacturing, sales and distribution to reintroduce hi and Wild Earth natural products.

During 2023, we plan to utilize direct business to business sales, internet advertising, social media marketing, and trade show participation to generate sales leads and orders, with entry into California, and other existing markets where MJHI bands have a position and are being manufactured, sold and distributed to leading retailers and wholesalers throughout OK, CO, SD, CA, and AZ.  No assurances can be given that we will be successful in such efforts.

Infused Products. For cannabis infused products, we intend to develop our customer base through markets where MJHI brands have a position and are being manufactured, sold and distributed to leading retailers and wholesalers throughout OK, CO, SD, CA, and AZ.

We plan to build brand awareness by utilizing a mix of social media, trade shows, education efforts, and direct marketing to targeted businesses.

Geographic Presence. We plan to build brand awareness for our products in markets where MJHI brands have a position and are being manufactured, sold and distributed to leading retailers and wholesalers throughout OK, CO, SD, CA, and AZ.

Intellectual Property

CS holds certain intellectual property (the "IP") consisting of recipes and process/methods to maximize the cannabinoid concentrations used for manufacture of medical marijuana edibles, including our proprietary lozenge.  We also hold rights to a proprietary recipe and process/method to maximize the cannabinoid concentrations to be used to make a salve/ointment containing CBD and Arnica Montana. We hold the patent for the Ecuadorian Sativa (aka CTA) strain of cannabis. We are continuing to pursue commercialization of the CTA strain, but no assurances can be given that the patented strain will result in development of any commercial products. The Company intends to use or license the "hi" brand for skin care products, edibles (infused and non-infused), apparel and branded merchandise.   No assurance can be given that these marks will have any commercial value, or that they will offer any protection against potential competitors should they be commercialized.

Effect of Existing or Probable Governmental Regulations on the Business

Currently, our products consist of telemedicine services and we are developing and implementing a business strategy to sell products derived from cannabis plants or products containing THC. Accordingly, while the following discussion on governmental regulation is not directly applicable to the Company today, we may become subject to these regulations in the near future.

The United States federal government regulates drugs in large part through the Controlled Substances Act, or CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse with no currently accepted medical use in treatment in the United States (except as disclosed below for epilepsy and related syndromes) and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% is marijuana. Cannabis with a THC content below 0.3% is classified as hemp. The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of November 30, 2022 and despite the clear conflict with U.S. federal law, 37 states, plus the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, have legalized marijuana for medical use, while 21 of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As further evidence of the growing conflict between the U.S. federal treatment of cannabis and the societal acceptance of cannabis, the FDA on June 25, 2018 approved Epidiolex. Epidiolex is an oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified substance derived from the cannabis plant. In this case, the substance is cannabidiol, or CBD, a chemical component of marijuana that does not contain the psychoactive properties of THC.

Marijuana is largely regulated at the state level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities currently do not involve any products that contain THC and we are compliant with the applicable state and local laws in states where we do business, should we enter into a new area that involves THC products, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.Preventing the distribution of marijuana to minors;

2.Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels:

3.Preventing diversion of marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

4.Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Under President Biden, Merrick Garland serves as Attorney General in his administration. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

We are not aware of other specific governmental regulations that impact our business. We do, however, utilize Chinese vendors for manufacturing a significant portion of the products we sell. To the extent that tariffs are imposed on imported goods manufactured in China, our pricing structure and acceptance in the marketplace may be affected. We currently stock our products through distributors in foreign countries when appropriate and ship direct from our manufacturer to the foreign distributor when such can be done at a cost savings. We intend to continue to explore ways that we can hold our costs down on the products we sell in order to minimize price sensitivity concerns with our customers.

COVID-19

COVID-19 was declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention. Its rapid spread around the world and throughout the United States prompted many countries, including the United States, to institute restrictions on travel, public gatherings and certain business operations. These restrictions significantly disrupted economic activity in the United States and Worldwide.  In retrospect, the pandemic did have a negative impact on the contract manufacturing business start-up (primarily delay) and had a positive impact on our telehealth business through loosening of regulations allowing telehealth services and an increase in persons seeking telehealth services to avoid in person visits to doctors offices. The COVID-19 disruption did not materially impact the Company’s financial statements and may have had a positive impact on the telehealth market. It now appears that the impacts from COVID are lessening, and we anticipate that any positive impact on the telehealth sector may soften in the coming periods.

Environmental Laws

We are not aware of any environmental laws that would limit our ability to conduct our current sales and distribution activities in their present form or as we envision them in the near future. As we expand our operations to participate more directly in the cannabis and hemp industries as a distributor of cannabis and hemp products, we may become subject to environmental laws relating to water usage, recycling, waste disposal, and similar regulations that will vary depending on the location of our operations.  We intend to address the impact of such environmental regulations when we have a specific use case to evaluate.

Number of Total Employees and Number of Full Time Employees

As of September 30, 2022, we have two employees in Cannabis Sativa, Inc. During the year ended December 31, 2022, the Company had independent contractor arrangements with four people, including officers and directors, and eight outside service providers.  PrestoCorp has six employees, including two officers of PrestoCorp. Our employees are not represented by unions, and we consider our relationship with our employees to be good. The Company also has relationships with several independent contractors who provide services to the Company on a regular and on-going basis.

Facilities

During 2021 and 2022, and currently, CS operated out of virtual offices maintained by our officers, directors and contractors.

Our subsidiary PrestoDoctor leases an office in New York on a month-to-month basis for $2,444 per month.

Legal Proceedings

CS is not a party to any material legal proceedings, and, to the best of our knowledge, no such legal proceedings have been threatened against CS.

Market for CS's Common Stock and Related Stockholder Matters

Market Information. Our shares of common stock are quoted on the OTCQB Market operated by the OTC Markets Group Inc. of the Financial Industry Regulatory Authority, Inc. (“FINRA”) under the symbol “CBDS”.

Holders of Record

On February 1, 2023, there were 69 holders of record of our common stock, as reported by the Company’s transfer agent.  In computing the number of holders of record, each broker-dealer and clearing corporation holding shares on behalf of its customers is counted as a single stockholder.

No Dividends

No dividends have ever been paid on our securities, and we have no current plans to pay dividends in the foreseeable future.

Equity Compensation Plan

On September 25, 2020, the Company adopted the Cannabis Sativa 2020 Stock Plan which authorized the Company to utilize common stock to compensate employees, officers, directors, and independent contractors for services provided to the Company.  By resolution dated September 25, 2020, the Company authorized up to 1,000,000 shares of common stock to be issued pursuant to the 2020 Stock Plan. This amount was subsequently increased to 2,000,000 shares on January 27, 2021, and all shares under the 2020 Stock Plan were registered with the Securities & Exchange Commission on Form S-8 on January 29, 2021.  Registration of the shares in the 2020 Stock Plan allows immediate sale of the shares by the recipient of such shares. As of September 30, 2022, the Company has issued 649,333 shares under the 2020 Plan and has 1,350,667 shares available for future issuance under the 2020 Plan.

Transfer Agent

Colonial Stock Transfer Co., Inc., 7840 South 700 East, Sandy, UT 84070, telephone (801) 355-5740, serves as the transfer agent and registrar for our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Certain statements in this Report constitute “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Cannabis Sativa Results of Operations

For the fiscal year ended December 31, 2021 compared with fiscal year ended December 31, 2020.

The narrative comparison of the results of continuing operations for the periods ended December 31, 2021 and 2020 are based on the following table.

	Years Ended
	A	B	A-B
	December 31, 2021	December 31, 2020	Change	Change %
REVENUE	$1,841,558	$1,940,731	$(99,173)	-5%
Cost of revenues	699,378	740,645	(41,267)	-6%
Cost of sales % of total sales	38%	38%	0%
Gross profit	1,142,180	1,200,086	(57,906)	-5%
Gross profit % of sales	62%	62%	0%
OPERATING EXPENSES
Professional fees	581,660	750,030	(168,370)	-22%
Depreciation and amortization	171,163	207,866	(36,703)	-18%
Wages and salaries	711,872	596,262	115,610	19%
Advertising	344,904	467,918	(123,014)	-26%
General and administrative	1,078,204	971,598	106,606	11%
Total operating expenses	2,887,803	2,993,674	(105,871)	-4%
NET LOSS FROM CONTINUING OPERATIONS	(1,745,623)	(1,793,588)	47,965	-3%

Revenue for the fiscal year ended December 31, 2021 decreased 5% compared to the period ended December 31, 2020. Cost of revenues as a percentage of sales was constant at 38% between the periods.  The decrease in revenues in 2021 is primarily a result of the lessening impact COVID-19 as we progressed into 2021. In 2020, COVID-19 and the associated concerns with in-person visits to doctors’ offices caused a surge in the use of telemedicine in general and the Company benefitted from this with an increase in customers seeking medical marijuana cards through telemedicine. In 2021, as the public grew more accustomed to the pandemic, and as vaccinations and booster shots became widely available, the demand for remote visits with physicians for medical marijuana cards decreased.  We expect that this softening in the demand for our service will continue in 2022.  The softening of demand in 2021 was partially offset by expansion into new territories, focused advertising and marketing efforts, and a continuing focus on customer service and word of mouth referrals of our services.

Total operating expenses decreased 4% in 2021 compared with 2020 which was in line with the decrease in revenue in the current period.  Decreases in professional fees, depreciation and amortization, and advertising were offset by increases in wages and salaries and general and administrative expenses. Professional fees decreased with continuing efforts at cost reduction. Depreciation and amortization decreased in part due to the discontinuation of GKMP and IBUD, as reflected below. Advertising costs were reduced by taking a more focused approach to our target markets. Wages and salaries increased with the addition of personnel in our telemedicine business relating to increased selling efforts as we expand to new markets.  General and administrative expenses increased primarily due to the addition of a brand ambassador and costs associated with our continuing business development efforts.

Discontinued Operations.

In April 2021, the Company entered into discussions with THC Farmaceuticals, Inc. (“CBDG”) regarding sale of CS’s controlling interest positions in GKMP and iBudtender Inc. (iBud”). The discussions were triggered by an interest on the part of CS management to refocus business efforts on growing PrestoCorp while streamlining financial reporting and management processes by eliminating assets that are no longer considered essential to the Company’s core focus.  The sale was completed on April 22, 2021.  Management believes that the sale of GKMP and iBud will free up management time and resources to seek other acquisitions that are more closely aligned with the PrestoCorp business model.  Consideration for the sale of the controlling interests consisted of 1,500,000 shares of CBDG common stock and 1,500,000 shares of CBDG preferred stock valued at $600,000 on the date of the acquisition. iBud had no revenues in the periods presented. Summaries of the discontinued operations of GKMP and the operations of iBud through April 22, 2021 are provided below.

	Year	Year
	Ended	Ended
DISCONTINUED OPERATIONS OF GKMP	December 31, 2021	December 31, 2020
REVENUE	$75,866	$94,552
Cost of revenues	91,316	152,837
Cost of sales % of total sales	120%	162%
Gross profit	(15,450)	(58,285)
Gross profit % of sales	-20%	-62%
OPERATING EXPENSES
Depreciation and amortization	5,526	8,898
Wages and salaries	106,224	213,765
Advertising	1,693	36,056
General and administrative	104,177	433,592
Total operating expenses	217,620	692,311
NET LOSS FROM OPERATIONS	(233,070)	(750,596)

DISCONTINUED OPERATIONS OF IBUD
REVENUE	$-	$-
OPERATING EXPENSES
Depreciation and amortization	1,135	1,004
Total operating expenses	1,135	1,004
NET LOSS FROM OPERATIONS	(1,135)	(1,004)
Aggregate net loss from discontinued operations	(234,205)	(751,600)
Gain on sale of discontinued operations	164,736	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(69,469)	(751,600)

GKMP and iBud generated losses from operations during the periods they were operated by the Company. The sale of our interests in GKMP and iBud will now allow management to devote more resources to PrestoCorp.

Liquidity and Capital Resources

Cash used by operating activities was $245,986 in 2021 compared $191,756 in 2020. In 2021, financing activities provided $95,243, consisting of proceeds from sales of restricted stock in the amount of $5,000 and from proceeds from related party advances and notes payable in the amount of $90,243. We ended 2021 with $194,060 in cash on hand.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  We incurred net losses of $2,419,406 and $2,458,544, respectively, for the years ended December 31, 2021 and 2020 and had an accumulated deficit of $79,475,968 as of December 31, 2021.  The Company may seek to raise money for working capital purposes through a public offering of its equity capital or through a private placement of equity capital or convertible debt.  It will be important for the Company to be successful in its efforts to raise capital in this manner if it is going to be able to further its business plan in an aggressive manner.  Raising capital in this manner will cause dilution to current shareholders.

As of April 8, 2022, the Company had cash on hand of approximately $200,000.  This amount does not provide sufficient liquidity to meet all of the immediate needs of our current operations.  Cash represents cash deposits held at financial institutions. Cash is held at major financial institutions and insured by the Federal Deposit Insurance Corporation (FDIC) up to federal insurance limits.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Quantitative and Qualitative Disclosures About Market Risk

Not Applicable.  The Company is a “smaller reporting company.”

Supplementary Financial Data

Not Applicable

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth as of February 1, 2023, the number of shares of our common stock, par value $0.001, owned of record or beneficially by each person known to be the beneficial owner of 5% or more of our issued and outstanding shares of common stock, and by each of our officers and directors, and by all officers and directors as a group.  On such date, there were 45,566,365 shares of our common stock issued and outstanding.  Unless indicated otherwise, the address for any shareholder is the same as the address of the Registrant.

SHARE OWNERSHIP

Name and Address of Beneficial Owner	Amount of Direct Ownership		Amount of Indirect Ownership		Total Beneficial
Principal Stockholders	Common	Preferred	Common	Preferred	Ownership	Percentage
Sadia Barrameda (1)	1,561,986	-	4,753,967	-	6,315,953	13.9%
New Compendium Corp. (2)	4,753,967	-	1,561,986	-	6,315,953	13.9%
David Tobias	8,980,008	-	35,000	-	9,015,008	19,8%

Officers and Directors
David Tobias (3)	8,980,008	-	35,000	-	9,015,008	19.8%
Catherine Carroll (4)	1,115,639	-	136,068	-	1,251,707	2.7%
Trevor Reed	215,530	-	-	-	215,530	0.5%
Robert Tankson	77,951	-	-	-	77,951	0.2%
All Officers and Directors as a Group	10,389,128	-	171,068	-	10,560,196	23.2%

(1) Ms. Barrameda is deemed to be the beneficial owner of the 4,753,967 Common Shares owned by New Compendium Corporation as a result of her status as an officer, director and significant shareholder of New Compendium. Ms. Barrameda’s address is P.O. Box 1363, Discovery Bay, CA 94505.

(2) New Compendium Corp. is deemed the beneficial owner of 1,561,986 Common Shares owned by Sadia Barrameda. Ms. Barrameda is an affiliate of New Compendium Corp. New Compendium’s address is P.O. Box 1363, Discovery Bay, CA 94505.

(3) Mr. Tobias is the beneficial owner of 35,000 common shares owned by his wife.  Mr. Tobias’ address is 450 Hillside Drive, #A224, Mesquite, NV 89027.

(4) Ms. Carroll is deemed to be the beneficial owner of 136,068 Common Shares owned by Carroll’s Consulting LLC, a company wholly owned by Ms. Carroll. Ms. Carroll’s address is 450 Hillside Drive, #A224, Mesquite, NV 89027.

INFORMATION RELATED TO MJ Harvest

Company Background

MJ Harvest, Inc. was incorporated in Nevada in 2002. Our business model is focused on building a vertically integrated cannabis company specializing in manufacturing operations, brand aggregation, and distribution of products utilizing ingredients derived from cannabis. Our current operations are centered in Colorado and California, and through a minority investment in PPK Investment Group, Inc. (“PPK”), an Oklahoma corporation, we have extended our market reach to Oklahoma, South Dakota and Arizona. We are currently working with our Oklahoma affiliate to further expand our business into Florida, Missouri, New Jersey, and New York. Our business model is constantly evolving to take into account the scope of our market presence, the brands included in our brand portfolio, and the relationships we have with our brands and our minority owned affiliates.

On May 19, 2021, PPK entered into a joint venture agreement with the Flandreau Santee Sioux Tribe of South Dakota (“FSST”). Under the agreement, PPK opened extraction and manufacturing facilities in a building located on the FSST Reservation and manufactures products for FSST utilizing biomass grown in FSST’s existing and expanding grow operations. FSST markets their products under the Native Nations Brand. PPK currently markets its products under the Country Cannabis Brand. The joint venture agreement provides that PPK and FSST will cross market the other’s brands in their respective states, providing an opportunity for FSST to expand its Native Nations Brand to Oklahoma and for PPK to expand its Country Cannabis Brand into South Dakota. The joint venture also provides both PPK and FSST with additional capabilities, work force, and other synergies that management believes will benefit both entities. MJ currently participates as a minority investor in PPK and expects its involvement to increase as its PPK investment commitment grows and more MJ provides more capital to PPK and the joint venture.

Given MJ’s investments in Colorado and California, and MJ’ investment in PPK, MJ’s long-term focus shifted, to expand operations, to including vertically integrated cannabis growing operations in Colorado, California, Oklahoma and South Dakota. MJ is actively looking at markets in Arizona, Florida New Jersey and New York as potential areas for expansion. The timing for development of these expanded operations will depend on availability of growth capital. The PPK tribal business with FSST has grown to now include other tribes and we view this as a significant opportunity given the sovereign status of reservations lands and the flexibility of opening new locations on tribal grounds outside of the traditional regulatory frameworks dictated by the various states that allow medical and/or adult use of cannabis products.

In addition to the tribal opportunities, MJ has focused much of its growth efforts at acquiring interests in, and licensing agreements with, multiple other brands of cannabis products.  Currently, MJ offers Country Cannabis (the PPK Brand), Weedsy, BLVK, and Chronic brands (MJ’s “Brand Portfolio”) and is in active negotiations to acquire interests in, and licenses with, several other brands. This focus on brand aggregation is a cornerstone of our expansion plans. We believe that MJ’s wholesale customers, consisting primarily of dispensaries, will be more receptive to our product offerings if we offer a wide range of products and price points while building MJ’s reputation as a quality manufacturer and distributor.

Prior to 2020, MJ was focused on building a portfolio of best-in-class agricultural and horticultural products to benefit farmers and hobbyists in their hemp and cannabis growing operations. MJ’s first product line consisted of the DeBudder Lid and EDGE products. The Debudder is used to strip buds off stems for a variety of plants, including hemp and cannabis. The patented Debudder line is wholly owned and marketed by MJ through MJ’s e-commerce sites: www.procannagro.com (U.S. sales) and www.procannagro.ca (Canada sales). In 2020, MJ expanded its online product offerings to include the Kalix and NPK product lines, which offer customers access to plant nutrient products.

While MJ’s focus shifted toward cannabis products, MJ continues to offer the Debudder and the plant nutrient products through its online marketing platforms.

We are actively seeking to acquire and/or license additional brands, acquire and/or establish additional manufacturing and distribution operations, and acquire growing operations in the coming periods. We also continue to seek out additional agricultural and horticultural implements to add to our product offerings through distribution agreements, licensing, and acquisition. In this aspect of our business, we look for agricultural implements, durable goods, and services that will benefit smaller growers of hemp and cannabis by making their growing operations more efficient. As we increase the depth of our vertical integration, we will utilize the products from our agricultural and horticultural implements division in our operations.  This will allow us to perform first-hand verification of the efficacy of the products and testimonials on our experiences with the products we offer. We also believe the customer contact and feedback from small and mid-sized growers will provide a source of prospective acquisition targets and the cannabis industry matures and consolidates in our states of operation.

Strategy and Objectives

With our investment into PPK, PPK’s cannabis joint venture relationship with FSST, and our focus on brand aggregation, MJ is poised to take advantage of significant business development opportunities. The following business divisions are either in process, under development, or are being evaluated in an effort to assemble a dynamic enterprise covering all aspects of seed to sale operations in the cannabis and hemp-based CBD sectors. We believe we have selected excellent partners to assist in achieving the strategic vision outlined below.

Vertically Integrated Cannabis Operations.

Through our investment in PPK and our intention to increase the investment over time to make PPK a wholly owned subsidiary, we will operate as a vertically integrated cannabis company encompassing grow operations, harvesting, processing, extraction, manufacturing, distribution, and wholesale sales of a full line of products containing THC and CBD. In addition to the FSST joint venture, the Company also signed agreements with International Business Group to produce and distribute the Chronic Brand of products, WDSY LLC to produce and distribute the Weedsy Brand of products, and with BLIP Holdings, LLC to produce and distribute the BLVK Brand of products. The agreements include a right of first refusal to offer the Chronic Brand in other markets as MJHI and PPK expand their market reach. The ability to add brands to the MJHI and PPK distribution system will serve to further increase the market reach of MJHI and PPK.

As a result of our brand development efforts, MJ became aware of an opportunity to acquire a commercial kitchen operation in Tulsa, Oklahoma with an additional distribution facility in Oklahoma City, Oklahoma.  Working with PPK, we entered into an asset acquisition agreement with AOK Ventures, Inc. to acquire the commercial kitchen operations, including a sublease on the Oklahoma City distribution facility. The acquisition was structured with PPK acquiring the assets of AOK and with the Company providing a portion of the funding for the acquisition in exchange for a 15% increase in ownership of PPK, bringing the Company’s total ownership of PPK to 25% from the original investment of 10%. The assets acquired include exclusive distribution rights to distribute the Sublime brand of products in Oklahoma with additional opportunities to expand in other states on similar terms.

Joint Venture for Manufacturing and Distribution with Tribal Partner

FSST is one of 574 Native American Indian tribes recognized by the United States Government. The Flandreau Santee Sioux Reservation is situated on over 5,000 acres of land located along and near the Big Sioux River in Moody County, South Dakota. The reservation facilities include the Royal River Entertainment Complex, which is the only legal casino in South Dakota with 430 gaming devices, a 300-seat entertainment and conference center, a 120-room hotel, an adjacent RV park, plus a full-service restaurant, buffet, snack bar and lounge.

The Tribe has been active in tribal cannabis since 2015 and has a state-of-the-art cultivation facility through which it has resumed cannabis cultivation after the legalization of cannabis in South Dakota in November 2020. The cultivation facility currently houses about 65 strains of cannabis and the Tribe has renovated an existing building to include a lab, kitchen, packaging, and a dispensary with drive-up service. FSST also has developed a full-line of 2018 Farm Bill Compliant hemp products which it sells under its trade name “Native Nations Cannabis.”

Federal recognition of the sovereign status of Native American Indian tribes under the Indian Reorganization Act of 1934 (the “Act”) allows tribes such as the Flandreau Santee Sioux Tribe to manage their own affairs, including their assets, land, and mineral rights. The Act and the ensuing legislation were intended to create a sound economic foundation for the inhabitants of the reservations. Two of the main benefits of federal recognition are exemption from payment of federal taxes and exemption from many federal and state licensing requirements applicable to non-tribal companies. As a result of these advantages, many tribes have pursued business opportunities in the gaming and tobacco industries. Now, with the growing legalization of marijuana for medicinal and adult use, we believe marijuana provides a new growth area for tribes. FSST is the first tribe to expand into the marijuana industry in South Dakota. PPK and FSST have created a unique business model that is now being offered to other tribal entities in a coordinated program to grow the Native Nations brand throughout sovereign lands.

PPK and its Chief Executive Officer, Clinton Pyatt, have now entered into an agreement with FSST to offer the tribal program to other tribes. In each instance where a tribe agrees to follow the FSST/PPK model, PPK will serve as the manufacturer on the tribal lands in exchange for a revenue sharing arrangement on retail sales revenues generated out of the tribal relationship.  This also facilitates expansion of brand sales to new areas as ne tribal relationships are forged. MJHI is working closely with PPK to include the MJHI Brand Portfolio in the new tribal arrangements.

Indoor Grow Operations

The Company is evaluating several indoor grow operations for acquisition and/or joint venture operations but has not entered into any binding agreements or arrangements. Management believes that securing indoor grow operations will allow the Company’s operating divisions to access a consistent supply of biomass in the quality demanded by the Company’s customers. Management also believes that the acquisition of an existing indoor grow facility would allow the Company to rapidly generate operating cash flows as the biomass is processed by the Company’s own extraction and manufacturing concerns. As indicated above, PPK and FSST both have their own grow facilities in Oklahoma and South Dakota, respectively, which we believe positions us to apply best practices learned from our and their own operations to newly acquired locations. The Company, PPK, and FSST intend to continue to evaluate indoor grow facilities in locations where they are licensed to grow or manufacture products and in new markets where licenses to cultivate and process marijuana can be obtained at reasonable cost.

The Company is cognizant of the critical processes that must be addressed to effectively monitor and produce a quality product. Steps considered critical include cultivation monitoring, maintenance and monitoring of plant nutrients, irrigation, and lighting systems during the growing cycles, monitoring of production processes, and knowledge of the market demand for products that customers want and for which they will pay a reasonable price. Management believes all of these aspects of the business could be very efficiently driven by software applications. The Company is currently evaluating several competent software alternatives to address these critical processes and the Company expects to develop procedures and practices to obtain a competitive advantage over less sophisticated producers.

Disrupting Cannabis Distributor

Once the products are produced, the next critical phase of our strategic vision is in distribution of the products to customers where and when demanded. This is another area where management believes inventory control, data analysis to determine product demand, and delivery systems focused on getting products into the hands of the customers at the lowest delivery cost possible could be driven by software applications. The Company is currently evaluating inventory control systems, consumer data collection systems, and delivery methods to allow efficient distribution of the products to the consumer.

Traditionally, retail distribution is done through brick-and-mortar dispensaries. With the growing reach of Lyft and Uber, and similar business models, last mile delivery is a growth industry. We believe that software applications may also be applied to this aspect of the marijuana industry, and we are evaluating solutions that could disrupt the traditional brick-and-mortar dispensary distribution model at lower cost.

Farm Implements and Nutrient Products

Our goal is to become a preferred provider of agricultural and horticultural products to hemp and marijuana growers and processors. We are targeting small and medium sized commercial growers as well as the hobby farmers prevalent in many areas with recently legalized hemp and marijuana industries. We intend to continue our expansion by building distribution relationships with manufacturers of products that fit in our catalog, and by acquiring rights to manufacture and sell compatible products when those opportunities occur. In the longer term, we intend to open physical warehouse and retail locations on the east and west coasts of the United States and eventually in a central U.S. location in order to optimize logistics for our product sales and distribution efforts. As we build our product lines, we intend to become a one-stop shop for the hemp and marijuana growers looking for ways to improve yield and reduce costs of harvest and processing.

Business Concentration.

In the period ended May 31, 2022, our business in the Debudder product line was concentrated with 96% of our Debudder sales going to four customers. We expect significant changes in our sources of our revenues in the coming periods and the business concentrations for the period ended May 31, 2022, may not reflect future results.

Competition

With our expansion into the vertically integrated cannabis space through our investment in PPK, we will be subject to competition for a wide range of industry participants, and we expect competition to intensify in the coming periods.  We are currently evaluating our sources of direct competition in the California, Colorado, Oklahoma, and South Dakota markets where MJHI and PPK are currently operating and will report on competition experienced as we develop our history of selling products in these regions.

In our sector of farm implements and nutrient products, the direct competition for distribution of the “picks and shovels” needed by the small growers is significantly less congested. There are some retail offshoots from brick-and-mortar businesses like hydroponics shops that offer a range of tools and implements similar to the Company’s product offerings, and these businesses are likely to compete directly with the Company’s offerings. To date we are not aware of any large nationally recognized distributors of like products, and we are attempting to position ourselves as a player at the national level through online sales. There are significant hurdles to accomplishing this objective, most significantly, availability of capital to build and maintain the online information needed for a comprehensive “one-stop-shop” offering. If we are unable to find the necessary capital to build our product lines and our online presence, we are likely to face increasing competition as other players enter the market. This could have a negative impact on our ability to grow our revenues and compete effectively in the future.

Competitive Advantages

We believe our competitive advantages are derived from our ability to pursue opportunities when and where we find them without getting bogged down in the bureaucracy that a larger and more diverse business might face. As a small publicly traded company, we are able to move quickly, rapidly negotiate and document licensing and distribution agreements, and when appropriate, acquisitions.

With the acquisition of our interest in PPK and the Country Cannabis Brand, and our desire to increase our ownership of PPK to a majority position (up to 100%), we are also now seeking competitive advantages in our market areas by expanding the brand pool available to MJHI and PPK for distribution through our growing sales force.  By adding brands, including Chronic, Sublime, Weedsy and BLVK, MJHI and PPK are providing additional products to offer dispensaries as a one stop shop. We expect that this will generate increased order size per sales visit and a reduction of selling cost per product across our entire distribution network.

Marketing and Distribution

Our business model now includes marketing of products to wholesale customers and actively seeking new business opportunities for expansion.

A significant part of our current business model involves manufacture and distribution of products to wholesale customers, consisting primarily of dispensaries.  In order to effectively sell to these wholesale customers, MJHI and PPK have and are growing our sales force for each location/area, broken down primarily by each state in which we operate.  This allows our sales teams to become familiar with the laws and regulations governing cannabis sales in their state of operation and allows each team to get to know the markets, customers and demographics of the users.  Our Brand Portfolio give each particular dispensary the ability to tailor its orders to meet the demands of its retail customers in terms of product type, price point, and brand recognition. We believe there is value in calling on our customers and face-to-face visits, but we also maintain an online store and information site to provide customers with that avenue or shopping if desired.

In order to keep a steady stream of acquisition prospects and brands, we are actively searching for business opportunities in the cannabis industry. Our searches are done through word of mouth, attendance at trade shows and industry events, and by monitoring the activities in our states of operations. When we identify an interesting prospect, our CEO reaches out personally to the management team of the prospect to see if there is a basis for furthering discussions. Our management team has a long history in the industry and large networks of contacts which provide leads on business prospects. Collectively, we believe we will be able to capitalize on these various connections to build a broad-based business selling products to our customers in the cannabis space.

Historically, our product offerings have been limited to the debudder product line and additional soil enhancement products that we distribute for other manufacturers.  We will continue to develop these capabilities as resources allow.  Our primary marketing method for the existing products is through our online shopping site, www.procannagro.com, and through a small number of distributors that offer the debudder products to their customers. We do not expect the debudder will be a significant contributor to revenues or profits in the foreseeable future, but we intend to continue our efforts to grow the business.

Manufacturing

Vertically Integrated Cannabis Operations. With our recent acquisitions in Colorado and California, we are now actively engaged in manufacturing, packaging and distribution of cannabis products in Denver Colorado and Cathedral City California. Our close relationship with PPK has allowed us to supplement our manufacturing knowledge and experience with the expertise gained by PPK through many years of hands-on manufacturing, product development, quality control and packaging of similar products.  Both the Colorado and California locations were start-ups requiring equipment set-up, training, process creation, and adjustments of manufacturing systems.  Both locations are now producing high quality products for sale and our manufacturing process continue to improve as our workforce becomes more seasoned and as our familiarity with the manufacturing equipment increases. We expect to continue building our integrated systems in conjunction with PPK and are focused on adopting best manufacturing practices where feasible.

Farm Implements and Nutrient Products. We are not currently manufacturing any products in our own facilities. We rely on third party manufacturers for our production runs, and currently have relationships with third party companies for the manufacturing our products, primarily with Chinese companies. We are monitoring the China tariff situation closely and will take appropriate steps to find new contract manufacturing capabilities in other countries should the China tariffs cause a significant impact on our business. Management believes that alternative manufacturers are available, both in the United States and in other industrialized nations, but it is likely that such other sources of manufacturing would only be available at increased cost. Given current gross margins on the debudder line, an increase in costs may impact the long-term viability of the debudder product line. The molds used to manufacture our products were built by Eco Molding Co., Limited in Guandong, China. We own the molds, but it is our understanding that the molds may not be transferred out of China.  Consequently, if an alternate manufacturer outside of China becomes necessary, we may be forced to incur the cost of a new mold, which could further affect the viability of the debudder product line. We do not currently have any outstanding contracts with Eco Molding for production of our product and have historically operated on the basis of purchase orders. Our last order for product was for 10,000 units of the Debudder Edge product. We received our final shipment of these units during the year and they are currently held in inventory for sale to customers. At current inventory and sales levels, we expect that another product order will be necessary within 6 months.

Intellectual Property

Our intellectual property consists of business trade secrets regarding methods of operation, product formulations, and business practices. This category is applicable across all sectors of our business, is not protected by patent or other intellectual property laws and is held in confidence by our employees by agreement.

In the farm implements sector, we have two design patents, and several foreign patents covering our debudder products. The United States Patent and Trademark Office (“USPTO”) issued our patents on October 8, 2019. Design Patent D862180 covers the original Debudder Bucket Lid, and Design Patent D862281 covers the Debudder Edge.

Our business strategy will continue to focus on intellectual property protections when appropriate. As we research additional products to include in our product catalogue, we include an analysis of the level of protection that is available for such product as an element of our decision to pursue licensing or distribution of that product. Our preference is to license or distribute products that have intellectual property protections, either because of patent pending or patented status, or as a result of trade secrets.

We also own the domains for mjhi.com, mjharvestinc.com, and procannagro.com.  We utilize mjhi.com as our primary domain, website address and e-mail server address.  Procannagro.com is our online shopping site and web-based sales tool.  Mjharvestinc.com is being phased out in favor of mjhi.com but will likely be retained to protect against confusion caused by third party use if we were to abandon the domain and it became available for others.

Government Regulation

The United States federal government regulates drugs in large part through the Controlled Substances Act, or CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse with no currently accepted medical use in treatment in the United States (except as disclosed below for epilepsy and related syndromes) and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% is marijuana. Cannabis with a THC content below 0.3% is classified as hemp.

The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of July 29, 2022, and despite the clear conflict with U.S. federal law, 37 states and the District of Columbia have legalized marijuana for medical use, while 19 of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes.

As further evidence of the growing conflict between the U.S. federal treatment of cannabis and the societal acceptance of cannabis, the FDA on June 25, 2018, approved Epidiolex. Epidiolex is an oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified substance derived from the cannabis plant. In this case, the substance is cannabidiol, or CBD, a chemical component of marijuana that does not contain the psychoactive properties of THC.

Marijuana is largely regulated at the state level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. We are compliant with the applicable state and local laws in states where we do business, but strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.Preventing the distribution of marijuana to minors;

2.Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels:

3.Preventing diversion of marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

4.Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Merrick Garland was confirmed to serve as Attorney General in the Biden administration. US Attorney General Merrick Garland currently has no plans to reinstate the Cole Memo or pass new legislation.

Garland stated in April 2022 that cannabis prosecutions are “not an efficient use of resources given the opioid and methamphetamine epidemic that we have,” indicating that the Biden Administration has no intention of repealing Sessions’ memo. While he has made it increasingly clear that he and his administration have no plans of federally prosecuting cannabis users, decriminalization has come to a stagnant point in federal policy, although efforts at federal legalization continue.

While the Cole Memorandum will be informally adhered to and treated as precedence, there are no confirmed efforts to recodify the DoJ’s official legal stance on cannabis law. Both Republicans and Democrats are currently pushing for comprehensive federal reform. Bipartisan congressional groups have even put forth a bill aiming to amend current legislation and model cannabis regulation after existing alcohol regulations.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

We are not aware of other specific governmental regulations that impact our business. We do, however, utilize Chinese vendors for manufacturing a significant portion of the products we sell. To the extent that tariffs are imposed on imported goods manufactured in China, our pricing structure and acceptance in the marketplace may be affected. We currently stock our products through distributors in foreign countries when appropriate and ship direct from our manufacturer to the foreign distributor when such can be done at a cost savings. We intend to continue to explore ways that we can hold our costs down on the products we sell in order to minimize price sensitivity concerns with our customers.

Environmental Laws

We are not aware of any environmental laws that would limit our ability to conduct our current sales and distribution activities in their present form. As we expand our operations to participate more directly in the cannabis and hemp industries, and become a vertically integrated grower, harvester, processor, manufacturer, and distributor of cannabis and hemp products, we will likely be subject to environmental laws, including water usage, recycling, waste disposal, and similar regulations that will vary depending on the location of our facilities.  We intend to address the impact of such environmental regulations when we have a specific use case to evaluate.

Organization Within Last Five Years

In late 2017, the Board undertook a business evaluation and elected to focus on distribution of agricultural and horticultural implements used by farmers and hobbyists around the world. The Company acquired the rights to the DeBudder product line, including the DeBudder Bucket Lid and the DeBudder Edge, and continues to seek other products for distribution through its distributor relationship and its distribution web site located at www.procannagro.com. In 2018, the Company changed its name to MJ Harvest, Inc. and amended and restated its articles of incorporation to reflect the reorganized business direction. The Company also changed its stock symbol to MJHI (formerly RZPK).

These changes were affected in order to make our corporate name and ticker symbol better align with our short-term and long-term business focus. Our current, short-term goals will focus on building our product portfolio while we expand our product sales and build our distribution platform and brands.

Our long-term plan is to increase our ownership position in PPK, grow our cannabis manufacturing and distribution businesses in Colorado and California,, and acquire additional cannabis extraction, manufacturing and distribution facilities and grow operations where we can develop additional products, build or brands, research the effectiveness of such products in real world settings, and provide concrete examples of the effectiveness of the products to our customers. This step will also allow us to expand operations into biomass production, processing, and sale of products containing THC and CBD.

We also intend to focus on expansion of our cannabis operations into new states and regions through our relationship with PPK and PPK’s ability to expand through tribal relationships under the auspices of FSST.

We can offer no assurances that we will be able to accomplish any portion of our long-range vision.

Employees

Prior to the Colorado and California acquisitions, all of our day-to-day tasks were outsourced to consultants and independent contractors who provided services to us as needed and as directed by our Chief Executive Officer. With the Colorado and California acquisitions, as of September 30, 2022, we have fifteen employees working in our California facility. We have outsourced operations of our Colorado location to PPK. We also have five contractors regularly providing services to the company.

Day to day operations are managed by our officers, and their activities are monitored by our Board of Directors. As business activities require and capital resources permit, we intend to hire employees to fulfill our company’s needs.

Facilities

The Company has physical facilities located at 4093 Jackson Street, Denver, CO 80216 and 68350 Commercial Road, Cathedral City, CA 92234. Both locations are leased and are considered adequate for the commercial manufacturing operations conducted there.

In addition, each of our officers and directors and regularly retained contractors operate out of home or virtual offices. We are able to meet remotely as needed.  In our farm implement and plant nutrients business segment, our physical products are placed at third-party fulfillment centers and are shipped direct to our customers by the fulfillment centers or drop shipped directly from the manufactures of the products we distribute.

COVID-19

The effects of the continued outbreak of COVID-19 and related government responses have and could include extended disruptions to supply chains and capital markets, reduced labor availability and a prolonged reduction in economic activity. These effects could have a variety of adverse impacts to the Company, including our ability to operate. As of August 15, 2022, there were no material adverse impacts to the Registrants’ operations due to COVID-19.

The economic disruptions caused by COVID-19 could also adversely impact the impairment risks for certain long-lived assets. Management evaluated these impairment considerations and determined that no such impairments occurred as of May 31, 2022.

Legal Proceedings

The Company and PPK are plaintiffs in lawsuit against Country Cannabis, LLC of Yale, Oklahoma for trademark infringement for the use of the name “Country Cannabis”. The lawsuit was filed with the Payne County, Oklahoma Courts on February 7, 2022. The Company has motioned the Court for summary judgment in this matter and for legal fees. The motion for summary judgement is currently pending before the Court.

Market for MJ’s Common Stock and Related Stockholder Matters

Market Information

MJ’s common stock began trades on the OTCQB market under the symbol “MJHI.”

Holders of Record

On September 30, 2022, there were 258 holders of record of MJ’s common stock, as reported by the MJ’s transfer agent.  In computing the number of holders of record, each broker-dealer and clearing corporation holding shares on behalf of its customers is counted as a single stockholder.

No Dividends

No dividends have ever been paid on MJ’s securities.

Equity Compensation Plan

MJ did not have an equity compensation plan as of September 30, 2022 or as of the Merger Date.

Transfer Agent

Pacific Stock Transfer Co., Inc., 6725 Via Austi Parkway, Las Vegas, NV 89119, telephone (702)-361-3033, serves as the transfer agent and registrar for MJ’s common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Certain statements in this Report constitute “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Year Ended May 31, 2022 compared with the Year Ended May 31, 2021

The narrative comparison of results of operations for the fiscal years ended May 31, 2022 and 2021 is based on the following table. The table includes information on continuing operations, non-operating expenses and discontinued operations, which are discussed below.

	Year Ended
	A	B	A-B
	May 31, 2022	May 31, 2021	Change	Change %
REVENUE	$172,825	$89,186	$83,639	94%
Cost of revenues	185,852	40,454	145,398	359%
Cost of sales % of total sales	108%	45%	62%
Gross profit	(13,027)	48,732	(61,759)	-127%
Gross profit % of sales	-8%	55%	-62%
OPERATING EXPENSES
Officer and director compensation	663,800	535,000	128,800	24%
General and administrative	677,677	107,546	570,131	530%
Professional fees and contract services	515,792	430,656	85,136	20%
Total operating expenses	1,857,269	1,073,202	784,067	73%
NET LOSS FROM CONTINUING OPERATIONS	(1,870,296)	(1,024,470)	(845,826)	83%
NON-OPERATING EXPENSES
Interest expense	777,732	378,442	399,290	106%
Financing fees	227,756	2,906,000	(2,678,244)	-92%
Impairment of investment	-	592,800	(592,800)	-100%
Total non-operating expenses	1,005,488	3,877,242	(2,871,754)	-74%
LOSS FROM DISCONTINUED OPERATIONS	-	14,151	(14,151)	-100%
NET LOSS	(2,875,784)	(4,915,863)	(2,040,079)	41%

Revenues in the year ended May 31, 2022 increased when compared to the same period in 2021. The increase is largely attributable to an intensified sales effort for MJ’s Debudder Products in conjunction with a move of MJ’s inventory to a new fulfillment center in California.  In anticipation of the move, MJ’s sales force reached out to customers with incentives to avoid having to move the inventory and the incentive program was successful in generating a short-term increase in Debudder sales. MJ does not anticipate that the short-term increase in Debudder sales will be sustainable and expects to see a decrease in sales of farm implements and plant nutrients in the fiscal year ended May 31, 2023. In the current fiscal year, MJ also generated $25,352 in sales of cannabis products at its Colorado facility.  The Colorado facility was newly opened in the fiscal fourth quarter and was in the very early stage of commencing sales activities.  MJ expects a slow ramp up of sales of cannabis products through the remainder of calendar year 2022. Additional information on MJ’s business segments is included below.

Cost of revenues as a percentage of sales increased in the year ended May 31, 2022 when compared to the same period in 2021.  The increase is attributable to the costs incurred in MJ’s Colorado and California operations. In MJ’s fiscal fourth quarter, MJ incurred operating costs associated with setting up and documenting its manufacturing processes and producing test batches of products to verify systems were generating expected results at the Colorado and California facilities. During this phase, MJ did not produce significant quantities of product for resale. The production expenses of the test batches were, however, recorded as manufacturing costs.  We expect margins to improve on MJ’s cannabis product lines in the coming periods as manufacturing processes are standardized and needs to run test batches and adjust processes decreases.

Other operating expenses increased in the fiscal year ended May 31, 2022 compared to the same period in the prior year. The increase was primarily due to an increase in officer and director compensation resulting from expansion of MJ’s board of directors and contracting with Randy Lanier, a new director, to represent MJ as Brand Ambassador. MJ also incurred significant promotion and advertising costs during the current year, primarily for investor relations services. General and administrative expenses increased due to our decision to further develop MJ’s cannabis business through acquisition of the Colorado and California facilities and the attendant costs of setting up geographically disbursed manufacturing operations.

Net loss from operations increased in 2022 compared with 2021. The increase in the net loss is attributable to the factors identified above.

Non-operating Expenses.

Non-operating expenses decreased in 2022 compared with 2021. In 2021, we incurred $2,906,000 in financing costs associate with a debt financing for operating capital.  The notes payable giving rise to the financing fees were paid off in March 2022 and financing fees were not incurred in the current fiscal year.  MJ did, however, replace the 2021 notes payable with a new senior debt that resulted in an increase in interest expense in the current year compared to 2021.

In 2021, MJ also incurred a $592,800 impairment on its investment in PPK. There was no impairment of this investment in the current year.

Discontinued Operations.

In the year ended May 31, 2021, MJ incurred a $14,151 loss on discontinued operations of a business acquired from Elevated Ag Solutions, Inc. in 2020. The loss from operations in the year ended 2021 did not carry over to 2022 as operations were discontinued early in our fiscal year 2021. The Elevated operating results for the year ended May 31, 2021.

OPERATING RESULTS
Year Ended
May 31, 2021
Revenue	$75,217
Cost of revenue	66,243
Amortization	13,125
Gross profit	(4,151)
Loss on discontinued operations	10,000
$(14,151)

Segment Reporting

In the year ended May 31, 2022, MJ expanded its operations to include segments focused on farm implements. plant nutrients and cannabis manufacturing.  Summary information on each segment is provided below. In the year ended May 31, 2021, MJ operated only the farm implements and plant nutrients business.

Segment Reporting	Farm Implements and Plant Nutrients	Cannabis Manufacturing	Total
Gross revenues	$159,773	$25,352	$185,125
Cost of goods sold	60,868	127,833	188,701
Gross profit	$98,905	$(102,481)	$(3,576)

Capital expenditures.	$-	$30,838	$30,838

Liquidity and Capital Resources

Cash flow used in operating activities for the year ended May 31, 2022 was $726,932 compared with $258,024 in 2021. During the period, our total cash decreased by $82,432. Cash to fund the negative cash flow from operations was derived primarily from proceeds of notes payable of $1,271,000. The decrease in our cash position at May 31, 2022 is largely attributable to the cash requirements for starting up operations in Colorado and California.

MJ’s historic operations have not been sufficient to support the existing infrastructure, much of which is required in order to maintain public company status. On March, 29, 2022, MJ entered into a senior debt funding transaction that allowed us to pay off an earlier debt financing and provided additional operating capital primarily for start-up operations in California.

MJ is currently heavily dependent on funding through advances from related parties, but no assurances can be given that such funding will continue to be available in future periods. The debt funding matures on May 11 at which time, the note balance of $2,317,198 plus accrued interest will be due.

MJ has maintained active operations as a manufacturer and distributor of the Debudder product line since 2018.

The accompanying consolidated financial statements have been prepared assuming that MJ will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  MJ incurred net losses of $2,875,784 for the year ended May 31, 2022 and had an accumulated deficit of $11,974,041 as of May 31, 2022.  These factors raise substantial doubt about MJ’s ability to continue as a going concern.  The Company may seek to raise money for working capital purposes through a public offering of its equity capital or through a private placement of equity capital or convertible debt.  It will be important for the Company to succeed in its efforts to raise capital in this manner to further its business plan in an aggressive manner.  Raising additional capital may cause dilution to current shareholders.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, MJ elected not to provide the information required by this item.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information furnished by current management and others, concerning the ownership of MJ’s common stock as of June 30, 2022, of (i) each person who is known to us to be the beneficial owner of more than 5% of our common stock, without regard to any limitations on conversion or exercise of convertible securities or warrants; (ii) all directors and named executive officers; and (iii) MJ’s directors, named executive officers, and executive officers as a group:

Name of Beneficial Owner	Address of Beneficial Owner	Title	Amount of Beneficial Ownership	Nature of Beneficial Ownership	Percent of Class
Patrick Bilton	9205 W. Russell Rd., #240	CEO and Director	9,225,950	Direct	20.57%
	Las Vegas, NV 89148
Old Floresta LLC	9205 W. Russell Rd., #240	Beneficially owned by Patrick Bilton	3,859,412	Indirect	8.60%
	Las Vegas, NV 89148
David Tobias	9205 W. Russell Rd., #240	Director	6,631,875	Direct	14.79%
	Las Vegas, NV 89148
Randy Lanier	9205 W. Russell Rd., #240	Director	53,571	Direct	0.12%
	Las Vegas, NV 89148
Lanier Management LLC	9205 W. Russell Rd., #240	Beneficially owned by Randy Lanier	556,522	Indirect	1.24%
	Las Vegas, NV 89148
Jason Roth, President	9205 W. Russell Rd., #240	Director	166,667	Indirect	0.37%
Big Horse Holdings, Inc.	Las Vegas, NV 89148
Rich Turasky, Member	9205 W. Russell Rd., #240	Director	104,167	Indirect	0.23%
Boulder Capital, LLC	Las Vegas, NV 89148
Brad Herr, President	9205 W. Russell Rd., #240	CFO	1,623,925	Indirect	3.62%
Nexit Inc.	Las Vegas, NV 89148
Ralph Clinton Pyatt, III, President	9205 W. Russell Rd., #240	COO	1,520,000	Indirect	3.39%
PPK Investment Group, Inc.	Las Vegas, NV 89148
Executive Officers as a Group			23,742,089		52.93%
Jerry Cornwell	38574 Clear Sky Way	5% beneficial owner	1,185,331	Direct	2.64%
	Palm Desert, CA 92211
XXX Enterprises, Inc.	38574 Clear Sky Way	Beneficially owned by Jerry Cornwell	2,446,261	Direct	5.45%
	Palm Desert, CA 92211
Shawn Falconbridge, Member	8271 E. Gelding Dr.	5% beneficial owner	5,972,222	Direct	13.31%
Consensus Holdings, LLC	Scottsdale, AZ 85260

This table is based upon information supplied by officers, directors and principal stockholders and is believed to be accurate. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of MJ’s common stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table. As of the date of this table, MJ had 44,854,737 shares outstanding.

There are no current arrangements which will result in a change in control.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

During the year ended May 31, 2022, MJ received additional advances totaling $271,500 from Mr. Patrick Bilton, Chief Executive Officer and director of MJ to cover operating expenses. In addition, Mr. Bilton deferred payment of his salary and director fees in the aggregate amount of $280,000 which is recorded as payable to related party for services in the financial statements. David Tobias, director, also advanced $2,000 to MJ in the year ended May 31, 2022. As of May 31, 2022, advances from related parties totaled $1,871,482. This amount is comprised of $1,199,914 due to Mr. Bilton for advances to MJ, $560,000 due to Mr. Bilton for deferred salary, $82,553 due to Mr. Tobias, a director for advances to MJ, and $29,015 due to Mr. Cornwell, a director for advances to MJ.  MJ has not recorded interest on these amounts. Subsequent to the fiscal year end, on July 8, 2022, the related parties converted an aggregate of $2,021,482 of related party debt (including $150,000 in accounts payable due to Nexit, Inc., a corporation wholly owned by Brad Herr, MJ’s Chief Financial Officer) into common stock at a price of $0.187 per share or an aggregate of 10,810,067 shares.

Approval of Related Party Transactions

Related party transactions are reviewed and approved or denied by MJ’s board of directors.  If the related party to a transaction is a member of the board of directors, the transaction must be approved by a majority of the board that does not include the related party.

DESCRIPTION OF CS CAPITAL STOCK

CS’s authorized capital stock consists of 495,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of September 30, 2022, there were 46,262,073 shares of our common stock issued and outstanding, held by approximately 85 shareholders of record. There are no shares of our preferred stock outstanding as of the date of this filing.

Common Stock. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy. We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock. We are authorized to issue 5,000,000 shares of preferred stock, par value $0.0001. We have not issued, nor established any series for, any of our preferred stock. Our preferred stock is “blank check preferred” whereby our Board of Directors may create a series of preferred stock and set the rights and preferences of such preferred stock, without further shareholder approval. The availability or issuance of preferred shares in the future could delay, defer, discourage or prevent a change in control.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of stockholders are governed by CS's articles of incorporation and bylaws, each as amended, and the laws of the State of Nevada, and the rights of MJ stockholders are governed by MJ's articles of incorporation and bylaws and the laws of the State of Nevada. After the Merger, MJ stockholders will become stockholders of CS and, accordingly, their rights will be governed by CS's articles of incorporation and bylaws. Since both corporations are Nevada corporations and subject to the corporate laws of the State of Nevada, the rights and privileges of MJ stockholders track, for the most part, the material rights and privileges of CS shareholders.  However, MJ has 100,000,000 common shares authorized with 44,854,737 issued and outstanding.  That means, at the present time, MJ may issue an additional 55,145,263.  CS has 495,000,000 common shares authorized.  Following the Merger, CS will have an additional 328,325,845 common shares that may be issued.  Accordingly, if the Merger is consummated, there will be more potential for MJ shareholders to have their share position diluted if some or all of the available 328,325,845 CS shares are issued.  An additional material difference is that for MJ shareholders to achieve a quorum to take action at a meeting of shareholders, one third of the issued and outstanding voting power must be present at the meeting.  For CS shareholders to take action, a majority of the issued and outstanding voting power must be present.  This lessor MJ quorum requirement does not pertain to the election of directors where a majority of the voting power must be present to form a quorum.

DIRECTORS AND OFFICERS OF CS FOLLOWING THE MERGER

The following sets forth information concerning the persons expected to be the directors and executive officers of CS following consummation of the Merger.

Directors and Executive Officers

The following table indicates the name, age, term of office and position held by each of our executive officers and directors.  The term of office for each officer position is for one year or until his or her successor is duly elected and qualified by the board of directors.  The term of office for a director is for one year or until his or her successor is duly elected and qualified by the stockholders.

Name	Age	Position
Patrick Bilton	61	Chief Executive Officer, Principal Finance Officer, Director
David Tobias	71	Director
Randy Lanier	67	Brand Ambassador, Director
Ralph Clinton Pyatt III	51	Chief Operating Officer, Director

Certain biographical information with respect to our executive officers and directors.

Patrick Bilton, CEO, Secretary and Director will manage our product development and product acquisition efforts, and focus on developing and implementing our strategic business direction. Patrick joined MJ Harvest in 2017 and was instrumental in establishing MJ’s operations while also seeking to expand MJ’s business. Patrick sold his landscape business in 2007 and after working with the new owners over a three-year transition period, has been since 2010 to the present, involved as a consultant in construction management, working primarily on luxury and high end residential real estate projects. Concurrently, Patrick has worked as a consultant with various public companies in their business development and merger and acquisition efforts, primarily focused on herbal and plant-based products and derivatives, including CS. Patrick brings a wealth of practical experience and a deep understanding of the requirements of growers of hemp and cannabis crops. With Patrick’s guidance, MJ has been developing a portfolio of tools and implements used in growing and harvesting crops.

Randy Lanier, Director, served as brand ambassador for MJ, and will continue this role with CS. Additionally, Randy offers guidance and assistance with strategic business direction. Randy’s career has included race car driving where he was the 1986 Rookie of the Year at the Indianapolis 500, the 1984 IMSA GTP Champion, and is currently a high-performance driving instructor. Randy has also worked as a behavioral health technician and treatment advocate, yoga instructor and is also an accomplished artist. Randy brings a wealth of practical experience and a deep understanding of the cannabis industry and has been leveraging his extensive contact list and network of cannabis professionals to promote and share our vision.

David Tobias. Director, served as CEO of CBDS prior to the Merger and President of Wild Earth Naturals, Inc. since May, 2013.  He also served as the President of Hemp, Inc. from August 2011 to January 9, 2014.  Prior to that, from October 2009 until May 2011, Mr. Tobias held the position of Vice President at Medical Marijuana Inc. where he was instrumental in bringing forward and culminating the merger between CannaBank and Medical Marijuana, Inc. He was earlier Sales Manager for Tulsa custom builder Xcite Homes, from October 2008 to August 2009. Among other qualifications, Mr. Tobias brings to the Board executive leadership experience, including his service as a president of a public company, along with extensive entrepreneurial experience. Mr. Tobias also has a keen sense of the social, political, and economic environment in which the company operates.  Mr. Tobias served as CEO of CS since January 1, 2019. Upon the completion of the Merger, David will resign as our CEO, while continuing to serve as a director.

Clinton Pyatt, Director, has a diverse background in cannabis, pharmaceuticals, nutraceuticals, law and the financial markets. He served three years with the first publicly traded company as Senior Vice President of Government Relations, and Chief Operating Officer for Notis Global (formerly MedBox). As a company executive, he drove company revenues and operational expansion by leveraging his esteemed list of industry relationships. As a long time, Cannabis business owner Mr. Pyatt was one of the largest extraction and manufacturing producers of Cannabis oil and concentrates in California in which he sold Dreamfields’s Companies. His expertise and understanding of the cannabis industry makes him an invaluable asset. Mr. Pyatt has developed relationships with several pharmaceutical companies for the use of proprietary technologies that are revolutionizing patent dosage effectiveness and absorption rates in the human body. Mr. Pyatt is currently engaged in working with Native Nations Cannabis to bring Good Manufacturing Practices and products to the Native American Tribes throughout the United

States. Mr. Pyatt strives to give back to organizations and participate with nonprofits that benefit the Veteran and children afflicted with diseases helped by Cannabis. He now runs one of the largest manufacturing businesses in Oklahoma (as reported by the Oklahoma Medical Marijuana Authority OOMA). His brand known as Country Cannabis is truly vertically integrated from seed to sale. The brand has now sold in multiple states.  Mr. Pyatt is currently engaged in working with Native Nations Cannabis to bring Good Manufacturing Practices and products to the Native American Tribes throughout the United States. Mr. Pyatt strives to give back to organizations and participate with nonprofits that benefit the Veteran and children afflicted with diseases helped by Cannabis. Previously he has worked on wall street for nearly a decade buying and selling mortgage back securities to institutional investors. He holds a degree in Law. Mr. Pyatt is a United States Marine Corps Veteran honored for his active duty and service with the Department of Defense to include operations in Desert Shield, Desert Storm and Somalia.  Mr. Pyatt strives to give back to organizations and participate with nonprofits that benefit the Veteran and children afflicted with diseases helped by Cannabis.

Family Relationships

There are no family relationships between any of our officers and directors.

Term of Office

The term of office of each director is one year and until his or her successor is elected at the annual stockholders' meeting and is qualified, subject to removal by the stockholders.  The term of office for each officer is for one year and until his or her successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Board of Directors

Our board of directors consists of five persons. None of our directors is "independent" within the meaning of Rule 5605(a)(3) of the NASDAQ Marketplace.  The five that are not independent are officers of the Company or a subsidiary.

Our board of directors designated an audit committee to be comprised of two independent directors. At this time, the Company does not have an independent director. The board also does not have an independent "financial expert" to serve on the audit committee. As a result, the Company, after the Merger, is not able to designate an audit committee and the function of the audit committee will be performed by the entire Board.

The board of directors has designated a compensation committee comprised of two independent directors.  At this time, the Company only has one independent director. As a result, the Company is not able to designate a compensation committee and the function of the compensation committee is currently being performed by the entire Board.

The Company's Board of Directors also performs the functions that would customarily be performed by a nominating committee.  The Board of Directors does not believe a separate nominating committee is required at this time due to the limited resources of the Company.  The Board of Directors has not established policies with regard to the consideration of director candidates recommended by security holders or the minimum qualifications of such candidates.

Director Meetings

In 2021, the Company’s Board of Directors meetings were held as needed via remote conference call. As a matter of convenience, many of the actions requiring Board approval are conducted telephonically and/or online and then documented as consent minutes. All minutes approved by consent require signatures from all directors. Most Board meetings are attended by all of the Directors, and absences, if any, are noted in the minutes. In 2022, meetings will be held at least once quarterly and more often if needed. Actions may also be taken in 2022 without formal meeting by consent signed by each of the directors.

Communications with Directors

Stockholders may communicate with the Board of Directors by sending written communications addressed to the Board of Directors, or any individual director, to: Cannabis Sativa, Inc., Attention: Corporate Secretary, 450 Hillside Dr., #A224, Mesquite, NV 89027.  All communications will be compiled by the corporate secretary and forwarded to the Board of Directors or any individual director, as appropriate.  In order to facilitate a response to any such communication, the Company’s Board of Directors suggests, but does not require, that any such submission include the name and contact information of the shareholder submitting the communication.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct Policy that applies to our executive officers, including our principal executive, financial and accounting officers.

During the past ten years none of our directors, executive officers, promoters, or control persons was:

1.the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors, and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) reports they file. Based solely on a review of the copies of such reports furnished to us, we believe that one of our directors needs to file a Form 3.

Director Independence

In considering and making decisions as to the independence of each of the directors of the Company, the Board considered transactions and relationships between the Company (and its subsidiaries) and each director (and each member of such director’s immediate family and any entity with which the director or family member has an affiliation such that the director or family member may have a material indirect interest in a transaction or relationship with such entity). The Board has determined that Mr. David Tobias and Mr. Brad Herr are independent as defined in applicable SEC and Nasdaq rules and regulations, and that each constitutes an “Independent Director” as defined in Nasdaq Listing Rule 5605. Such members constitute two of the five members of the entire Board.

Policy Regarding Transactions with Related Persons

Any transaction with a related person must be approved by the board of directors and considered upon the same terms and conditions as a transaction with an unrelated third party.  Any director that has a material interest in a transaction cannot vote on the transaction when and if approved by the board of directors.

OFFICER AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth certain information regarding the annual compensation paid to our principal executive officer and principal financial officer while serving in their respective positions at MJ in all capacities for MJ’s fiscal years ended May 31, 2021 and 2020.  No other person served as an executive officer of the Company or received total annual compensation from the Company in excess of $100,000 other than as set forth in the table.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Annual Pay ($)	Stock Awards ($)	Total ($)
Patrick Bilton, President and CEO	2022	280,000	-	280,000
	2021	280,000	-	280,000

Brad Herr, CFO (resigned Oct 2022)	2022	120,000	60,000	180,000
	2021	120,000	60,000	180,000

Randy Lanier, Brand Ambassador	2022	-	130,213	130,213
	2021	-	34,284	34,284

All compensation reflected in the above table was paid pursuant to independent contractor agreements between the individuals listed and MJ.  All stock awards were authorized by MJ’s Board of Directors. During the fiscal year ended May 31, 2022, the salary and fees due Mr. Bilton and Mr. Herr were accrued due to cash flow constraints. The stock awards due to Mr. Herr were paid by issuance of common stock on a quarterly basis.

FOLLOWING THE MERGER

Employment Agreements

Following the Merger, employment contracts will be negotiated between the executive officers and CS.

Director Compensation

Our directors are issued shares of common stock valued at $2,500, quarterly for their service on the board of directors.

LEGAL MATTERS

Prior to the date this registration statement becomes effective, Gary R. Henrie, Esq. will provide an opinion regarding the validity of the CS common stock to be issued to MJ stockholders in the Merger.

EXPERTS

The audited consolidated financial statements of Cannabis Sativa, Inc. for the years ended December 31, 2021 and December 31, 2020, and the audited consolidated financial statements of MJ Harvest, Inc. for the years ended May 31, 2022 and May 31, 2021, included in this prospectus have been audited by Assure CPA, LLC, an independent registered public accounting firm, as stated in their reports appearing elsewhere herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FUTURE CS STOCKHOLDER PROPOSALS

Stockholder proposals may be included in CS's proxy statement for an annual meeting so long as they are provided to CS on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in CS's proxy statement and form of proxy for the annual meeting to be held in 2023, CS must receive the proposal at its principal executive offices, addressed to the Secretary, no later than March 31, 2023. In addition, a stockholder proposal that is not intended for inclusion in CS's proxy statement under Rule 14a-8 may be brought before the 2023 annual meeting so long as CS receives information and notice of the proposal not later than June 30, 2023.

INDEMNIFICATION MATTERS AND DISCLOSURE OF SEC POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

CS’s officers and directors are indemnified as provided by Nevada Corporation Law and our bylaws. Under the Nevada Corporation Law, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2)a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)a transaction from which the director derived an improper personal profit; and

(4)willful misconduct.

CS’s bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)such indemnification is expressly required to be made by law;

(2)the proceeding was authorized by our Board of Directors;

(3)such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or

(4)such indemnification is required to be made pursuant to the bylaws.

CS’s bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

CS’s bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.

This prospectus incorporates by reference the documents listed below that have been previously filed with the SEC:

•our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on April 14, 2022;

•our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 23, 2022;

•our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 22, 2022;

•our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022, as amended on December 13, 2022; and

•our Current Report on Form 8-K (other than information furnished rather than filed) filed with the SEC on November 23, 2022.

We also incorporate by reference all future documents (except as to any portion of any report or document that is not deemed filed under such provisions) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to the termination of the offering.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct oral or written requests by one of the following methods. Attention: Investor Relations, Cannabis Sativa, Inc., 450 Hillside Dr. #A224, Mesquite, Nevada  89027. You may also access these documents, free of charge on the SEC’s website at www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

CS has filed a registration statement on Form S-4 to register with the SEC the CS common stock CS will issue to MJ stockholders in the Merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CS, in addition to being a proxy statement of CS for a special meeting of its stockholders and a proxy statement of MJ for a special meeting of its stockholders. This joint proxy statement/prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and the exhibits thereto for additional information. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), including any exhibits to the Form S-4, in the manner described below.

CS files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CS files at the SEC's public reference room at 100 F Street, N.E., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. CS's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov.

MJ files annual, quarterly reports, special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CS files at the SEC's public reference room at 100 F Street, N.E., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. MJ's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. The reports and other information filed by MJ with the SEC are also available at MJ's website. The address of MJ's website is MJHI.com. Information contained on MJ's website or that can be accessed through its website is not incorporated by reference into this joint proxy statement/prospectus.

CS has supplied all information contained in this joint proxy statement/prospectus relating to CS, and MJ has supplied all information contained in this joint proxy statement/prospectus relating to MJ.

INDEX TO FINANCIAL STATEMENTS

CANNABIS SATIVA, INC.

  CANNABIS SATIVA, INC.

Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of Cannabis Sativa, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cannabis Sativa, Inc. the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has negative working capital and accumulated deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Assure CPA, LLC.

Spokane, Washington

PCAOB ID: 444

April 14, 2022

We have served as the Company's independent auditor since 2019.

CANNABIS SATIVA, INC. CONSOLIDATED BALANCE SHEETS

December 31,	2021	2020
ASSETS
Current Assets
Cash	$194,060	$322,107
Inventories	—	56,485
Investment in equity securities, at fair value	208,540	195,000
Other current assets	—	57,694
Total Current Assets	402,600	631,286

Other Assets

Property and equipment, net	1,974	199,120
Intangible assets, net	320,806	489,946
Deposits and other assets	—	9,250
Right to use asset	—	47,312
Goodwill	1,837,202	1,837,202

Total Assets	$2,562,582	$3,214,116

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$95,031	$179,200
Accrued interest - related parties	204,613	144,024
Advances from related parties	—	18,800
Notes payable to related parties	1,218,038	1,161,020
Customer deposits	—	25,545
Operating lease liability - current	—	31,891
Total Current Liabilities	1,517,682	1,560,480

Long-Term Liabilities
Operating lease liability - long term	—	15,421

Total Liabilities	1,517,682	1,575,901

Commitments and contingencies (Notes 6 and 8)

Stockholders' Equity (Deficit):
Preferred stock $0.001 par value; 5,000,000 shares authorized; 777,654 and 1,090,128 issued and outstanding, respectively	778	1,090
Common stock $0.001 par value; 45,000,000 shares authorized; 30,746,865 and 27,453,178 shares issued and outstanding, respectively	30,748	27,455
Additional paid-in capital	79,151,240	77,660,014
Accumulated deficit	(79,475,968)	(77,028,339)

Total Cannabis Sativa, Inc. Stockholders' Equity (Deficit)	(293,202)	660,220

Non-Controlling Interests	1,338,102	977,995

Total Stockholders' Equity	1,044,900	1,638,215

Total Liabilities and Stockholders' Equity	$2,562,582	$3,214,116

The accompanying notes are an integral part of these consolidated financial statements.

CANNABIS SATIVA, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,	2021	2020

Revenues	$1,841,558	$1,940,731

Cost of Revenues	699,378	740,645

Gross Profit	1,142,180	1,200,086

Operating Expenses
Professional fees	581,660	750,030
Depreciation and amortization	171,163	207,866
Wages and salaries	711,872	596,262
Advertising	344,904	467,918
General and administrative	1,078,204	971,598

Total Operating Expenses	2,887,803	2,993,674

Loss from Operations	(1,745,623)	(1,793,588)

Other Income (Expenses)
Gain (loss) on investment in equity securities	(542,442)	147,000
Gain on forgiveness of CAREs Act Loan	5,000	—
Interest expense - related parties	(66,872)	(60,356)

Total Other Income (Expenses), Net	(604,314)	86,644

Net Loss Before Income Taxes	(2,349,937)	(1,706,944)

Income Taxes	—	—

Net Loss from Continuing Operations	(2,349,937)	(1,706,944)

Net Income (Loss) from Discontinued Operations
Operating loss on discontinued operations	(234,205)	(751,600)
Gain on sale of subsidiaries	164,736	—

Net Income (Loss) from Discontinued Operations	(69,469)	(751,600)

Net Loss	(2,419,406)	(2,458,544)

Loss attributable to non-controlling interest - GK Manufacturing	(114,467)	(367,792)
Loss attributable to non-controlling interest - iBudTender	(1,614)	(3,878)
Income attributable to non-controlling interest - PrestoCorp	144,304	86,318

Net Loss Attributable To Cannabis Sativa, Inc.	$(2,447,629)	$(2,173,192)

Net Loss per Common Share: Basic and diluted
From continuing operations	$(0.08)	(0.06)
From discontinued operations	(0.00)	(0.03)
Total	$(0.08)	$(0.09)

Weighted Average Common Shares Outstanding:
Basic & Diluted	29,283,393	25,408,676

The accompanying notes are an integral part of these consolidated financial statements.

CANNABIS SATIVA, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

					Additional		Non-controlling	Non-controlling	Non-controlling
	Preferred Stock		Common Stock		Paid-In	Accumulated	Interest -	Interest -	Interest - GK
	Shares	Amount	Shares	Amount	Capital	Deficit	Prestocorp	iBudTender	Manufacturing	Total

Balance - January 1, 2020	1,021,849	$1,021	22,224,199	$22,226	$74,834,032	$(74,855,147)	$1,107,480	$51,142	$—	$1,160,754
Conversion of Preferred to Common	(503,681)	(504)	503,681	504	—	—	—	—	—	—
Acquisition of GK Manufacturing	—	—	100,000	100	108,900	—	—	—	104,725	213,725
Cash proceeds from sale of stock and warrants	—	—	50,000	50	24,950	—	—	—	—	25,000
Shares issued for services	348,746	350	3,612,060	3,612	2,052,633	—	—	—	—	2,056,595
Shares issued for stock payable	223,214	223	963,238	963	639,499	—	—	—	—	640,685
Net income (loss) for the year	—	—	—	—	—	(2,173,192)	86,318	(3,878)	(367,792)	(2,458,544)

Balance - December 31, 2020	1,090,128	$1,090	27,453,178	$27,455	$77,660,014	$(77,028,339)	$1,193,798	$47,264	$(263,067)	$1,638,215

Balance - January 1, 2021	1,090,128	$1,090	27,453,178	$27,455	$77,660,014	$(77,028,339)	$1,193,798	$47,264	$(263,067)	$1,638,215
Conversion of Preferred to Common	(622,645)	(622)	622,645	622	—	—	—	—	—	—
Cash proceeds from sale of stock	—	—	10,466	11	4,989	—	—	—	—	5,000
Shares issued for services	310,171	310	2,716,132	2,716	1,506,181	—	—	—	—	1,509,207
Cancellation of shares issued for services	—	—	(55,556)	(56)	(19,944)	—	—	—	—	(20,000)
Sale of non-controlling interests	—	—	—	—	—	—	—	(45,650)	377,534	331,884
Net income (loss) for the year	—	—	—	—	—	(2,447,629)	144,304	(1,614)	(114,467)	(2,419,406)
Balance - December 31, 2021	777,654	$778	30,746,865	$30,748	$79,151,240	$(79,475,968)	$1,338,102	$—	$—	$1,044,900

The accompanying notes are an integral part of these consolidated financial statements.

CANNABIS SATIVA, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,419,406)	$(2,458,544)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
(Gain) loss on investment in equity securities	542,442	(147,000)
Gain on sale of subsidiaries	(164,736)	—
Depreciation and amortization	188,114	235,624
Gain on forgiveness of CARES Act Loan	(5,000)	—
Shares issued for services	1,489,207	2,056,595
Note payable issued for services	25,000	—
Changes in Assets and Liabilities:
Inventories	27,499	(8,498)
Other current assets	(11,380)	(49,144)
Deposits and other assets	—	(8,000)
Accounts payable and accrued expenses	20,344	105,621
Accrued interest - related parties	60,589	56,045
Customer deposits	1,341	25,545
Net Cash Used in Operating Activities	(245,986)	(191,756)

Cash Flows from Investing Activities:
Cash transferred on sale of subsidiaries	(21,321)	—
Proceeds from sale of equity securities	44,017	—
Purchase of property and equipment	—	(58,544)
Advance to GK settled with asset acquisition	—	50,000
Net Cash Provided by (Used in) Investing Activities	22,696	(8,544)

Cash Flows from Financing Activities:
Proceeds from sale of common stock and warrants	5,000	25,000
Proceeds from advances from related parties, net	48,083	18,800
Proceeds from related parties notes payable	42,160	142,500
Net Cash Provided by Financing Activities	95,243	186,300

NET CHANGE IN CASH	(128,047)	(14,000)

CASH AT BEGINNING OF YEAR	322,107	336,107

CASH AT END OF YEAR	$194,060	$322,107

Supplemental Disclosures of Non Cash Activities:
Noncash investing and financing activities:
Net asset acquisition acquired with shares of common stock	$—	$213,725
Common stock issued from stock payable	$—	$640,685
Operating lease liability from acquiring right to use asset	$—	$61,367
Advances from related parties exchanged for notes payable related parties	$—	$1,008,378
Investment in equity securities received in exchange for sale of controlling interest in subsidiaries controlling interest in subsidiaries	$600,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

1. Organization and Summary of Significant Accounting Policies

Nature of Business:

Cannabis Sativa, Inc. (the “Company,” “us”, “we” or “our”) was incorporated as Ultra Sun Corp. under the laws of Nevada in November 2004. On November 13, 2013, we changed our name to Cannabis Sativa, Inc. We operate through several subsidiaries including:

•	PrestoCorp, Inc. (“PrestoCorp”)

•	iBudtender, Inc. (“iBud”) – through April 2021

•	Wild Earth Naturals, Inc. (“Wild Earth”)

•	Kubby Patent and Licenses Limited Liability Company (“KPAL”)

•	Hi Brands, International, Inc. (“Hi Brands”)

•	GK Manufacturing and Packaging, Inc. (“GKMP”)- through April 2021

•	Eden Holdings LLC (“Eden”).

PrestoCorp is a 51% owned subsidiary and until April 22, 2021, GKMP and iBud were 51% and 50.1% owned subsidiaries. Wild Earth, KPAL, Hi Brands, and Eden are wholly owned subsidiaries. At December 31, 2021, PrestoCorp is the sole operating subsidiary. Until sale of the Company’s interest in April 2021, GKMP and iBud tender were operating subsidiaries although iBud was not generating any revenue.

Our primary operations for the years ended December 31, 2021 and 2020 were through PrestoCorp, which provides telemedicine online referral services for customers desiring medical marijuana cards in states where medical marijuana has been legalized. The Company is actively seeking new business opportunities for acquisition and is continually reviewing opportunities for product and brand development through our Wild Earth, Hi Brands, and KPAL subsidiaries.

Principles of Consolidation:

The consolidated financial statements include the accounts of Cannabis Sativa, Inc. (the “Company” or “CBDS”), and its wholly-owned subsidiaries and PrestoCorp, a 51% owned subsidiary. On April 22, 2021, we sold our interests in two companies in which the Company had majority control, iBud and GKMP. These consolidated financial statements include operations of iBud and GKMP through April 22, 2021. All significant inter-company balances have been eliminated in consolidation.

Non-controlling Interests:

Non-controlling interests are portions of entities included in the condensed consolidated financial statements that are not attributable to the Company. Non-controlling interest are identified separately from the Company’s stockholders’ equity and its net income (loss). Non-controlling interest equity balances include the non-controlling entity’s initial contribution at the date of the original acquisition, ongoing contributions, distributions, and percentage share of earnings since inception. The non-controlling interests are calculated based on percentages of ownership.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Going Concern:

The Company has an accumulated deficit of $79,475,968 and negative working capital of $1,115,082 at December 31, 2021, which, among other factors, raises substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they are due.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”), requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions by management affect the carrying value of long-lived assets (including goodwill and intangible assets), the provision for income taxes and related deferred tax accounts, certain accrued liabilities, contingencies, and the value attributed to stock-based awards.

Inventories:

As of December 31, 2021 and 2020, the Company had $-0- and $56,485, respectively, in inventory relating to GKMP which consisted of the raw materials and packaging used to manufacture cannabidiol (“CBD”) infused products for our customers.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from five (5) to ten (10) years. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the useful life. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents and balances due to related parties approximate fair value given their short-term nature. The carrying value of investments in equity securities equal fair value.

Cash:

Cash is held at major financial institutions and insured by the Federal Deposit Insurance Corporation (FDIC) up to federal insurance limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less when acquired to be cash equivalents.

Net Loss per Share:

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period and contains no dilutive securities. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Potentially dilutive shares are excluded from the calculation of diluted net loss per share because the effect is anti-dilutive. For the years ended December 31, 2021 and 2020, the Company had 175,000 and 175,000 outstanding warrants, respectively, and 777,654 and 1,090,128 shares of convertible preferred stock, respectively, that would be dilutive to future periods net income if converted.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Investments:

Equity securities of investments in which the Company owns less than 20% and/or has no significant influence are generally measured at fair value with changes in fair value recognized in earnings. Upon sale of an equity security, the realized gain or loss is recognized in earnings.

Investments in companies in which the Company owns more than 20% and has the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting. In determining whether significant influence exists, the Company will consider its participation in policy-making decisions and representation on governing bodies. Under the equity method of accounting, the Company’s share of the net earnings or losses of the investee are included in earnings.  The Company may elect to account for certain equity method investments at fair value whereby the carrying value of the investment is adjusted to fair value at the end of each period and the related change in fair value is recognized in earning.  For these investments, the Company’s share of the net earnings or losses of the investee are not included in earnings.

Companies in which the Company holds investments amounting to more than 50% of the voting interests, but less than 100%, and in which the Company has significant influence, are consolidated and other investor interests are presented as non-controlling.

Revenue Recognition:

In the years ending December 31, 2021 and 2020, the Company operated two divisions, the telehealth business operated through PrestoCorp and the contract manufacturing business operated through GKMP. The contract manufacturing business was sold on April 22, 2021, and the Company now operates only the telehealth division.

The telehealth division generates revenue based on a per telehealth visit for clients looking to obtain a permit to use marijuana for medical purposes in states that have legalized medical marijuana. Revenues are recognized when the Company satisfies its performance obligation to provide telehealth services upon a referral to a contracted physician. The obligation to perform the referral and the referral are automated and occur at the same time an online client subscribes for the visit and gains access to our network of health care professionals. Recognition of revenue is not dependent on the issuance of a marijuana card since issuance of the card is dependent on health and other factors beyond our control. This initial service is a one-time referral to a physician. Clients may return for other telehealth consultations, typically regarding product recommendations, and such additional physician referrals are provided at an additional cost. The billing and payment processes for each physician referral are automated through our online platform. Revenue is recognized in an amount that reflects the consideration that is received in exchange for each physician referral provided to the client.

The contract manufacturing division recognized revenue from manufacturing operations when the products are shipped to the customer. In some instances, customers provided inventory for the manufacturing process and GKMP provided labor, supplies and manufacturing operations to mix and package the products. Revenues were recognized when the manufacturing and packaging process were completed, and the goods were shipped to the customer. In other instances, the Company acquired inventory and manufactured products for customers and/or to be held in inventory for later sale to customers through the GKMP on-site dispensary, through the GKMP online store, or to independent distributors. In these instances, revenue was recognized when the product was shipped to the customer or distributor. Shipment terms were FOB origination. The Company sold its interest in GKMP during 2021 and no longer recognizes revenue from the contract manufacturing division.

Provision for sales incentives, discounts and returns and allowances, if applicable, are accounted for as reductions of revenue in the period the related sales are recorded. The Company had no warranty costs associated with the sales of its products.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Intangible Assets and Goodwill:

Intangible asset amounts represent the acquisition date fair values of identifiable intangible assets acquired. The fair values of the intangible assets were determined by using the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment. The rates used to discount projected future cash flows reflected a weighted average cost of capital based on our industry, capital structure and risk premiums including those reflected in the current market capitalization. Definite-lived intangible assets are amortized over their useful lives, which have historically ranged from 5 to 10 years. The carrying amounts of our definite-lived intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the entity may be unable to recover the asset’s carrying amount. We do not have any indefinite-lived intangible assets recorded from acquisitions.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The fair value of the reporting unit is evaluated on qualitative factors to determine if the reported value may be impaired. If the qualitative factors indicate a likelihood of impairment, we then evaluate carrying value of the reporting unit based on quantitative factors using the income approach. An impairment charge is recognized for the excess of the carrying value of goodwill for the reporting unit over its implied fair value.

Advertising Expense:

Advertising costs are expensed as incurred and are broken out separately in the accompanying consolidated statements of operations.

Stock-Based Compensation:

Stock-based payments to employees and non-employees are recognized at their fair values. Compensation expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). Transactions in which goods or services are received for the issuance of shares of the Company’s preferred or common stock are accounted for based on the fair value of the common stock issued. The Company currently recognizes compensation costs immediately as our awards are 100% vested at the time of issuance. Forfeitures are recognized upon occurrence.

Income Taxes:

The Company utilizes the liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Additionally, deferred tax assets are evaluated, and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. There can be no assurance that the Company’s future operations will produce sufficient earnings so that the deferred tax asset can be fully utilized. The Company currently maintains a full valuation allowance against net deferred tax assets.

Uncertain tax positions are evaluated in a two-step process, whereby (i) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority would be recognized.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use (“RTU”) asset and lease liability on the consolidated balance sheets. RTU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Fair Value Measurements:

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 uses quoted prices in active markets for identical assets or liabilities, Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date. We measure our investment in equity securities at fair value on a recurring basis. The Company’s equity securities are valued using inputs observable in active markets and are therefore classified as Level 1 within the fair value hierarchy.

Contingencies:

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Recent Accounting Pronouncement:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021 had no impact on the Company’s consolidated financial statements.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Accounting Standards Updates to Become Effective in Future Periods

In August 2020, the FASB issued ASU No. 2019-12 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. Management is evaluating the impact of this update on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

2. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

	2021	2020
Furniture and Equipment	$15,052	$225,629
Leasehold Improvements	2,500	17,315
Total Property and Equipment	17,552	242,944
Less: Accumulated Depreciation	(15,578)	(43,824)
Net Property and Equipment	$1,974	$199,120

Depreciation expense for the years ended December 31, 2021 and 2020 was $18,972 and $30,352, respectively.

3. Intangibles and Goodwill

The Company considers all intangibles to be definite-lived assets with lives of 5 to 10 years. Intangibles consisted of the following at December 31, 2021 and 2020:

	2021	2020
CBDS.com website (Cannabis Sativa)	$13,999	$13,999
Intellectual Property Rights (PrestoCorp)	240,000	240,000
Patents and Trademarks (KPAL)	1,281,411	1,281,411
Total Intangibles	1,535,410	1,535,410
Less: Accumulated Amortization	(1,214,604)	(1,045,464)
Net Intangible Assets	$320,806	$489,946

Amortization expense for the years ended December 31, 2021 and 2020 was $169,140, and $205,272, respectively.

Amortization of intangibles through 2026 is:

2022	$161,865
2023	151,686
2024	3,051
2025	932
2026	932

Goodwill in the amount of $3,010,202 was recorded as part of the acquisition of PrestoCorp that occurred on August 1, 2017. Cumulative impairment of the PrestoCorp goodwill totals $1,173,000 as of December 31, 2021 and 2020. The balance of goodwill at December 31, 2021 and 2020 was $1,837,202.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

There were no additions, deletions, and impairments recognized in the years ended December 31, 2021 and 2020. The Company considered the impact of COVID-19 on intangible assets at December 31, 2021 and 2020 and concluded that impairment analysis is not necessary.

4. Sale of Majority Owned Subsidiaries and Discontinued Operations

On April 22, 2021, the Company sold its majority interests in GKMP (51%) and iBud (50.1%) to THC Farmaceuticals, Inc. (“CBDG”). In consideration of the transaction, the Company received 1,500,000 shares of CBDG common stock and 1,500,000 shares of CBDG preferred stock. The Company’s Chief Executive Officer and Chairman of the Board, David Tobias is a Director of CBDG. Shares of CBDG common stock are traded on the OTC Pink Sheets Market.

The sale of the Company’s majority interests was undertaken to allow the Company to focus on its other operating subsidiary, PrestoCorp, to focus on capital formation for expansion of PrestoCorp, and to pursue other opportunities. At the time of the sale, iBud was inactive and GKMP had not yet achieved positive cash flow from operations.

On the closing date of the sale, CBDG common shares closed at $0.20 per share, for a fair value of $300,000. The CBDG preferred stock received is convertible into CBDG common stock on a one for one basis and has no other rights or preferences that distinguish it from the common stock and are convertible at any time by the Company. Management determined that the shares of preferred stock received are equivalent to CBDG’s common stock and valued the preferred shares at the same rate. In the aggregate, the total shares of CBDG stock received were valued at $600,000 on the date of the sale.

The Company recognized a gain on sale of subsidiaries of $164,736 which represented the value of the consideration received consisting of the value of CBDG’s shares plus the carrying value of the subsidiaries’ non-controlling interest reduced by the net asset of each subsidiary:

Consideration received:
Common stock of CBDG, fair value	$300,000
Preferred stock of CBDG, fair value	300,000
Total consideration	600,000

Non-controlling interests	(331,884)

Net assets of subsidiaries on date of disposition:
GKMP	112,350
iBud	(8,970)
Net assets	103,380
Gain on sale of subsidiaries	$164,736

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

As a result of the sale, the Company has discontinued its operations for both subsidiaries. Summaries of the discontinued operations of GKMP and iBud for the period January 1, 2021 to April 22, 2021 (date of disposition) and the year ended December 31, 2020 are provided below.

	Period	Year
	Ended	Ended
DISCONTINUED OPERATIONS OF GKMP	January 1 to April 22, 2021	December 31, 2020
REVENUE	$75,866	$94,552
Cost of revenues	91,316	152,837
Gross profit	(15,450)	(58,285)
OPERATING EXPENSES
Depreciation and amortization	5,526	8,898
Wages and salaries	106,224	213,765
Advertising	1,693	36,056
General and administrative	104,177	433,592
Total operating expenses	217,620	692,311
NET LOSS FROM OPERATIONS	(233,070)	(750,596)

DISCONTINUED OPERATIONS OF IBUD
REVENUE	$-	$-
OPERATING EXPENSES
Depreciation and amortization	1,135	1,004
Total operating expenses	1,135	1,004
NET LOSS FROM OPERATIONS	(1,135)	(1,004)
Aggregate net loss from discontinued operations	(234,205)	(751,600)
Gain on sale of discontinued operations	164,736	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(69,469)	(751,600)

 GKMP and iBud generated losses from operations during the periods they were operated by the Company. The sale of our interests in GKMP and iBud will now allow management to devote more resources to PrestoCorp.

5. Related Party Transactions

In addition to items disclosed in Notes 4 and 7, the Company had additional related party transactions during 2021 and 2020.

The Company has received funds from borrowings on notes payable and advances from related parties and officers of the Company to cover operating expenses. Related parties include the officers and directors of the Company and a significant shareholder holding in excess of 10% of the Company’s outstanding shares.

In 2020, the Company converted all of the outstanding advances into one-year notes due on December 31, 2020 bearing interest at 5%. New borrowings on notes payable in the year ended December 31, 2020 were $142,500. In April 2021, the notes were extended to December 31, 2021. The Company is currently in discussions with the note holders to covert these notes into long-term obligations, but the terms have not been finalized.

During the year ended December 31, 2021, David Tobias loaned $42,160 to the Company for notes payable bearing interest at the rate of 5% per annum due on December 31, 2021. In the year ended December 31, 2021, the Company and Cathy Carroll, director, entered into a note payable for $25,000 for compensation due her for services. Ms. Carroll’s note bears interest at 5% per annum and is due December 31, 2021. The notes payable to Mr. Tobias and Ms. Carroll were extended and are now due December 31, 2022.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

During the years ended December 31, 2021 and 2020, the Company recorded interest expense related to these notes payable at the rates between 5% and 8% per annum in the amounts of $66,872 and $60,356, respectively.

In 2021, the Company received short-term advances from the principals of GKMP in the amounts of $48,083 bringing the balance due to $67,058. These advances are not interest bearing. The advances were assumed by the acquirer of GKMP and are no longer an obligation of the Company. See Note 4.

At December 31, 2020, the Company had a note payable to the founder of iBud of $10,142. This note was assumed by the acquirer of IBud and is no longer an obligation of the Company. See Note 4.

The following tables reflect the related party advance and note payable balances.

	Notes payable to related parties	Accrued interest -related parties
	December 31, 2021
David Tobias, CEO & Director	$986,538	$169,057
New Compendium, greater than 10% Shareholder	152,500	27,688
Cathy Carroll, Director	75,000	7,068
Other Affiliates	4,000	800
Totals	$1,218,038	$204,613

	Advances from related parties	Notes payable to related parties	Accrued interest -related parties
	December 31, 2020
David Tobias, CEO & Director	$—	$944,378	$120,293
New Compendium, Affiliate	—	152,500	20,063
Keith Hyatt, Affiliate (GKMP)	13,100	—	—
Jason Washington, Affiliate (GKMP)	5,700	—	—
Chris Cope, Affiliate (iBudtender)	—	10,142	—
Cathy Carroll, Director	—	50,000	3,068
Other Affiliates	—	4,000	600
Totals	$18,800	$1,161,020	$144,024

In the years ended December 31, 2021 and 2020, the Company incurred approximately $111,100 and $162,300, respectively, for consulting services from a nephew of the Company’s president. These services were paid in shares of the Company’s common stock. These amounts are included in the statements of operations in general and administrative expenses.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

6. Investments

At December 31, 2021 and 2020, the Company owns 8,238,769 shares and 10,000,000 shares, respectively, of common stock of Medical Cannabis Payment Solutions (ticker: REFG). At December 31, 2021 and 2020, the fair value of the investment in REFG is $25,540 and $195,000, respectively. The Company recognized a gain (loss) on  the change in fair value of ($134,235) and $147,000 during the years ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Company sold 1,761,231 shares for proceeds of $44,017 and realized a gain of $8,793. No shares of REFG were sold in 2020.

In 2021, the Company received 1,500,000 shares of common stock and 1,500,000 shares of preferred stock of THC Pharmaceuticals Inc. (ticker: CBDG). The CBDG shares were received as consideration for the sale of the Company’s majority interest in iBud and GKMP in the year ended December 31, 2021. On the date of sale, the shares were valued at fair value which was $0.20 per share or $600,000 in the aggregate. See Note 4. The Company’s Chief Executive Officer and Chairman of the Board, David Tobias is a Director of CBDG.

The Company’s investment in CBDG represents 15% of CBDG’s voting shares on a fully diluted basis which, coupled with Mr. Tobias’ position as a director and his individual investment in CBDG, results in the Company having significant influence over CBDG.  The Company elected to account for its investment in CBDG at fair value because the Company does not intend to hold the investment for a long period of time and the shares are readily marketable.   The fair value of the Company’s investment at December 31, 2021 was $183,000 resulting in a loss of $417,000 for the change in fair value during the year ended December 31, 2021.

7. Stockholders’ Equity

Securities Issuances

During the years ended December 31, 2021 and 2020, shares of common stock and preferred stock were issued to related and non-related parties for the purposes indicated, as follows:

Share Issuances
Services	Common	Preferred	Value
Related Party issuances
David Tobias, Officer, Director	-	310,171	$150,000
Brad Herr, Officer, Director	516,949	-	250,000
Robert Tankson, Director	61,236	-	29,961
Cathy Carroll, Director	203,027	-	112,500
Trevor Reed, Director	51,696	-	25,000
Total related party issuances	832,908	310,171	$567,461
Non-related party issuances	1,883,224	-	$941,746
Total shares for services	2,716,132	310,171	$1,509,207
Issuance for cash	10,466	5,000
Preferred stock converted to common	622,645	(622,645)	-
Shares cancelled	(55,556)	-	$(20,000)
Aggregate totals	3,293,687	(312,474)	$1,494,207

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

During the year ended December 31, 2021, the Company cancelled shares that had been returned after it was determined the shares have been erroneously issued to a vendor in 2020.

Share Issuances
Shares issued for stock payable	Common	Preferred	Value
Related party issuance	521,411	223,214	$431,201
Non-related party issuance	441,827	-	209,484
Total shares for stock payable	963,238	223,214	$640,685
Conversion of preferred stock	503,681	(503,681)	$-

Services
Related party issuances
David Tobias, Officer, Director	-	348,746	$175,964
Brad Herr, Officer, Director	498,878	-	250,201
Robert Tankson, Director	127,570	-	62,661
Cathy Carroll, Director	348,746	-	175,964
Trevor Reed, Director	58,125	-	29,328
Keith Hyatt, President GKMP	278,237	-	140,237
Kyle Powers, CEO PrestoCorp	92,593	-	44,444
Total related party issuances	1,404,149	348,746	878,799
Non-related Party issuances	2,207,911	-	1,177,794
Total shares for services	3,612,060	348,746	$2,056,593
Issuance for Cash	50,000	-	$25,000
Issuance for acquisitions	100,000	-	$109,000
Aggregate totals	5,228,979	68,279	$2,831,278

During the years ended December 31, 2021 and 2020, David Tobias, Chief Executive Officer and Director, converted 622,645 and 503,681 shares of preferred stock into an equal number of common stock in accordance with the terms of the preferred stock, respectively.

In the year ended December 31, 2020, the Company acquired a 51% interest in GKMP. The consideration for the acquisition was 100,000 shares of common stock valued at $109,000 on the date of the acquisition. The Company subsequently divested its interest in GKMP. See Note 4.

Stock Compensation Plans

2017 Stock Plan

On July 28, 2017, the Company adopted the Cannabis Sativa 2017 Stock Plan which authorized the Company to utilize common stock to compensate employees, officers, directors, and independent contractors for services provided to the Company. The Company authorized up to 3,000,000 shares of common stock to be issued pursuant to the 2017 Stock Plan. At December 31, 2021, no shares were available for further issuance under this plan.

2020 Stock Plan

On September 25, 2020, the Company adopted the Cannabis Sativa 2020 Stock Plan which authorized the Company to utilize common stock to compensate employees, officers, directors, and independent contractors for services provided to the Company. By resolution dated September 25, 2020, the Company authorized up to 1,000,000 shares of common stock to be issued pursuant to the 2020 Stock Plan. This amount was subsequently increased to 2,000,000 shares on January 27, 2021. At December 31, 2021, 1,350,667 shares were available for future issuance.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Warrants

During the year ended December 31, 2020, 50,000 warrants were issued by the Company and 49,900 warrants expired. No warrants were issued or exercised in 2021 and no warrants were exercised during either year. At December 31, 2021, warrants expire as follows:

Shares	Exercise Price	Expiration Date
125,000	$0.80	November 2022
50,000	$2.00	July and August 2023
175,000

8. Commitments and Contingencies

Leases.

PrestoCorp leases office space through WeWork in New York for $2,444 per month on a month-to-month arrangement. Rent expense for the years ended December 31, 2021 and 2020 was $36,922 and $38,458, respectively.

GKMP leased a facility in Anaheim California where its operations are based. The Anaheim lease included approximately 16,000 square feet of combined office, manufacturing, and warehouse space. Rent expense for the years ended December 31, 2021 and 2020 was $77,119 and $139,398, respectively. GKMP also leased a commercial printer and a bottle filling line, both of which are used in its manufacturing and packaging operations. For the years ended December 31, 2021 and 2020, the Company recognized $7,555 and $22,527, respectively, in lease expense on these two items. Lease expense is reported as cost of goods sold in the consolidated statements of operations. On April 22, 2021, the Company sold its majority interest in GKMP and these lease obligations were assumed by the acquirer of GKMP and are no longer an obligation of the Company. See Note 4.

Litigation. In the ordinary course of business, we may face various claims brought by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property disputes, contractual disputes and other commercial disputes. Any of these claims could subject us to litigation. As of December 31, 2021, no claims are outstanding.

Shares in Escrow. At December 31, 2021 and 2020, the Company has -0- and 419,475, respectively, shares of common stock in escrow as part of the acquisition of PrestoCorp. These shares were issuable in certain circumstances to the principals of PrestoCorp based on performance of the PrestoCorp business. The escrow account originally contained 629,213 shares of common stock but 209,738 shares were cancelled in 2018 when the performance requirements related to those shares were not met. Another 209,738 shares were released to the principals in January 2021 upon satisfaction of performance requirements for which compensation expense of $111,161 was recognized during the year ended December 31, 2021.

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

9. Income Taxes

The Company did not recognize a tax provision or benefit for the years ended December 31, 2021 and 2020 due to ongoing net losses and a valuation allowance. At December 31, 2021 and 2020, the Company had net deferred tax assets which will not be realized and are fully reserved by valuation allowances.

At December 31, 2021 and 2020, the Company had net deferred tax assets principally arising from net operating loss carryforward for income tax purposes and differences in the carrying values of goodwill and intangibles between the Company’s financial statements and its income tax returns. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2021 and 2020.

The components of the Company’s net deferred tax assets at December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred tax asset:
Net operating loss carryforwards	$3,812,000	$3,424,000
Intangibles and goodwill	1,034,000	998,000
Investments	82,000	5,000
Other	45,000	28,000
Total deferred tax assets	4,973,000	4,455,000
Valuation allowance	(4,973,000)	(4,455,000)
Net deferred tax assets	$-	$-

 At December 31, 2021 the Company had net operating loss carry forwards of approximately $18,200,000 for federal and state purposes, $10,000,000 of which expire between 2022 through 2039. The remaining balance of $8,200,000 will never expire but utilization is limited to 80% of taxable income in any future year.

The reconciliation of the federal income tax rate and the Company’s tax provision (benefit) at December 31, 2021 is as follows:

	2021	2020
Net loss	$(2,675,852)	$(4,006,713)
Less non-controlling interest net loss	228,223	70,327
Net loss attributable to CBDS	$(2,447,629)	$(3,936,386)

Provision (benefit) computed using the statutory rate:	$(514,000)	$(827,000)
Permanent differences	-	92,000
Change in estimate	(4,000)	-
Change in valuation allowance	518,000	735,000
Total income tax provision (benefit)	$-	$-

CANNABIS SATIVA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

The Company has analyzed its filing positions in all jurisdictions where it is required to file income tax returns and found no positions that would require a liability for uncertain income tax benefits to be recognized. The Company is subject to possible tax examinations for the fiscal years 2018 through 2021. Prior year tax attributes could be adjusted by taxing authorities. If applicable, the Company will deduct interest and penalties as interest expense on the financial statements.

10. COVID-19:

The outbreak of COVID-19, the coronavirus, has grown both in the United States and globally, and related government and private sector responsive actions have adversely affected the Company’s business operations. The World Health Organization has declared Covid-19 to be a global pandemic, resulting in an economic downturn and changes in global economic policy that will reduce demand for the Company’s products and may have an adverse impact on the Company’s business, operating results and financial condition.

CANNABIS SATIVA, INC.

Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2022 and 2021

CANNABIS SATIVA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

	September 30,	December 31,
	2022	2021
ASSETS
Current Assets
Cash	$214,530	$194,060
Investment in equity securities, at fair value	613,477	208,540

Total Current Assets	828,007	402,600

Other Assets
Right of use asset	43,485	—
Property and equipment, net	2,777	1,974
Intangible assets, net	196,864	320,806
Goodwill	1,837,202	1,837,202

Total Assets	$2,908,335	$2,562,582

LIABILITIES AND STOCKHOLDER’S EQUITY

Current Liabilities
Accounts payable and accrued expenses	$142,052	$95,031
Operating lease liability, current	28,263	—
Accrued interest - related parties	16,324	204,613
Convertible note payable	104,250	—
Notes payable to related parties	87,540	1,218,038

Total Current Liabilities	378,429	1,517,682

Long-term liabilities
Operating lease liability, long term	15,222	—
Stock payable	206,946	—

Total Liabilities	600,597	1,517,682

Commitments and contingencies (Notes 6 and 8)

Stockholders’ Equity:
Preferred stock $0.001 par value; 5,000,000 shares authorized;
695,708 and 777,654 issued and outstanding, respectively	696	778
Common stock $0.001 par value; 495,000,000 shares authorized;
44,870,655 and 30,746,865 shares issued and outstanding, respectively	44,871	30,748
Additional paid-in capital	80,905,557	79,151,240
Accumulated deficit	(79,984,982)	(79,475,968)

Total Cannabis Sativa, Inc. Stockholders’ Equity (Deficit)	966,142	(293,202)

Non-Controlling Interests	1,341,596	1,338,102

Total Stockholders’ Equity	2,307,738	1,044,900

Total Liabilities and Stockholders’ Equity	$2,908,335	$2,562,582

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANNABIS SATIVA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Revenues	$383,079	$463,040	$1,262,868	$1,452,279

Cost of Revenues	149,943	174,814	479,173	553,236

Gross Profit	233,136	288,226	783,695	899,043

Operating Expenses
Professional fees	208,515	132,315	419,923	453,236
Depreciation and amortization	39,440	42,700	124,147	128,463
Wages and salaries	188,622	179,136	559,533	516,534
Advertising	1,599	47,044	33,128	280,475
General and administrative	177,658	259,451	534,022	855,637

Total Operating Expenses	615,834	660,646	1,670,753	2,234,345

Loss from Operations	(382,698)	(372,420)	(887,058)	(1,335,302)

Other (Income) and Expenses
Unrealized (gain) loss on investment	(300,295)	758,340	(404,937)	532,855
(Gain) loss on sale of investment securities	—	237	—	(8,793)
Interest expense	4,228	17,854	23,399	49,884

Total Other (Income) Expenses, Net	(296,067)	776,431	(381,538)	573,946

Loss Before Income Taxes	(86,631)	(1,148,851)	(505,520)	(1,909,248)

Income Taxes	—	—	—	—

Net Loss From Continuing Operations	(86,631)	(1,148,851)	(505,520)	(1,909,248)

Net Income (Loss) from Discontinued Operations
Operating loss on discontinued operations	—	—	—	(234,205)
Gain on sale of subsidiaries	—	—	—	164,736

Net Income (Loss) from Discontinued Operations	—	—	—	(69,469)

Net Loss	(86,631)	(1,148,851)	(505,520)	(1,978,717)

Loss attributable to non-controlling interest - GK Manufacturing	—	—	—	(114,467)
Loss attributable to non-controlling interest - iBudTender	—	—	—	(1,614)
Income (loss) attributable to non-controlling interest - PrestoCorp	(19,073)	2,721	3,494	169,434

Net Loss for the Period Attributable To Cannabis Sativa, Inc.	$(67,558)	$(1,151,572)	$(509,014)	$(2,032,070)

Net Loss for the Period per Common Share: Basic & Diluted
From continuing operations	$(0.00)	$(0.04)	$(0.01)	$(0.07)
From discontinued operations	0.00	0.00	0.00	0.00
Total	$(0.00)	$(0.04)	$(0.01)	$(0.07)

Weighted Average Common Shares Outstanding:
Basic & Diluted	44,787,896	29,685,756	35,674,130	28,880,938

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANNABIS SATIVA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021- UNAUDITED

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Non-controlling Interest -	Non- controlling Interest -	Non-controlling Interest - GK
	Shares	Amount	Shares	Amount	Capital	Deficit	Prestocorp	iBudTender	Manufacturing	Total
Balance - July 1, 2021	926,957	$927	29,110,789	$29,112	$78,549,797	$(77,908,837)	$1,360,511	$—	$—	$2,031,510
Conversion of Preferred to Common	(180,094)	(180)	180,094	180	—	—	—	—	—	—
Shares issued for services	78,126	78	570,029	569	310,466	—	—	—	—	311,113
Net loss for the period	—	—	—	—	—	(1,151,572)	2,721	—	—	(1,148,851)

Balance - September 30, 2021	824,989	$825	29,860,912	$29,861	$78,860,263	$(79,060,409)	$1,363,232	$—	$—	$1,193,772

Balance - July 1, 2022	815,884	$816	44,750,479	$44,751	$80,905,557	$(79,917,424)	$1,360,669	$—	$—	$2,394,369
Conversion of preferred to common (1:1)	(120,176)	(120)	120,176	120	—	—	—	—	—	—
Net income (loss) for the period	—	—	—	—	—	(67,558)	(19,073)	—	—	(86,631)

Balance - September 30, 2022	695,708	$696	44,870,655	$44,871	$80,905,557	$(79,984,982)	$1,341,596	$—	$—	$2,307,738

Balance - January 1, 2021	1,090,128	$1,090	27,453,178	$27,455	$77,660,014	$(77,028,339)	$1,193,798	$47,264	$(263,067)	$1,638,215
Conversion of preferred to common	(468,166)	(468)	468,166	468	—	—	—	—	—	—

Cash proceeds from sale of stock	—	—	10,466	10	4,990	—	—	—	—	5,000
Shares issued for services	203,027	203	1,984,658	1,984	1,215,203	—	—	—	—	1,217,390
Cancellation of shares issued for services	—	—	(55,556)	(56)	(19,944)	—	—	—	—	(20,000)
Sale of non controlling interest	—	—	—	—	—	—	—	(45,650)	377,534	331,884
Net income (loss) for the period	—	—	—	—	—	(2,032,070)	169,434	(1,614)	(114,467)	(1,978,717)
Balance - September 30, 2021	824,989	$825	$29,860,912	$29,861	$78,860,263	$(79,060,409)	$1,363,232	$—	$—	$1,193,772

Balance - January 1, 2022	777,654	$778	30,746,865	$30,748	$79,151,240	$(79,475,968)	$1,338,102	$—	$—	$1,044,900
Conversion of preferred to common (1:1)	(252,056)	(252)	252,056	252		—	—	—	—	—
Conversion of preferred to common (19:1)	(288,223)	(288)	5,476,237	5,476	(5,188)	—	—	—	—	—
Shares issued for services	458,333	458	1,306,242	1,306	348,743	—	—	—	—	350,507
Shares issued in consideration of notes and accrued interest payable	—	—	7,089,255	7,089	1,410,762	—	—	—	—	1,417,851
Net income (loss) for the period	—	—	—	—	—	(509,014)	3,494	—	—	(505,520)

Balance - September 30, 2022	695,708	$696	44,870,655	$44,871	$80,905,557	$(79,984,982)	$1,341,596	$—	$—	$2,307,738

The accompanying notes are an integral part of these consolidated financial statements.

CANNABIS SATIVA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the nine months ended September 30,	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(505,520)	$(1,978,717)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Unrealized (gain) loss on investment	(404,937)	532,855
Gain on sale of investment securities	—	(8,793)
Gain on sale of subsidiaries	—	(164,736)
Depreciation and amortization	124,147	145,415
Stock issued for services	350,507	1,197,390
Stock payable for services	206,946	—
Note payable issued for services	45,000	—
Write off of abandoned equipment	583	—
Changes in Assets and Liabilities:
Accounts receivable	—	(6,447)
Inventories	—	27,499
Prepaid consulting and other current assets	—	(4,933)
Accounts payable and accrued expenses	47,020	32,927
Accrued interest - related parties	15,524	45,350
Customer deposits	—	1,341
Net Cash Used in Operating Activities	(120,730)	(180,849)

Cash Flows from Investing Activities:
Cash purchase of equipment	(1,590)	—
Cash transferred on sale of non-controlling interest	—	(21,321)
Proceeds from sale of subsidiaries	—	44,017
Net Cash Provided by (Used in) Investing Activities	(1,590)	22,696

Cash Flows from Financing Activities:
Proceeds from sale of stock	—	5,000
Proceeds from advances from related parties	—	48,083
Proceeds from related parties notes payable, net	38,540	48,000
Proceeds from convertible note payable	104,250	—
Net Cash Provided by Financing Activities	142,790	101,083

NET CHANGE IN CASH	20,470	(57,070)

CASH AT BEGINNING OF PERIOD	194,060	322,107

CASH AT END OF PERIOD	$214,530	$265,037

Supplemental Disclosures of Non Cash Activities:
Noncash investing and financing activities:
Shares issued in consideration of notes and interest payable	$1,417,851	$—
Operating lease liability from acquiring right to use asset	$56,595	$—
Sale of Minority Interests Stock Received	$—	$600,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

1. Organization and Summary of Significant Accounting Policies

Nature of Business:

Cannabis Sativa, Inc. (the “Company,” “us”, “we” or “our”) was incorporated as Ultra Sun Corp. under the laws of Nevada in November 2004. On November 13, 2013, we changed our name to Cannabis Sativa, Inc. We operate through several subsidiaries including:

•	PrestoCorp, Inc. (“PrestoCorp”)
•	Wild Earth Naturals, Inc. (“Wild Earth”)
•	Kubby Patent and Licenses Limited Liability Company (“KPAL”)
•	Hi Brands, International, Inc. (“Hi Brands”)
•	Eden Holdings LLC (“Eden”).
•	iBudtender, Inc. (“iBud”) – through April 2021
•	GK Manufacturing and Packaging, Inc. (“GKMP”) - through April 2021

PrestoCorp is a 51% owned subsidiary and until April 22, 2021, GKMP and iBud were 51% and 50.1% owned subsidiaries. Wild Earth, KPAL, Hi Brands, and Eden are wholly owned subsidiaries. At December 31, 2021, PrestoCorp is the sole operating subsidiary. Until sale of the Company’s interest in April 2021, GKMP and iBud tender were operating subsidiaries although iBud was not generating any revenue.

Our primary operations for the years ended December 31, 2021 and through September 30, 2022 were through PrestoCorp, which provides telemedicine online referral services for customers desiring medical marijuana cards in states where medical marijuana has been legalized. The Company is actively seeking new business opportunities for acquisition and is continually reviewing opportunities for product and brand development through our Wild Earth, Hi Brands, and KPAL subsidiaries.

Basis of Presentation

Operating results for the three and nine months ended September 30, 2022 may not be indicative of the results expected for the full year ending December 31, 2022. For further information, refer to the financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

The interim financial statements should be read in conjunction with audited financial statements and related footnotes set forth in our annual report filed on Form 10-K for the year ended December 31, 2021, as filed with the United States Securities and Exchange Commission on April 14, 2022.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2022, and its results of operations, cash flows, and changes in stockholders’ equity for the three and nine months ended September 30, 2022. The financial statements do not include all of the information and notes required by accounting principles generally accepted in the United States (‘GAAP”) for complete financial statements.

Principles of Consolidation:

The condensed consolidated financial statements include the accounts of Cannabis Sativa, Inc. (the “Company” or “CBDS”), and its wholly-owned subsidiaries and PrestoCorp, a 51% owned subsidiary. On April 22, 2021, we sold our interests in two companies in which the Company had majority control, iBud and GKMP. These condensed consolidated financial statements include operations of iBud and GKMP through April 22, 2021. All significant inter-company balances have been eliminated in consolidation.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

Going Concern:

The Company has an accumulated deficit of $79,984,982 at September 30, 2022, which, among other factors, raises substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they are due.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions by management affect the allowance for doubtful accounts, the carrying value of long-lived assets (including goodwill and intangible assets), the provision for income taxes and related deferred tax accounts, certain accrued liabilities, revenue recognition, contingencies, and the value attributed to stock-based awards.

Net Loss per Share:

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period and contains no dilutive securities. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Potentially dilutive shares are excluded from the calculation of diluted net loss per share because the effect is anti-dilutive. For the three and nine months ended September 30, 2022 and 2021, the Company had 175,000 and 175,000 outstanding warrants, respectively, and 695,708 and 824,989 shares of convertible preferred stock, respectively, that would be dilutive to future periods net income if converted.

Recent Accounting Pronouncement:

Accounting Standards Updates Adopted

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and with early adoption permitted. Early adoption of this update had no impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

2. Intangibles and Goodwill

The Company considers all intangibles to be definite-lived assets with lives of 5 to 10 years. Intangibles consisted of the following at September 30, 2022 and December 31, 2021:

	September 30,	December 31,
	2022	2021
CBDS.com website (Cannabis Sativa)	$13,999	$13,999
Intellectual Property Rights (PrestoCorp)	240,000	240,000
Patents and Trademarks (KPAL)	1,281,411	1,281,411
Total Intangibles	1,535,410	1,535,410
Less: Accumulated Amortization	(1,338,546)	(1,214,604)
Net Intangible Assets	$196,864	$320,806

Amortization expense for each of the three and nine months ended September 30, 2022 and 2021 were $39,372 (2021: $42,285) and $123,942 (2021: $126,855), respectively.

Amortization of intangibles through 2027 is:

October 1, 2022 to September 30, 2023	$151,686
October 1, 2023 to September 30, 2024	40,742
October 1, 2024 to September 30, 2025	932
October 1, 2025 to September 30, 2026	932
October 1, 2026 to September 30, 2027	932

Goodwill in the amount of $3,010,202 was recorded as part of the acquisition of PrestoCorp that occurred on August 1, 2017. Cumulative impairment of the PrestoCorp goodwill totals $1,173,000 as of September 30, 2022 and December 31, 2021. The balance of goodwill at September 30, 2022 and December 31, 2021 was $1,837,202.

3. Sale of Majority Owned Subsidiaries and Discontinued Operations

On April 22, 2021, the Company sold its majority interests in GKMP (51%) and iBud (50.1%) to THC Farmaceuticals, Inc. (“CBDG”). In consideration of the transaction, the Company received 1,500,000 shares of CBDG common stock and 1,500,000 shares of CBDG preferred stock. The Company’s Chief Executive Officer and Chairman of the Board, David Tobias is a Director of CBDG. Shares of CBDG common stock are traded on the OTC Pink Sheets Market.

The sale of the Company’s majority interests was undertaken to allow the Company to focus on its other operating subsidiary, PrestoCorp, to focus on capital formation for expansion of PrestoCorp, and to pursue other opportunities. At the time of the sale, iBud was inactive and GKMP had not yet achieved positive cash flow from operations.

On the closing date of the sale, CBDG common shares closed at $0.20 per share, for a fair value of $300,000. The CBDG preferred stock received is convertible into CBDG common stock on a one for one basis and has no other rights or preferences that distinguish it from the common stock and are convertible at any time by the Company. Management determined that the shares of preferred stock received are equivalent to CBDG’s common stock and valued the preferred shares at the same rate. In the aggregate, the total shares of CBDG stock received were valued at $600,000 on the date of the sale.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

During the nine months ended September 30, 2021, the Company recognized a gain on sale of subsidiaries of $164,470 which represented the value of the consideration received consisting of the value of CBDG’s shares plus the carrying value of the subsidiaries’ non-controlling interest reduced by the net asset of each subsidiary:

Consideration received:
Common stock of CBDG, fair value	$300,000
Preferred stock of CBDG, fair value	300,000
Total consideration	600,000

Non-controlling interests	(331,884)

Net assets of subsidiaries on date of disposition:
GKMP	112,350
iBud	(8,970)
Net assets	103,380
Gain on sale of subsidiaries	$164,736

As a result of the sale, the Company has discontinued its operations for both subsidiaries. Summaries of the discontinued operations of GKMP and iBud for the period January 1, 2021 to September 30, 2021 are provided below.

January 1 to
September 30,
Discontinued Operations	2021
REVENUE	75,866
Cost of revenues	91,316
Gross profit	(15,450)
EXPENSES
Depreciation and amortization	5,861
Wages and salaries	106,224
Advertising	1,693
General and administrative	102,833
Interest expense	2,144
Total expenses	218,755
NET LOSS FROM DISCONTINUED OPERATIONS	(234,205)

GKMP and iBud generated losses from operations during the periods they were operated by the Company. The sale of our interests in GKMP and iBud was to allow management to devote more resources to PrestoCorp.

4. Related Party Transactions

In addition to items disclosed in Notes 3 and 7, the Company had additional related party transactions during the three and nine months ended September 30, 2022 and 2021.

The Company has received funds from borrowings on notes payable and advances from related parties and officers of the Company to cover operating expenses. Related parties include the officers and directors of the Company and a significant shareholder holding in excess of 10% of the Company’s outstanding shares.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

During the nine months ended September 30, 2022, David Tobias loaned $38,540 cash to the Company for notes payable bearing interest at the rate of 5% per annum due on December 31, 2022. In the nine months ended September 30, 2022, the Company and Cathy Carroll, director, entered into a note payable for $45,000 for compensation due her for services. Ms. Carroll’s note bears interest at 5% per annum and is due December 31, 2022.

During the three and nine months ended September 30, 2022 and 2021, the Company recorded interest expense related to notes payable to related parties at the rates between 5% and 8% per annum in the amounts of $4,228 (2021: $17,854) and $23,399 (2021: $49,884), respectively.

The following tables reflect the related party notes payable balances.

	Related party notes	Accrued interest	Total
	September 30, 2022
David Tobias, CEO & Director	$38,540	$12,482	$51,022
New Compendium, greater than 10% Shareholder	-	1,906	1,906
Cathy Carroll, Director	45,000	986	45,986
Other Affiliates	4,000	950	4,950
Totals	$87,540	$16,324	$103,864

	Related party notes	Accrued interest	Total
	December 31, 2021
David Tobias, CEO & Director	$986,538	$169,057	$1,155,595
New Compendium, greater than 10% Shareholder	152,500	27,688	180,188
Cathy Carroll, Director	75,000	7,068	82,068
Other Affiliates	4,000	800	4,800
Totals	$1,218,038	$204,613	$1,422,651

During the nine months ended September 30, 2022, the Company issued 7,089,255 shares of common stock in settlement of $1,214,038 in related party notes payable and $203,813 in accrued interest attributable to these notes. The fair value of the shares issued approximated the carrying value of the notes and interest payable.

In the three and nine months ended September 30, 2022 and 2021, the Company incurred approximately $-0- (2021: $27,778) and $26,389 (2021: $83,334), respectively, for consulting services from a nephew of the Company’s president. The services for the three and nine months ended September 30, 2022 and 2021 were paid in shares of the Company’s common stock. These amounts are included in the statements of operations in general and administrative expenses.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

5. Investments

At September 30, 2022 and December 31, 2021, the Company owns 8,238,769 shares respectively, of common stock of Medical Cannabis Payment Solutions (ticker: REFG). At September 30, 2022 and December 31, 2021, the fair value of the investment in REFG was $16,477 and $25,540, respectively. The Company recognized a gain (loss) on the change in fair value of $3,295 (2021: ($71,940)) and ($9,063) (2021: ($83,155)) during the three and nine months ended September 30, 2022 and 2021, respectively.

In 2021, the Company received 1,500,000 shares of common stock and 1,500,000 shares of preferred stock of THC Pharmaceuticals Inc. (ticker: CBDG). The CBDG shares were received as consideration for the sale of the Company’s majority interest in iBud and GKMP in the year ended December 31, 2021. On the date of sale, the shares were valued at fair value which was $0.20 per share or 600,000 in the aggregate. See Note 4. The Company’s Chief Executive Officer and Chairman of the Board, David Tobias is a Director of CBDG.

The Company’s investment in CBDG represents 15% of CBDG’s voting shares on a fully diluted basis which, coupled with Mr. Tobias’ position as a director and his individual investment in CBDG, results in the Company having significant influence over CBDG. The Company elected to account for its investment in CBDG at fair value because the Company does not intend to hold the investment for a long period of time and the shares are readily marketable. The fair value of the Company’s investment at September 30, 2022 and December 31, 2021 was $597,000 and $183,000 resulting in a gain (loss) of $297,000 (2021: ($686,400)) and $414,000 (2021: ($213,000)) for the change in fair value during the three and nine months ended September 30, 2022 and 2021, respectively.

6. Convertible Note Payable

On August 25, 2022, the Company entered into an agreement with 1800 Diagonal Lending, LLC (“Diagonal”) whereby the Company issued convertible note to Diagonal with a principal amount of $104,250. The note bears interest at 10% and has a term of one year when payment of principal and interest is due. After 180 days, the note is convertible into shares of the Company’s common stock the number of which is determined by dividing the principal balance outstanding by 65% of the lowest trading price of the Company’s stock during the five previous trading days before the date of the conversion.

7. Stockholders’ Equity

Change in Authorized Shares

The Company increased the number of authorized common shares the Company is authorized to issue to 495,000,000. This change in capital structure was approved without a meeting by the consent of the shareholders holding a majority of the common stock outstanding and Articles of Amendment were filed with the State of Nevada on August 8, 2022.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

Securities Issuances

During the nine months ended September 30, 2022, shares of common stock and preferred stock were issued to related and non-related parties for the purposes indicated, as follows:

	Share Issuances in the Nine Months Ended September 30, 2022
Services	Common	Preferred	Value
Related Parties
David Tobias, Officer, Director	-	458,333	$90,000
Brad Herr, Officer, Director	458,333	-	90,000
Robert Tankson, Director	28,646	-	5,625
Trevor Reed, Director	28,646	-	5,625
Total related party issuances	515,625	458,333	191,250
Non-related party issuances	790,617	-	159,257
Total shares for services	1,306,242	458,333	350,507
Shares issued in consideration of notes and accrued interest - related parties	7,089,255	-	1,417,851
Conversion of preferred to common (1:1)	252,056	(252,056)	-
Conversion of preferred to common (19:1)	5,476,237	(288,223)	-
Aggregate Totals	14,123,790	(81,946)	$1,768,358

During the nine months ended September 30, 2021, shares of common stock and preferred stock were issued to related and non-related parties for the purposes indicated, as follows:

	Share Issuances in the Nine Months Ended September 30, 2021
Services	Common	Preferred	Value
Related Parties
David Tobias, Officer, Director	-	203,027	$112,500
Brad Herr, Officer, Director	338,376	-	187,500
Robert Tankson, Director	43,378	-	23,711
Cathy Carroll, Director	203,027		112,500
Trevor Reed, Director	33,838	-	18,750
Total related party issuances	618,619	203,027	454,961
Non-related party issuances	1,366,039	-	762,429
Total shares for services	1,984,658	203,027	1,217,390
Preferred stock converted to common	468,166	(468,166)	-
Issuance for cash	10,466	-	5,000
Shares cancelled	(55,556)	-	(20,000)
Aggregate Totals	2,407,734	(265,139)	$1,202,390

During the nine months ended September 30, 2021, the Company cancelled shares that had been returned after it was determined the shares have been erroneously issued to a vendor in 2020.

During the nine months ended September 30, 2022, two preferred shareholders agreed to convert an aggregate of 288,223 shares of preferred stock into 5,476,237 shares of common stock. The Company requested the shareholders to convert to simplify its capital structure in contemplation of a proposed merger (see Note 9, Other Matters - Merger). The conversion rate was determined on various factors, including recent market price of the Company’s common stock and the proposed merger. The conversion rate differed from the original conversion rate resulting in a deemed dividend to the preferred shareholders of $25,940 which is the fair value of the common stock issued less the carrying value of the preferred shares that were converted. The dividend had $nil impact on net loss per share for the three and nine months ended September 30, 2022.

CANNABIS SATIVA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three and Nine Months Ended September 30, 2022 and 2021

Stock payable at September 30, 2022 consists of 475,737 preferred shares and 535,205 common shares owed to members of the board of directors for directors fees and contract services.  These shares were valued at $85,000 based on the market price of the Company’s common stock at the date of board authorization.  An additional 1,482,044 common shares were owed to various non-related vendors at September 30, 2022 valued at $121,946 based on the market price of the Company’s common stock at the date of board authorization.

8. Commitments and Contingencies

Leases.

PrestoCorp leased office space through WeWork in New York on a month-to-month arrangement. On April 12, 2022, PrestoCorp signed a new lease in New York with Spaces for a two-year term at $2,590 per month expiring in April 2024. Rent expense for the three months ended September 30, 2022 and 2021 was $-0- and $10,739, respectively, and for the nine months ended September 30, 2022 and 2021 was $21,325 and $20,219, respectively. Upon signing the lease with Spaces, the Company recognized a lease liability and a right of use asset of $56,595 using a discount rate of 10%. The future lease payments under the new lease are as follows:

From October 1, 2022 to September 30, 2023	$31,080
From October 1, 2023 to September 30, 2024	15,540
Less imputed interest	(3,135)
Net lease liability	43,485
Current Portion	(28,263)
Long-term portion	$15,222

Litigation.

In the ordinary course of business, we may face various claims brought by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property disputes, contractual disputes and other commercial disputes. Any of these claims could subject us to litigation. As of September 30, 2022, no claims are outstanding.

9. Other Matters - Merger

On August 8, 2022, the Company entered into a Merger Agreement (the “Merger Agreement”) with MJ Harvest, Inc. (“MJHI”). Pursuant to the Merger Agreement, MJHI will merge with and into the Company and the Company will be the surviving corporation in the Merger. The Merger is expected to be consummated once the shareholders of the Company and the shareholders of MJHI approve the Merger which management expects will be completed early in the fourth quarter of calendar year 2022. The terms of the Merger Agreement are summarized below:

•The name of the surviving company in the Merger will be Cannabis Sativa, Inc.

•Each share of MJHI common stock outstanding on the effective date of the Merger will be converted into 2.66 shares of CBDS Common Stock.

•The Merger is subject to majority approval of the shareholders of both MJHI and CBDS.

•The shareholders of MJHI and CBDS will have rights to dissent from the Merger, and, if the notice of dissent is properly given, the dissenting shareholders may be paid fair value for such dissented shares.

•The Board of Directors of the surviving company following the Merger is intended to consist of Patrick Bilton, Brad Herr, Randy Lanier, Clinton Pyatt, and David Tobias.

•The Executive Officers of the Company following the Merger are intended to include Patrick Bilton - Chief Executive Officer and Clinton Pyatt - Chief Operating Officer.

•The Merger Agreement includes representations and warranties, covenants, and conditions for MJHI and CBDS as are customary for transactions of this nature.

•No brokerage fees are payable in connection with the Merger.

•If majority shareholder approval of the merger is not obtained, the Merger will not occur, and the Merger Agreement will be terminated.

•All costs and expenses in connection with the Merger transactions will be borne by CBDS, except that MJHI will be responsible for expenses of its own legal counsel and auditing costs.

MJ HARVEST, INC.

Consolidated Financial Statements For The Years Ended May 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of MJ Harvest, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MJ Harvest, Inc. (the "Company")  as of May 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has continuing losses and accumulated deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assure CPA, LLC

We have served as the Company's independent auditor since 2016.

Spokane, Washington

September 23, 2022

MJ HARVEST, INC.

CONSOLIDATED BALANCE SHEETS

MAY 31, 2022 AND 2021

	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,887	$123,319
Inventory	197,059	28,159
Prepaids and other current assets	20,225	—
Total current assets	258,171	151,478
Investments in equity securities, at cost	3,091,666	1,000,000
Equipment, net	36,636	10,839
Right to use asset	287,716	—
Finite-lived intangible assets	110,834	125,834
Indefinite-lived intangible assets	6,000	6,000

Total Assets	$3,791,023	$1,294,151

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$240,649	$103,815
Accounts payable to related parties	278,207	77,779
Lease liability - current portion	46,761	—
Convertible note payable, net of discount	107,586	—
Notes payable, net of discount	—	350,000
Total current liabilities	673,203	531,594
Common stock payable	128,785	100,000
Accounts payable to related parties - long-term	150,000	—
Lease liability - long-term	247,366	—
Advance from non-related party	50,000	—
Advances from related parties	1,821,482	1,317,982
Total Liabilities	3,070,836	1,949,576

COMMITMENTS AND CONTINGENCIES (Note 4 and 13)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, par value $0.0001 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.0001 par value per share, 100,000,000 shares authorized, 33,574,436 and 25,302,122 issued and outstanding respectively	3,357	2,530
Additional paid-in capital	12,690,871	8,440,302
Accumulated deficit	(11,974,041)	(9,098,257)
Total Stockholders' Equity (Deficit)	720,187	(655,425)
Total Liabilities and Stockholders' Equity (Deficit)	$3,791,023	$1,294,151

The accompanying notes are an integral part of these consolidated financial statements.

MJ HARVEST, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MAY 31, 2022 AND 2021

	2022	2021
REVENUE	$172,825	$89,186
COST OF REVENUE	185,852	40,454
Gross profit (loss)	(13,027)	48,732
OPERATING EXPENSES:
Officer and director compensation	663,800	535,000
General and administrative	677,677	107,546
Professional fees and contract services	515,792	430,656
Total operating expenses	1,857,269	1,073,202
NET OPERATING LOSS FROM CONTINUING OPERATIONS	(1,870,296)	(1,024,470)
NON-OPERATING EXPENSES
Interest expense	(777,732)	(378,442)
Loan financing fees	(227,756)	(2,906,000)
Impairment on investment	—	(592,800)
Total non-operating expenses	(1,005,488)	(3,877,242)
NET LOSS FROM CONTINUING OPERATIONS	(2,875,784)	(4,901,712)
LOSS FROM DISCONTINUED OPERATIONS
Operating loss from discontinued operations	—	(4,151)
Loss on discontinued operations	—	(10,000)
Total loss from discontinued operations	—	(14,151)
NET LOSS	$(2,875,784)	$(4,915,863)
NET LOSS PER COMMON SHARE - Basic and diluted
From continuing operations	(0.09)	(0.21)
From discontinued operations	—	(0.00)
Total	$(0.09)	$(0.21)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Basic and diluted	31,188,055	23,262,759

The accompanying notes are an integral part of these consolidated financial statements.

MJ HARVEST, INC.

 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED MAY 31, 2022 AND 2021

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

BALANCES, May 31, 2020	22,892,874	$2,289	$3,763,374	$(4,182,394)	$(416,731)

Cancellation of shares related to Elevated	(1,300,000)	(130)	(336,745)		(336,875)
Share based compensation	989,248	99	358,145	—	358,244
Shares issued for loan financing fee	1,200,000	120	1,799,880	—	1,800,000
Warrants issued for loan financing fee	—	—	1,883,000	—	1,883,000
Shares issued for investment in PPK	1,520,000	152	972,648	—	972,800
Net loss	—	—	—	(4,915,863)	(4,915,863)

BALANCES, May 31, 2021	25,302,122	2,530	8,440,302	(9,098,257)	(655,425)

Share based compensation	1,334,055	133	560,840	—	560,973
Shares issued for common stock payable	400,000	40	99,960	—	100,000
Shares issued for investments in equity securities	6,538,259	654	2,091,012	—	2,091,666
Beneficial conversion feature associated with convertible note payable	—	—	1,498,757	—	1,498,757
Net loss	—	—	—	(2,875,784)	(2,875,784)

BALANCES, May 31, 2022	33,574,436	$3,357	$12,690,871	$(11,974,041)	$720,187

The accompanying notes are an integral part of these consolidated financial statements.

MJ HARVEST, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,875,784)	$(4,915,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,041	33,165
Share based compensation	560,973	358,244
Advances from related party for services	280,000	280,000
Common stock payable for compensation	128,785	—
Loss on discontinued operation	—	10,000
Amortization of note payable discount	657,587	350,000
Loan financing fees	227,756	2,906,000
Impairment of investment in PPK	—	592,800
Changes in operating assets and liabilities:
Inventory	7,773	4,681
Prepaids and other current assets	(20,225)	39,216
Accounts payable and accrued liabilities	143,245	5,954
Accounts payable to related parties	142,917	77,779
NET CASH (USED IN) OPERATING ACTIVITIES	(726,932)	(258,024)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	—	(6,000)
Payment made to Elevated in unwinding	—	(10,000)
Convertible note receivable issued to PPK	—	(620,000)
NET CASH (USED) IN INVESTING ACTIVITIES	—	(636,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,271,000	810,000
Financing fees paid in cash	—	(33,000)
Payments on notes payable	(900,000)	—
Proceeds from advances from related parties	258,500	208,000
Payments on advances from related parties	(35,000)	—
Proceeds from advances from non-related parties	50,000	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	644,500	985,000

NET CHANGE IN CASH AND CASH EQUIVALENTS	(82,432)	90,976
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	123,319	32,343
CASH AND CASH EQUIVALENTS END OF YEAR	$40,887	$123,319

Supplemental disclosure of cash flow information
Cash paid for interest	$107,236	$20,700
Non cash financing and investing activities:
Cancellation of common stock returned by Elevated	—	336,875
Common stock issued for investments	2,091,666	972,800
Beneficial conversion feature associated with note payable	1,498,757	—
Conversion of PPK note receivable to investment in PPK	—	620,000
Common stock issued for stock payable	100,000	—
Inventory purchased with accounts payable - related parties	176,673	—
Equipment purchased with accounts payable - related parties	30,838	—
Right to use asset acquired with lease liability	308,127	—

`

The accompanying notes are an integral part of these consolidated financial statements.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MJ Harvest, Inc. (the “Company”) develops, acquires, and distributes agricultural and horticultural tools and implements for sale primarily to growers and operators in the hemp and cannabis retail industry. The Company owns 100% of G4 Products LLC, (“G4”) which owns intellectual property for a patented manual debudder product line marketed under the Original 420 Brand as the Debudder Bucket Lid and Edge. The Company also owns 100% of AgroExports LLC (“Agro”) which serves as the domestic and international distribution arm for sales of agricultural and horticultural tools and implements. The Company operates its sales portal website, www.procannagro.com, for online sales of its products.

In 2019, the Company formed AgroExports.CA ULC (“Agro Canada”), a wholly owned Canadian subsidiary in order to facilitate online payments from sales in Canada. Sales in Canada are currently serviced through a fulfillment center in Toronto. In 2021, the Company formed Country Cannabis, Inc. (“CCCO”), a wholly owned Colorado subsidiary that operates a cannabis manufacturing facility in Colorado which became active in the latter half of the year ended May 31, 2022. CCCO is in the process of acquiring cannabis licenses for the manufacture and distribution of products containing THC and/or THC derivatives. Pending transfer of the licenses, the Company is operating the Colorado facility pursuant to a license agreement with a third party from whom the Company leases its Colorado processing facility.

In the year ending May 31, 2021, the Company expanded its focus to include a minority investment interest in PPK Investment Group, Inc. (“PPK”) a vertically integrated cannabis company in Oklahoma that operates as a grower, harvester, processor, manufacturer and distributor of the Country Cannabis Brand of cannabis products. The Company has continued to expand its cannabis focus in the current year with new investments in WDSY LLC and BLIP Holdings LLC, owners of the Weedsy and BLVK brands, respectively. These investments represent a shift in focus from an agricultural implements based business to a broader cannabis industry focus.

In the current year ending May 31, 2022, the Company, through its subsidiary CCCO, expanded its business through acquisition cannabis manufacturing and distribution licenses in Colorado and currently operates in leased premises in Denver Colorado. The Company also entered into an agreement to acquire cannabis manufacturing and distribution licenses in California which was finalized in July 2022. With these additional acquisitions, the Company continues its shift in focus toward manufacture of products containing THC and CBD and toward product distribution in the states of Colorado and California.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is May 31.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries Agro, G4, Agro Canada and CCCO. All intercompany transactions have been eliminated. Subsidiaries are consolidated from the date of acquisition, that being the date on which the Company has the power to govern financial and operating policies of the entities acquired. The financial statements of the subsidiaries are reported for the same reporting period as the parent, using consistent accounting policies in all material respects.

Going Concern

The Company has an accumulated deficit on May 31, 2022 of $11,974,041 and negative working capital of $415,032 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Additional acquisitions and business opportunities are now under consideration. Management intends to finance operating costs over the next twelve months with cash flows from operations, private placement or public offering of common stock or debt instruments, and when necessary, advances from directors and officers. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Share based compensation for services, impairment of investments and other long-lived assets, amortization of intangible assets, and income taxes are subject to estimates. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform prior periods’ amounts to the current presentation. These reclassifications have no effect on the results of operations, stockholders’ equity (deficit) and cash flows as previously reported.

New Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB") issued ASU No. 2020-06 Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles to certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. The Company will adopt the update as of July 1, 2022 and does not expect a significant impact to our consolidated financial statements or disclosures.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The update is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt the update as of July 1, 2023 and does not expect a significant impact to our consolidated financial statements or disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Fair Value Measurements

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At May 31, 2022 and 2021, the Company did not have any assets or liabilities that were measured at a fair value on a recurring basis.

Financial Instruments

The carrying amounts of cash and cash equivalents, investment in equity securities and advances from related parties approximate their fair value as of May 31, 2022 and 2021. At May 31, 2021, the principal balance of notes payable also approximates their fair value due to the short term of the notes. At May 31, 2022, the fair value of the principal balance of the convertible note payable was approximately $2.4 million based on the number of shares into which the

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investments

Equity securities are generally measured at fair value. Unrealized gains and losses for equity securities are included in earnings. Investments in which the Company concludes it does not have the ability to exercise significant influence are accounted for under the cost less impairment method. Upon sale of an equity security, the realized gain or loss is recognized in earnings.

Investments in companies for which the Company has the ability to exercise significant influence but do not control are accounted for under the equity method.

Under the cost less impairment method, if an equity security does not have a readily determinable fair value, the Company may elect to measure the security at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. At the end of each reporting period, the Company reassesses whether an equity security without a readily determinable fair value qualifies to be measured at cost minus impairment. The Company also considers whether impairment indicators exist to evaluate whether the investment is impaired and, if so, recognizes an impairment loss if the fair value exceeds the investment’s carrying amount.

Under the equity method of accounting, the Company’s share of the net earnings or losses of the investee are included in other income (expense) in the consolidated statements of operations. At the end of each reporting period, the Company considers whether impairment indicators exist to evaluate whether an equity method investment is impaired and, if so, recognizes an impairment loss if the fair value exceeds the investment’s carrying amount.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less when acquired to be cash equivalents.

Revenue Recognition

The Company generates revenue based on sales of products and revenue is recognized at a point in time when the Company satisfies its performance obligation by shipping products to our customers. Shipments terms are generally FOB origination, and revenue is recognized when the product is delivered to the shipper by our fulfillment centers or, in the case of drop shipments of distributed products, when the products are shipped from the manufacturer. At the time the products are delivered to the shipper, no other performance obligations remain. Revenue is recognized in an amount that reflects the consideration that is received in exchange for the products shipped.

The Company accounts for shipping and handling activities as a fulfillment cost and include fees received for shipping and handling as part of the transaction price. Provision for sales incentives, discounts, and returns and allowances, if applicable, are accounted for as reductions of revenue in the period the related sales are recorded. Sales incentives, discounts and returns and allowances were not material in the periods presented in the accompanying consolidated financial statements. The Company had no warranty costs associated with the sales of its products in the periods presented in the accompanying consolidated statements of operations and no provision for warranty expenses has been included.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost being determined using the average cost method. Manufactured products costs include raw materials, direct labor, quality control testing processing facility overhead costs, and freight. Allowances for obsolete inventory are recognized when the inventory is determined to be unsalable through the normal course of business.

Equipment

Equipment is recorded at historical costs and are depreciated using the straight-line method over estimated useful lives of three to five years. Maintenance, repairs, and minor replacements are expensed as incurred. Gains or losses on disposition or retirement of fixed assets are recognized in operating expenses in the period of disposal.

Accounting for Acquisitions

Business acquisitions are recorded using the acquisition method of accounting and, accordingly, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. After the purchase price has been allocated, goodwill is recorded to the extent the total consideration paid for the acquisition, including the acquisition date fair value of contingent consideration, if any, exceeds the sum of the fair values of the separately identifiable acquired assets and assumed liabilities. Acquisition costs for business combinations are expensed when incurred.

Acquisitions not meeting the accounting criteria to be accounted for as a business combination are accounted for as an asset acquisition. An asset acquisition is recorded at its purchase price, inclusive of acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of acquisition.

The operating results of an acquisition are included in the consolidated statements of operations from the date of acquisition.

The allocation of the purchase consideration for acquisitions can require extensive use of accounting estimates and judgments to allocate the purchase consideration to the assets acquired and liabilities assumed based on their respective fair values. Judgment is required in determining which valuation technique should be applied. Critical estimates in valuing certain identifiable assets include but are not limited to market comparables, expected long-term revenues; future expected operating expenses; cost of capital; assumed attrition rates; and discount rates.

Intangible Assets

Intangible asset amounts are initially recognized at the acquisition date fair values of intangible assets acquired.

Finite-lived intangible assets are amortized over their useful lives. The carrying amounts of finite-lived intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the Company may be unable to recover the asset’s carrying amount.

When there is no foreseeable limit on the period of time over which an intangible asset is expected to contribute to the cash flows of the Company, an intangible asset is determined to have an indefinite life. Indefinite life intangible assets are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

Determination of fair values of intangible asset for impairment assessments require judgment. Significant judgments required to estimate the fair value of intangible assets include determining the appropriate valuation method, identifying market prices for similar type items, estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company utilizes the liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Additionally, deferred tax assets are evaluated, and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. There can be no assurance that the Company’s future operations will produce sufficient earnings so that the deferred tax asset can be fully utilized. The Company currently maintains a full valuation allowance against net deferred tax assets.

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company evaluates its tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. No reserve for uncertain tax positions has been recorded.

Net Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. For the years ended May 31, 2022 and 2021, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	2022	2021
Stock purchase warrants	3,000,000	3,000,000
Convertible notes	9,817,196
	12,817,196	3,000,000

Share-Based Payments

All transactions in which goods or services are received for the issuance of shares of the Company’s common stock are accounted for based on the fair value of the common stock issued and recognized when the board of directors authorizes the issuance.

COVID-19 Coronavirus Pandemic Response and Impact

The 2019 novel strain of coronavirus (“COVID-19”) was characterized as a global pandemic by the World Health Organization on March 11, 2020. We continue to take precautionary measures to mitigate the impact of COVID-19, including implementing operational plans and practices. As long as they are required, the operational practices implemented could continue to have an adverse impact on our operating results due to deferred production and revenues or additional costs. We continue to monitor the rapidly evolving situation and guidance from federal, state, local and foreign governments and public health authorities and may take additional actions based on their recommendations. The extent of the impact of COVID-19 on our business and financial results will also depend on future developments, including the duration and spread of the outbreak and the success of the current vaccination programs and the related impact on prices, demand, creditworthiness and other market conditions and governmental reactions, all of which are highly uncertain.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –EQUIPMENT

At May 31, 2022 and 2021, equipment includes the following:

	May 31,	May 31,
Equipment	2022	2021
Equipment - production molds	$25,109	$25,109
Manufacturing equipment	30,837	—
Less: Accumulated depreciation and amortization	(19,310)	(14,270)
Net equipment	$36,636	$10,839

The manufacturing equipment was acquired near the end of the current fiscal year for the Company’s operations in Cathedral City, California. That location was in the set-up stage as of May 31, 2022 and no depreciation was recorded on the manufacturing assets in the year ended May 31, 2022.

NOTE 3 – INTANGIBLES

At May 31, 2022 and 2021, intangibles assets are:

	May 31,	May 31,
Intangibles	2022	2021
Finite lived intangibles
Patents	$250,000	$250,000
Less: impairment of patents	(100,000)	(100,000)
	150,000	150,000
Less: accumulated amortization	(39,166)	(24,166)
Patents, net	110,834	125,834

Non-compete agreement	—	157,000
Less: impairment of non-compete	—	(107,000)
	—	50,000
Less: accumulated amortization	—	(6,900)
Less: adjustment for discontinued operations	—	(43,100)
Non-compete agreement, net	—	—

Customer relationships	—	826,000
Less: impairment of relationships	—	(551,000)
	—	275,000
Less: accumulated amortization	—	(6,225)
Less: adjustment for discontinued operations	—	(268,775)
Customer relationships, net	—	—
Total finite lived intangibles	110,834	125,834

Indefinite lived intangibles
Domain names	6,000	31,000
Less: adjustment for discontinued operations	—	(25,000)
Total domain names	6,000	6,000
Total intangibles	$116,834	$131,834

Amortization expense for the year ended May 31, 2022 and 2021 was $15,000 and $15,000, respectively (excluding discontinued operations which recorded amortization expense in the year ended May 31, 2021 of $13,125). The patents are amortized over their useful lives of ten years. Amortization of intangibles is expected to be $15,000 for each of the next five years.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company assessed the fair value of the patent rights using an evaluation of expected future revenues and earnings from the intangible patent rights. This assessment resulted in no impairment charge during the years ended May 31, 2022 and 2021.

On October 8, 2019, the patents were issued by the United States Patent and Trademark Office (“USPTO”) on the debudder product and the Company became obligated to pay an additional $100,000 to the inventor under contingent terms of the G4 acquisition agreement. The agreement called for the payment to be in the form of 400,000 shares of the Company’s common stock. The $100,000 was included in the patents’ acquisition value and a common stock payable was established for the contingent payment. During the year ended May 31, 2022, the contingency was resolved and the Company issued the 400,000 shares of common stock.

On May 28, 2021, the Company acquired the domain name, MJHI.com for $6,000. The new domain name matches the Company’s stock symbol and is likely to be easier for customers and other stakeholders to remember. The domain name is an indefinite lived intangible asset and will not be amortized. As of May 31, 2022, there were no indications of impairment of this indefinite lived intangible asset.

NOTE 4 –INVESTMENTS

At May 31, 2022 and 2021, investments are:

	May 31,	May 31,
Investments	2022	2021
PPK Investment Group, Inc.	$2,791,666	$1,000,000
WDSY, LLC	200,000	—
BLIP Holdings, LLC	100,000	—
Total investments	$3,091,666	$1,000,000

PPK

On March 24, 2021, the Company, as lender, closed a loan to PPK Investment Group, Inc. (“PPK”) in the form of a convertible note (“Note”) in the amount of $620,000. The convertible note bore interest at 6% per annum and was due on September 1, 2021. In accordance with its terms, the Company converted the Note on May 19, 2021 into a 6.2% interest in PPK. Upon conversion, the interest accrued of $5,707 through the date of conversion was forgiven.

Upon conversion, a Securities Purchase Agreement dated March 24, 2021 (the “PPK Agreement”) became effective and the Company acquired an additional 3.8% interest in PPK (10% in total) for payment of $380,000 by issuance of 1,520,000 shares of restricted common stock of the Company. The fair value of shares was $972,800 based on the closing price of the Company’s shares of $0.64. The Company determined that the fair value of the 3.8% interest on the conversion date was $380,000 which was the negotiated price between the two parties. Thus, the Company recorded an impairment expense of $592,800 on the conversion date.

On August 26, 2021, the Company acquired an additional 15% interest in PPK (25% ownership in total) pursuant to a Securities Purchase Agreement with an effective date of May 19, 2021 through issuance of 5,972,222 shares of restricted common stock valued at $1,791,666 based on the closing price of the Company’s common stock on the of $0.30 per share as of August 16, 2021, the date fixed by agreement for pricing the issuance of the shares. The additional 15% acquisition under the Securities Purchase Agreement called for payment of $930,000 in cash and $570,000 in stock, but by supplemental agreement, PPK agreed to accept payment for 15% in the form of all common stock of the Company.

The PPK Agreement includes a put option allowing PPK to put shares of the Company’s common stock received as part of the Company’s investment in PPK, back to the Company at $0.25 per share. The put option protects PPK against a drop in the market price of the Company’s common stock below $0.25 per share. The put option may be exercised after six months from the date of each investment. No more than 5% of the total shares held by PPK can be put back to the Company in any calendar quarter. The put option had value of $nil and $nil at May 31, 2022 and May 31, 2021. The put option continues so long as PPK holds shares of MJHI that it received as part of MJHI’s investment in PPK.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The PPK Agreement gives the Company the right to increase its investment up to a 100% ownership interest in PPK, provided such increased ownership is in compliance with Oklahoma State cannabis licensing requirements. Terms of purchase for increased ownership of PPK will be similar to those as the initial acquisition with a combination of cash and shares of the Company’s common stock.

The Company, pursuant to the PPK Agreement, is also obligated to pay an earnout to PPK as follows:

·

The Company is required to pay additional consideration to PPK for an earnout in the event the PPK business valuation at the end of a pre-determined look back period is greater than $10,000,000. For purposes of the earnout, the valuation will be based on three times earnings before interest, taxes, depreciation, and amortization (EBITDA). If EBITDA exceeds $3,333,333 in the twelve months immediately preceding the look back date of March 31, 2023, additional consideration will be owed to PPK under the earnout in an amount sufficient to equal the earnout valuation less $10,000,000 times the percentage of PPK then owned by the Company. Such additional consideration will be paid 62% in cash and 38% in shares of the Company’s common stock. No liability has been accrued for this potential obligation as the Company has assessed the probability of an obligation being incurred to be remote as of May 31, 2022.

·

The Company also entered into an employment agreement with Ralph Clinton Pyatt III (“Clinton Pyatt”), President of PPK, to continue his role as Chief Executive Officer and President of PPK business for a three-year term effective May 22, 2021.

The Company also has an option to acquire the real estate that PPK utilizes in its operations. The real estate is currently under lease to PPK by an affiliated company owned by Clinton Pyatt, the President of PPK.

WDSY and BLIP

On October 8, 2021, the Company entered into two brand development agreements with WDSY, LLC (“WDSY”) and Blip Holdings, LLC (“BLIP”) for expansion of the “WEEDSY” and “BLVK” brands, respectively, into Oklahoma and South Dakota. Under the agreements, PPK will manufacture and distribute these brands in Oklahoma and South Dakota and will pay the respective companies 10% royalties on all net sales of the branded products in those territories.

On October 8, 2021, the Company acquired a 10% interest in WDSY in exchange for 377,358 shares of the Company’s common stock and a 10% interest in BLIP in exchange for 188,679 shares of the Company’s common stock. The shares were valued at the closing price of the common stock, $0.53 per share, on October 8, 2021. Additional shares may be due to WDSY and BLIP based on lookback valuations of both companies. The lookback valuations will be based on trailing twelve months sales for WDSY and trailing three-month sales for BLIP on the second anniversary of each agreement, or sooner if the agreements are terminated before the second anniversaries. At May 31, 2022, management has assessed the probability of a potential liability due under the lookback valuation provisions of WDSY and BLIP to be low and no stock payable was due. No liability has been accrued for this potential obligation as the Company has assessed the probability of an obligation being incurred to be remote as of May 31, 2022.

The Company also is required to pay royalties to WDSY and BLIP, respectively, based on 10% of revenues on product sold by the Company that contain each of the companies’ brand names and logos. No such products were sold by the Company during the year ended May 31, 2022.

The Company evaluated its investment in PPK, WDSY and BLIP as of May 31, 2022 and identified no indicators of possible impairment on their carrying values.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –NOTES PAYABLE

AJB and SDT Notes

On March 22, 2021, the Company entered into agreements with AJB Capital Investments LLC (“AJB”) and SDT Holdings LLC (“SDT”) for the purchase of an aggregate of $900,000 in Promissory Notes (the “AJB/SDT Notes”), $300,000 from AJB and $600,000 for SDT. The terms of the AJB/SDT Notes are the same except for the dollar amounts and fees which are double for SDT compared to AJB. The terms of the AJB/SDT Notes are described below in the aggregate.

The AJB/SDT Notes provided for an original issue discount of 10% or $90,000, payment of legal fees of $22,500, and payment of $10,500 for due diligence fees, resulting in net proceeds to the Company of $777,000. The AJB/SDT Notes bear interest at the rate of 12% from origination through September 21, 2021 and 15%, from September 22, 2021 through maturity on March 21, 2022. The AJB/SDT Notes were secured by all assets of the Company.

An aggregate of $103,536 and $20,700 in interest was incurred and paid on the AJB/SDT Notes in the period ended May 31, 2022 and 2021, respectively.

The Company also paid a financing fee of $3,683,000 by issuance of 1,200,000 shares of its restricted common stock and 3,000,000 warrants to purchase shares that are exercisable at $0.38 per share with a three-year term expiring on March 21, 2024. The financing fee shares were valued at $1,800,000 based on the trading price of the Company’s common stock on the date of the borrowing. The warrants were valued at $1,883,000 using the Black-Scholes method based on a current stock price of $1.50 per share on the warrant issuance date, exercise price of $0.38, an expected term of three years, stock volatility of 334.5% and a discount rate of .32%.

In aggregate, financing fees and original issue discount totaled $3,806,000 which is greater than the note payable balance of $900,000. As a result, the Company recognized full discount of $900,000 against the balance of the notes payable and amortized the discount over the term of the note. During the year ended May 31, 2021, financing fees of $2,906,000 was recognized as expense.

During the year ended May 31, 2022 and 2021, the Company recognized $550,000 and $350,000 in interest expense for the amortization of debt discount.

The AJB/SDT Notes were paid in full on March 29, 2022.

SMC-CCH Note

On May 11, 2022, the Company entered into an agreement with SMC Cathedral City Holdings, LLC, a Delaware limited liability company (“SMC-CCH”) for the sale of a $2,317,198 Secured Convertible Promissory Note (the “Note”). The Note provides for an original issue discount of $817,198, resulting in net proceeds to the Company of $1,500,000. The Note bears interest at the rate of 12% due at maturity which is twelve months from the issue date of the Note or May 10, 2023. The Note is secured by all assets of the Company.

Any principal amount or interest on the Note that is not paid when due will bear interest at the lesser of 16% or the maximum amount permitted by law.

The principal amount of the Note and interest may be converted at any time following the issue date into fully paid and nonassessable shares of the Company’s common stock at a conversion price of $0.20 per share. The number of shares issuable upon conversion is limited to 4.99% of the outstanding shares at the time of conversion, unless waived by SMC-CCH upon 61 days prior written notice.

So long as any balance due on the Note remains outstanding, the Company has agreed to utilize 50% of proceeds from issuance of debt or equity securities, conversion of outstanding warrants, issuance of securities pursuant to an equity line of credit, or the sale of assets, to reduce the outstanding balance of the Note.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has also agreed to enter into a lease of property at 68350 Commercial Road, Cathedral City California where the Company will operate an extraction and manufacturing operation. The lease will be effective upon completion of the sale of the property to an affiliate of SMC-CCH. This lease was entered into in July 2022 (see Note 14 Subsequent Events).

During the year ended May 31, 2022, the Company received a portion of the proceeds with a principal balance of $1,963,439 and original interest discount of $692,439 for net proceeds of $1,271,000. The remaining $229,000 was received after May 31, 2022. On the date of receipt of the proceeds, the trading price of the Company’s common stock exceeded the conversion price of the Note and the Company recognized a beneficial conversion feature of $1,498,757 as a discount on the Note and as additional paid in capital.

In aggregate, the original issue discount and the value of the beneficial conversion feature totaled $2,191,196 which is greater than the principal amount of $1,963,439.   The excess amount of $227,756 was recognized as financing expense.    The remaining value of $1,963,439 was recorded as a discount against the principal balance of the Note to be amortized over the term of the Note.

During the year ended May 31, 2022, the Company recognized $12,910 of interest expense on the Note and $107,586 for the amortization of debt discount.

At May 31, 2022, the Company has a balance owing to Steve MacDonald, of $50,000 for advance of funds. The balance was satisfied with shares of the Company’s common stock after May 31, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related party advances represent funds advanced to the Company for working capital. At May 31, 2022 and 2021, the Company had advances from related parties and balances due for expenses paid on behalf of the Company. These amounts are not subject to repayment terms, bear no interest, and are expected to be repaid to the related parties in common stock at a future date. These related party transactions and balances are set out in the following tables.

	Related Party Advances at	Activity during the year ended May 31, 2022			Related Party Advances at
	May 31, 2021	Advances	Services	Payments	May 31, 2022
Related Parties
Patrick Bilton, CEO and Director
Cash Advances	$928,414	$257,500	$—	$(35,000)	$1,150,914
Payable for services	280,000	—	280,000	—	560,000
David Tobias, Director	80,553	1,000	—	—	81,553
Jerry Cornwell, Director	29,015	—	—	—	29,015
Total for related parties	$1,317,982	$258,500	$280,000	$(35,000)	$1,821,482

	Related Party Advances at	Activity during the year ended May 31, 2021			Related Party Advances at
	May 31, 2020	Advances	Services	Payments	May 31, 2021
Related Parties
Patrick Bilton, CEO and Director
Cash Advances	$726,414	$202,000	$—	$—	$928,414
Payable for services	—	—	280,000	—	280,000
David Tobias, Director	80,553	—	—	—	80,553
Jerry Cornwell, Director	23,015	6,000	—	—	29,015
Total for related parties	$829,982	$208,000	$280,000	$—	$1,317,982

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During May 31, 2022 and 2021, the Company paid $214,200 (2021: $135,000) to a company owned by the CFO and at May 31, 2022 and 2021, had accounts payable to him of $197,683 (2021: $77,779). Subsequent to May 31, 2022, the Company paid $150,000 in the form of shares of its common stock to reduce the amount of the accounts payable due to the CFO.

During the year ended May 31, 2022, the Company purchased inventory and equipment from PPK in which it has a 25% interest (see Note 4, Investments). The balance owing to PPK at May 31, 2022 and 2021 was $230,524 and $nil.

NOTE 7 –SHARE CAPITAL

The authorized capital of the Company consists of 100,000,000 common shares with a par value of $0.0001 per share, and 5,000,000 preferred shares with a par value of $0.0001 per share. The following table breaks out the issuances by type of transaction and by related and non-related parties for the years ended May 31, 2022 and 2021.

		Value of Shares Issued for:
Year Ended May 31, 2022	Total Shares Issued	Stock Payable	Services	Investment and Other	Total Value
Related Parties
David Tobias, Director	79,216	$—	$30,000	$—	$30,000
Jerry Cornwell, Director	79,216	—	30,000	—	30,000
Brad Herr, CFO	118,824	—	45,000	—	45,000
Randy Lanier, Director	286,765	—	130,213	—	130,213
Jason Roth, Director	125,000	—	50,000		50,000
Rich Turasky, Director	125,000	—	50,000		50,000
Total for related parties	814,021	—	335,213	—	335,213
Unrelated Parties
Services	520,034	—	225,760	—	225,760
Investments	6,538,259	—	—	2,091,666	2,091,666
Stock Payable	400,000	100,000	—	—	100,000
Aggregate Totals May 31, 2022	8,272,314	$100,000	$560,973	$2,091,666	$2,752,639

		Value of Shares Issued for:
Year Ended May 31, 2021	Total Shares Issued	Stock Payable	Services	Investment and Other	Total Value
Related Parties
David Tobias, Director	106,974	$—	$40,000	$—	$40,000
Jerry Cornwell, Director	106,974	—	40,000	—	40,000
Brad Herr, CFO	160,462	—	60,000	—	60,000
Randy Lanier, Director	—	—	—	—	—
Total for related parties	374,410	—	140,000	—	140,000
Unrelated Parties
Services	614,838	—	218,244	—	218,244
Investment in PPK	1,520,000	—	—	972,800	972,800
Financing Fee	1,200,000	—	—	1,800,000	1,800,000
Cancellation	(1,300,000)	—	—	(336,875)	(336,875)
Aggregate Totals May 31, 2021	2,409,248	$—	$358,244	$2,435,925	$2,794,169

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At May 31, 2022 and 2021, the Company had common stock payable of $128,785 and $100,000, respectively. The balance at May 31, 2021 relates to shares issuable to the prior owners of G4 in accordance with patent approval (See Note 3). The shares due at May 31, 2021 were issued in the year ended May 31, 2022.

Common stock payable for the year ended May 31, 2022 was for compensation by independent contractors, officers, and directors for services rendered to the Company. The Company issued the shares for this compensation on July 8, 2022.

The Company had 3,000,000 warrants outstanding on May 31, 2022. The warrants were issued in 2021 as financing fees on AJB/SDT Notes payable to AJB and SDT (See Note 5). The warrants are exercisable at $0.38 per share and expire on March 22, 2024.

In determining the fair value of the shares of common stock issued for services and acquisitions, the Company uses the trading price of its common stock as listed on the OTCQB. The OTCQB is an active market which is considered a Level 1 input under fair value measurement accounting guidance.

NOTE 8 –INCOME TAXES

The Company did not recognize a tax provision or benefit for the years ended May 31, 2021 and 2020 due to ongoing net losses and a valuation allowance. The reconciliation of the federal income tax rate and the Company’s tax provision (benefit) is as follows:

	2022		2021
Provision (benefit) computed using the statutory rate	(604,000)	-21%	(1,032,000)	-21%
Change in prior year estimates	123,000	4%	—	—
Change in valuation allowance	481,000	17%	1,032,000	-21%
Total income tax provision (benefit)	—	0%	—	0%

At May 31, 2022 and 2021, the Company had net deferred tax assets which will not be realized and are fully reserved by valuation allowances. The components of the Company’s net deferred tax assets at May 31 are as follows:

	2022	2021
Net operating loss carryforward	$2,079,000	$1,144,000
Investment	90,000	90,000
Intangibles	152,000	152,000
Financing fee	75,000	529,000
Total deferred tax assets	$2,396,000	$1,915,000
Valuation allowance	(2,396,000)	(1,915,000)
Net deferred tax asset	$—	$—

At May 31, 2022, the Company had approximately $9.9 million of Federal net operating losses available to carryforward. Operating losses of approximately $1.3 million will expire in various amounts from 2035 through 2038, and approximately $8.6 million, will not expire but future usage of which is limited to 80% of taxable income in the year of usage.

The Company has analyzed its filing positions in all jurisdictions where it is required to file income tax returns and found no positions that would require a liability for uncertain income tax benefits to be recognized. The Company is subject to possible tax examinations for the fiscal years 2018 through 2021. Prior year tax attributes could be adjusted by taxing authorities.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – REVENUE FROM CONTINUING OPERATIONS

In the years ended May 31, 2022 and 2021, the Company product revenue was generated primarily through sales of its patented debudder products manufactured by third parties and distributed by the Company. The Company’s customers, to which trade credit terms are extended, consist primarily of domestic companies. The following table sets out product sales and customer concentrations for the years ended May 31, 2022 and 2021.

All sales were domestic except for $23,760 and $4,222 in international sales during the years ended May 31, 2022 and 2021, respectively. Debudder sales include $3,750 of revenue from soil additives. Debudder sales for the year ended May 31, 2022 included $3,750 from soil additives. There were no soil additive sales for the year ended May 31, 2021.

	Year ended May 31,
	2022	2021
Debudder product revenues	$147,473	$89,186
Customer concentrations
Debudder sales
Customer A	$37,900	$13,675
Customer B	23,760	—
Customer C	$14,680	$34,285
Customer D	64,550	26,130
Totals	$140,890	$74,090
% of total debudder revenues	96%	83%

During in the year ended May 31, 2022, in addition to revenue from debudder sales, the Company generated revenue from its operations in Colorado. Colorado operations consist of manufacture and distribution of products containing cannabis derived ingredients. The Colorado operations began operating near the end of the fiscal year and total sales revenues were $25,352. The California operations did not have revenue as of May 31, 2022.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – DISCONTINUED OPERATIONS

In the year ended May 31, 2021, the Company unwound its acquisition of assets from Elevated Ag Solutions, Inc. As a result of the unwinding, the net income (loss) from the Elevated business segment is included in Discontinued Operations in the statements of operations for all periods presented. As a result of the unwinding, the Company reversed the acquisition of intangible assets, cancelled 1,300,000 out of the 1,400,000 shares of common stock that were issued in the acquisition, and paid a $10,000 walk-away fee to the prior owners. Discontinued operations operating results for the year ended May 31, 2021 are reflected in the following table.

Year Ended May 31, 2021
Revenue	$75,217
Cost of revenue	66,243
Amortization	13,125
Gross profit	(4,151)
Loss on discontinued operations	10,000
Discontinued Operations	$(14,151)

NOTE 11 - INVENTORY

At May 31, 2022 and 2021, inventory consists of the following:

	2022	2021
Debudder products	$24,794	$28,159
Raw material - biomass	21,868	—
Raw material - distillate	76,916	—
Finished goods	73,301	—
Total	$197,059	$28,159

At May 31, 2022, raw material – biomass is on consignment from a third-party company with which the Company has a license agreement. Under the agreement, the Company obtains biomass materials from third party from which produces the cannabis products. When the product is sold, the Company is reimbursed for its manufacturing costs. The Company also receives 85% of net profits remaining after reimbursement. During the year May 31, 2022, due to the start up nature of the manufacturing, no net revenues have been earned on these products.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LEASE

On January 1, 2022, the Company signed a lease for its office and facilities located in Denver, Colorado for a five year term. Monthly lease payments start at $6,000 and escalate to $7,293 in year five. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $308,127 based on the two-year payment stream discounted using an estimated incremental borrowing rate of 10.0%. At May 31, 2022, the remaining lease term is 4.5 years. As of May 31, 2022, total future lease payments are as follows:

For the year ended May 31,
2023	$73,500
2024	77,175
2025	81,033
2026	85,085
2027	51,052
Total	367,845
Less imputed interest	(73,718)
Net lease liability	294,127
Current portion	46,761
Long-term portion	$247,366

For the year ended May 31, 2022, rent expense of $32,858 was recognized for this lease.

NOTE 13 – COMMITMENT AND CONTINGENCIES

See Notes 4 and 12 for commitments related to royalties, earn-out provisions, and leases.

The Company and PPK are plaintiffs in lawsuit against Country Cannabis, LLC of Yale, Oklahoma for trademark infringement for the use of the name “Country Cannabis”. The lawsuit was filed with the Payne County, Oklahoma Courts on February 7, 2022. The Company has motioned the Court for summary judgment in this matter and for legal fees. The motion for summary judgement is currently pending before the Court. As of May 31, 2022, management believes it will be successful in the matter however is unable to estimate amounts, if any, they could receive in the final judgment.

MJ HARVEST, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SUBSEQUENT EVENTS

Related Party Advances and Payables Conversion

In July 2022, related parties to the Company, consisting of officers, directors, and affiliates converted an aggregate of $1,971,482 of advances into shares of the Company’s common stock priced at $0.187 per share which was the trading price of the Company’s stock on the date of conversion. This conversion resulted in issuance of 10,542,682 shares of common stock.

Note Payable

On June 17, 2022, the Company entered into an agreement with 1800 Diagonal Lending, LLC. The Company issued convertible note to Diagonal with a principal amount of $103,750. The note bears interest at 10% and has a term of one year when payment of principal and interest is due. After 180 days, the note is convertible into shares of the Company's common stock based on a discounted market price calculated on the conversion date.

Acquisition of California Assets

On July 18, 2022, the Company acquired manufacturing equipment and two cannabis licenses for a cannabis manufacturing and distribution business in Cathedral City, California. The Company paid $1,000,000 for the acquisition by issuance of an unsecured non-interest bearing note payable in 24 monthly installments. The Company is currently operating the California facility under a management services agreement pending transfer of the licenses into the Company’s name.

California Lease Agreement

On July 18, 2022, the Company signed a five-year lease agreement to occupy a manufacturing and distribution facility located in Cathedral City, California. The five-year lease agreement also includes an option for the Company to purchase the building at any time during the lease term. Monthly payments on the lease are $72,917.

Merger with Cannabis Sativa, Inc.

On August 8, 2022, the Company entered into an Agreement of Merger and Plan of Reorganization dated August 8, 2022 with Cannabis Sativa, Inc. (“CBDS”), to be effective on the first business day following approval of the Merger by the shareholders of MJHI and CBDS. The Merger Agreement provides for the merger of MJHI with and into CBDS, with CBDS as the surviving entity. Under the agreement, the Company’s shareholders will receive 2.7 shares of CBDS common stock for each one share of the Company’s common stock held immediately prior to the merger. Following the Merger, the shareholders of MJHI will hold approximately 72% of the total outstanding shares of common stock of the surviving company, and the shareholders of CBDS will hold approximately 28% of the total outstanding common shares of the surviving company.

MJ HARVEST, INC.

Consolidated Financial Statements
For The Three and Six Months Ended November 30, 2022 and 2021

MJ HARVEST, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	November 30,	May 31,
ASSETS	2022	2022
CURRENT ASSETS:
Cash and cash equivalents	$50,221	$40,887
Inventory	960,202	197,059
Prepaids and other current assets	48,371	20,225
Total current assets	1,058,794	258,171

Investments in equity securities, at cost	3,101,666	3,091,666
Equipment, net	324,160	36,636
Right to use asset	3,588,672	287,716
Cannabis licenses	632,066	—
Finite-lived intangible assets, net	103,334	110,834
Indefinite-lived intangible assets, net	6,000	6,000
Total Assets	$8,814,692	$3,791,023

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$295,106	$256,577
Payable to related parties	1,067,759	278,207
Lease liability - current portion	626,559	46,761
Put option liability	78,294	—
Satellite note payable, net of discount	443,494	—
Diagonal convertible note payable	103,750	—
Convertible note payable, net of discount	2,423,251	107,586
Total current liabilities	5,038,213	689,131

LONG-TERM LIABILITIES:
Common stock payable	—	112,857
Payables to related parties - long-term	66,300	200,000
Lease liability - long term	2,971,952	247,366
Satellite note payable, note of discount – long term	321,173	—
Advances from related parties	—	1,821,482
Total long-term liabilities	3,359,425	2,381,705
Total Liabilities	8,397,638	3,070,836

Commitments and contingencies (Notes 4, 9, and 12)

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $0.0001, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.0001 par value per share, 100,000,000 shares authorized, 44,854,737 and 33,574,436 issued and outstanding, respectively	4,485	3,357
Additional paid-in capital	14,824,082	12,690,871
Accumulated deficit	(14,411,513)	(11,974,041)
Total stockholders’ equity	417,054	720,187
Total Liabilities and Stockholders’ Equity	$8,814,692	$3,791,023

  The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MJ HARVEST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

For the three and six months ended November 30, 2022 and 2021

	Three Months Ended November 30,		Six Months Ended November 30,
	2022	2021	2022	2021

REVENUE	$124,487	$48,367	$169,166	$123,052

COST OF REVENUE	35,280	16,240	118,351	36,369

Gross profit	89,207	32,127	50,815	86,683

OPERATING EXPENSES:
Officer and director compensation	75,000	203,785	170,000	347,359
General and administrative	412,835	38,519	600,566	64,873
Professional fees	97,013	79,372	158,530	145,691
Advertising and promotion	(9,126)	67,516	(6,009)	347,373

Total Operating Expenses	575,722	389,192	923,087	905,296

NET LOSS FROM OPERATIONS	(486,515)	(357,065)	(872,272)	(818,613)

NON-OPERATING EXPENSES
Fair value of put option	78,294	—	78,294	—
Interest and financing expense	873,010	132,812	1,486,906	611,458
Total non-operating expenses	951,304	132,812	1,565,200	611,458

NET LOSS	$(1,437,819)	$(489,877)	$(2,437,472)	$(1,430,071)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.03)	$(0.02)	$(0.06)	$(0.05)

Basic & Diluted	44,854,737	31,955,781	42,359,404	29,163,613

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MJ HARVEST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(unaudited)

For the three and six months ended November 30, 2022 and 2021

Three Month

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

BALANCES, August 31, 2021	31,449,344	$3,145	$10,311,603	$(10,038,451)	$(276,297)
Stock issued for common stock payable	772,065	77	248,494	—	248,571
Stock issued for investments	566,037	57	299,943	—	300,000
Net loss	—	—	—	(489,877)	(489,877)
BALANCES, November 30, 2021	32,787,446	$3,279	$10,860,040	$(10,528,328)	$334,991

BALANCES, August 31, 2022	44,854,737	$4,485	$14,824,082	$(12,973,694)	$1,854,873)
Net loss	—	—	—	(1,437,819)	(1,437,819)

BALANCES, November 30, 2022	44,854,737	$4,485	$14,824,082	$(14,411,513)	$417,054

Six Month

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

BALANCES, May 31, 2021	25,302,122	$2,530	$8,440,302	$(9,098,257)	$(655,425)
Stock issued for common stock payable	400,000	40	99,960	—	100,000
Stock issued for services
Stock issued for investments	547,065	55	228,766	—	228,821
Net loss	—	—	—	(1,430,071)	(1,430,071)
BALANCES, November 30, 2021	32,787,446	$3,279	$10,860,040	$(10,528,328)	$334,991

BALANCES, May 31, 2022	44,854,737	$3,357	$12,690,871	$(11,974,041)	$720,187

Share issued for advances from related parties	9,740,543	974	1,820,508	—	1,821,482
Shares issued for accounts payable – long term	1,069,519	107	199,893	—	200,000
Shares issued for common stock payable	470,239	47	112,810	—	112,857
Net loss	—	—	—	(2,437,472)	(2,437,472)
BALANCES, November 30, 2022	44,854,737	$4,485	$14,824,082	$(14,411,513)	$417,054

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MJ HARVEST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

For the six months ended November 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,437,472)	(1,430,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,576	10,020
Share based compensation	—	347,606
Amortization of note payable discount	1,319,047	550,000
Compensation paid with payable to related parties	140,000	140,000
Fair value of put option	78,294	—
Changes in operating assets and liabilities:
Accounts receivable	—	(15,700)
Prepaids and other current assets	(28,146)	—
Inventories	(763,143)	(334)
Accounts payable and other current liabilities	54,957	73,879
Payables to related parties - current	651,552	71,814
Payables to related parties – long term	66,300	—
NET CASH USED IN OPERATING ACTIVITIES	(903,035)	(252,786)

CASH FLOW FROM INVESTING ACTIVITES
Acquisition of investment in equity securities	(10,000)	—
Acquisition of equipment	(24,714)	—
NET CASH USED IN INVESTING ACTIVITIES	(34,714)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Diagonal convertible notes payable	103,750	—
Proceeds from SMC convertible notes payable	1,025,000	—
Proceeds from advances from related parties	—	153,500
Payments on advances from related parties	(15,000)	—
Principal payments on Satellites note payable	(166,667)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	947,083	153,500

NET CHANGE IN CASH AND CASH EQUIVALENTS	9,334	(99,286
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	40,887	123,319

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$50,221	$24,033

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Shares issue for investment in equity securities	—	2,091,666
Share issued for advances from related parties	1,821,482	—
Shares issued for accounts payable – long term	200,000	—
Shares issued for common stock payable	112,857	100,000
Right to use asset acquired with lease liability	3,505,897	—
License agreement acquired with Satellite note payable	632,066	—
Equipment acquired with Satellite note payable	270,886	—

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

NOTE 1 –NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MJ Harvest, Inc. (the “Company”), develops, acquires, and distributes agricultural and horticultural tools and implements for sale primarily to growers and operators in the hemp and cannabis retail industry. The Company owns 100% of G4 Products LLC, (“G4”) which owns intellectual property for a patented manual Debudder product line marketed under the Original 420 Brand as the Debudder Bucket Lid and Edge (“Debudder”). The Company also owns 100% of AgroExports LLC (“Agro”) which serves as the domestic and international distribution arm for sales of agricultural and horticultural tools and implements. The Company operates a sales portal website, www.procannagro.com, for online sales of its products.

In 2019, the Company formed AgroExports.CA ULC (“Agro Canada”), a wholly owned Canadian subsidiary in order to facilitate online payments from sales in Canada. Sales in Canada are currently serviced through a fulfillment center in Toronto.

In the year ended May 31, 2021, the Company expanded its focus to include a minority investment interest in PPK Investment Group, Inc. (“PPK”), a vertically integrated cannabis company in Oklahoma that operates as a grower, harvester, processor, manufacturer and distributor of the Country Cannabis Brand of cannabis products. The investment in PPK represents a shift in focus from an agricultural implements-based business to a broader cannabis industry focus. The Company has continued to expand its cannabis focus in the current year with new investments in WDSY LLC and BLIP Holdings LLC, owners of the Weedsy and BLVK brands, respectively.

In the year ended May 31, 2022, the Company began operations in Colorado under a wholly-owned Colorado corporation, Country Cannabis, Inc. (“CCCO”). CCCO is in the process of acquiring cannabis licenses for the manufacture and distribution of products containing THC and/or THC derivatives. Pending transfer of the licenses, the Company is operating the Colorado facility pursuant to a license agreement with the current owner of the facility.

On July 18, 2022, the Company acquired manufacturing equipment and two cannabis licenses for a cannabis manufacturing and distribution business in Cathedral City, California, CCCA. CCCA is in the process of acquiring cannabis licenses for the manufacture and distribution of products containing THC and/or THC derivatives. Pending transfer of the licenses, the Company is operating the California facility pursuant to a license agreement with the current owner of the facility

Basis of Presentation and Consolidation

The Company’s fiscal year end is May 31. Our unaudited financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair statement of the interim financial statements have been included. Operating results for the three and six-month periods ended November 30, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2023.

For further information refer to the financial statements and footnotes thereto in the Company’s audited financial statements for the year ended May 31, 2022, in the Form 10-K as filed with the Securities and Exchange Commission.

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries Agro, G4, Agro Canada, and CCCO/CCCA. All subsidiaries were wholly owned in the periods presented. All intercompany transactions have been eliminated.

Going Concern

The Company has an accumulated deficit as of November 30, 2022 of $14,411,513 and negative working capital of $3,979,419. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management intends to finance operating costs over the next twelve months with cash flows from operations, private placement or public offering of common stock or debt instruments, and when necessary, advances from directors and officers. There can be no assurance that we will be successful to procure necessary financing. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Share based compensation, impairment of long-lived assets, fair value of acquired assets, of intangible assets, and income taxes are subject to estimates. Actual results could differ from those estimates.

New Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and with early adoption permitted. The Company implemented the update early on June 1, 2022 with no impact to its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The update is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt the update as of June 1, 2023 and does not expect a significant impact to our consolidated financial statements or disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Revenue Recognition

The Company generates revenue based on sales of products and revenue is recognized when the Company satisfies its performance obligation by shipping products to our customers. Our products consist of wholesale cannabis products, and agricultural tools and implements, soils, and soil additives used primarily in growing and harvesting hemp and marijuana. Shipments terms are FOB origination, and revenue is recognized when the product is delivered to the shipper by our fulfillment centers or, in the case of drop shipments of distributed products, when the products are shipped from the manufacturer. At the time the products are delivered to the shipper, no other performance obligations remain. Revenue is recognized in an amount that reflects the consideration that is received in exchange for the products shipped.

The Company accounts for shipping and handling activities as a fulfillment cost and include fees received for shipping and handling as part of the transaction price. Provision for sales incentives, discounts, and returns and allowances, if applicable, are accounted for as reductions of revenue in the period the related sales are recorded. Sales incentives, discounts and returns and allowances were not material in the periods presented in the accompanying consolidated financial statements. The Company had no warranty costs associated with the sales of its products in the periods presented in the accompanying consolidated statements of operations and no provision for warranty expenses has been included.

Inventory

Inventory consists of purchased products and is stated at the lower of cost or market, with cost being determined using the average cost method. Allowances for obsolete inventory are recognized when the inventory is determined to be unsalable through the normal course of business.

Investments

Equity securities are generally measured at fair value. Unrealized gains and losses for equity securities are included in earnings. If an equity security does not have a readily determinable fair value, the Company may elect to measure the security at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. At the end of each reporting period, the Company reassesses whether an equity security without a readily determinable fair value qualifies to be measured at cost minus impairment, considers whether impairment indicators exist to evaluate whether the investment is impaired and, if so, records an impairment loss. Upon sale of an equity security, the realized gain or loss is recognized in earnings.

Accounting for Acquisitions

Business acquisitions are recorded using the acquisition method of accounting and, accordingly, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. After the purchase price has been allocated, goodwill is recorded to the extent the total consideration paid for the acquisition, including the acquisition date fair value of contingent consideration, if any, exceeds the sum of the fair values of the separately identifiable acquired assets and assumed liabilities. Acquisition costs for business combinations are expensed when incurred.

 Acquisitions not meeting the accounting criteria to be accounted for as a business combination are accounted for as an asset acquisition. An asset acquisition is recorded at its purchase price, inclusive of acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of acquisition.

The operating results of an acquisition are included in the consolidated statements of operations from the date of acquisition.

The allocation of the purchase consideration for acquisitions can require extensive use of accounting estimates and judgments to allocate the purchase consideration to the assets acquired and liabilities assumed based on their respective fair values. Judgment is required in determining which valuation technique should be applied. Critical estimates in valuing certain identifiable assets include but are not limited to market comparables, expected long-term revenues; future expected operating expenses; cost of capital; assumed attrition rates; and discount rates.

Intangible Assets

Intangible asset amounts are initially recognized at the acquisition date at the fair values of the intangible assets acquired.

Finite-lived intangible assets are amortized over their useful lives. The carrying amounts of finite-lived intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the Company may be unable to recover the asset’s carrying amount.

When there is no foreseeable limit on the period of time over which an intangible asset is expected to contribute to the cash flows of the Company, an intangible asset is determined to have an indefinite life. Indefinite-lived intangible assets are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

Determination of acquisition date fair values and intangible asset impairment tests require judgment. Significant judgments required to estimate the fair value of intangible assets include determining the appropriate valuation method, identifying market prices for similar type items, estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates.

Net Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. For the six months ended November 30, 2022 and 2021, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	2022	2021
Stock purchase warrants	3,000,000	3,000,000
Convertible notes	23,873,342	—
	26,873,342	3,000,000

Share-Based Payments

All transactions in which goods or services are received for the issuance of shares of the Company’s common stock are accounted for based on the fair value of the common stock issued and recognized when the board of directors authorizes the issuance.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at November 30, 2022 and May 31, 2022:

	November 30,	May 31,
	2022	2022
Equipment - production molds	$49,823	$25,109
Manufacturing equipment	301,723	30,837
Less: Accumulated amortization	(27,386)	(19,310)
Net Equipment	$324,160	$36,636

Depreciation expense for the three and six months ended November 30, 2022 and 2021 was $4,038 (2021: $1,260) and $8,076 (2021: $2,520), respectively.

During the six month period ended November 30, 2022, the Company acquired manufacturing equipment with a value of $270,886 for its California operations. The acquisition was acquired with a note payable with Satellite Dip, LLC. (“Satellite”). See Note 4. At November 30, 2022, the equipment has not yet been placed in service and no depreciation has been recognized for the equipment.

NOTE 3 - INTANGIBLE ASSETS

The Company’s intangible assets consist of both finite and indefinite lived assets. At November 30, 2022 and May 31, 2022, intangibles assets are:

	November 30,	May 31,
Intangibles	2022	2022
Finite lived intangibles
Patents	$250,000	$250,000
Less: impairment of patents	(100,000)	(100,000)
	150,000	150,000
Less: accumulated amortization	(46,666)	(39,166)
Patents, net	103,334	110,834
Total finite lived intangibles	103,334	110,834

Indefinite lived intangibles
Domain names	6,000	6,000
Total intangibles	$109,334	$116,834

Amortization expense for both the three and six months ended November 30, 2022 and 2021 was $3,750 and $7,500, respectively. The patents are amortized over their useful lives of ten years. Amortization of intangibles is expected to be $15,000 for each of the next five years.

On May 28, 2021, the Company acquired the domain name, MJHI.com for $6,000. The new domain name matches the Company’s stock symbol and is likely to be easier for customers and other stakeholders to remember. The domain name is an indefinite lived intangible asset and will not be amortized.

See Note 10 regarding acquisition of cannabis licenses during the six months ending November 30, 2022.

NOTE 4 – INVESTMENTS

At November 30, 2022 and May 31, 2022, investments are:

	November 30	May 31,
Investments	2022	2022
PPK Investment Group, Inc.	$2,791,666	$2,791,666
Satellite Dip, LLC	10,000	—
WDSY, LLC	200,000	200,000
BLIP Holdings, LLC	100,000	100,000
Total investments	$3,101,666	$3,091,666

PPK

On March 24, 2021, the Company, as lender, closed a loan to PPK Investment Group, Inc. (“PPK”) in the form of a convertible note (“Note”) in the amount of $620,000. The convertible note bore interest at 6% per annum and was due on September 1, 2021. In accordance with its terms, the Company converted the Note on May 19, 2021 into a 6.2% interest in PPK. Upon conversion, accrued interest of $5,707 was forgiven.

Upon conversion, a Securities Purchase Agreement dated March 24, 2021 (the “PPK Agreement”) became effective and the Company acquired an additional 3.8% interest in PPK (10% in total) for payment of $380,000 by issuance of 1,520,000 shares of the Company’s restricted common stock. The total fair value of shares issued was $972,800 based on the closing price of the Company’s shares of $0.64. The Company determined that the fair value of the 3.8% interest on the conversion date was $380,000 which was the negotiated price between the two parties. Thus, the Company recorded an impairment expense of $592,800 on the conversion date.

On August 26, 2021, the Company acquired an additional 15% interest in PPK (25% ownership in total) pursuant to a Securities Purchase Agreement with an effective date of May 19, 2021 through issuance of 5,972,222 shares of restricted common stock valued at $1,791,666 based on the closing price of the Company’s common stock, which was $0.30 per share as of August 16, 2021, the date fixed by agreement for pricing the issuance of the shares. The additional 15% acquisition under the Securities Purchase Agreement called for payment of $930,000 in cash and $570,000 in stock, but by supplemental agreement, PPK agreed to accept payment for 15% in the form of all common stock of the Company.

The PPK Agreement includes a put option allowing PPK to put shares of the Company’s common stock received as part of the Company’s investment in PPK, back to the Company at $0.25 per share. The put option protects PPK against a drop in the market price of the Company’s common stock below a $0.25 per share. The put option may be exercised after six months from the date of each investment. No more than 5% of the total shares held by PPK can be put back to the Company in any calendar quarter. Prior to the three month period ended November 30, 2022, the trading price of the Company’s stock was above the $0.25 put price thus no value was assigned to the option. At November 30, 2022, the trading price was $0.041 per share and the put option had value of $78,294. The amount was recognized as a fair value of put option expense in the condensed consolidated statement of operations and a corresponding liability on the condensed consolidated balance sheet. The put option continues so long a PPK holds shares of MJHI that it received as part of MJHI’s investment in PPK.

The PPK Agreement gives the Company the right to increase its investment up to a 100% ownership interest in PPK, provided such increased ownership is in compliance with Oklahoma State cannabis licensing requirements. Terms of purchase for increased ownership of PPK will be similar to those as the initial acquisition with a combination of cash and shares of the Company’s common stock.

The Company, pursuant to the PPK Agreement, is also obligated to pay an earnout to PPK as follows:

●

The Company is required to pay additional consideration to PPK for an earnout in the event the PPK business valuation at the end of a pre-determined look back period is greater than $10,000,000. For purposes of the earnout, the valuation will be based on three times earnings before interest, taxes, depreciation, and amortization (EBITDA). If EBITDA exceeds $3,333,333 in the twelve months immediately preceding the look back date of March 31, 2023, additional consideration will be owed to PPK under the earnout in an amount sufficient to equal the earnout valuation less $10,000,000 times the percentage of PPK then owned by the Company. Such additional consideration will be paid 62% in cash and 38% in shares of the Company’s common stock. No liability has been accrued for this potential obligation as the Company has assessed the probability of an obligation being incurred to be remote as of November 30, 2022.

●

The Company also entered into an employment agreement with Ralph Clinton Pyatt III (“Clinton Pyatt”), President of PPK, to continue his role as Chief Executive Officer and President of PPK business for a three-year term effective May 22, 2021.

The Company also has an option to acquire the real estate that PPK uses in its operations. The real estate is currently under lease to PPK by an affiliated company owned by Clinton Pyatt, the President of PPK.

At November 30, 2022 and May 31, 2022, the Company has a payable due to PPK of $460,313 and $230,524, respectively. The balance is included in payable to related parties on the condensed consolidated balance sheets.

WDSY and BLIP

On October 8, 2021, the Company entered into two brand development agreements with WDSY, LLC (“WDSY”) and Blip Holdings, LLC (“BLIP”) for expansion of the WEEDSY and BLVK brands, respectively, into Oklahoma and South Dakota. Under the agreements, PPK will manufacture and distribute these brands in Oklahoma and South Dakota and will pay the respective companies 10% royalties on all net sales of the branded products in those territories.

On October 8, 2021, the Company acquired a 10% interest in WDSY in exchange for 377,358 shares of the Company’s common stock and a 10% interest in BLIP in exchange for 188,679 shares of the Company’s common stock. The shares to be issued were valued at the closing price of the common stock, $0.53 per share, on October 8, 2021.

Additional shares may be due to WDSY and BLIP based on lookback valuations of both companies. The lookback valuations will be based on trailing twelve months sales for WDSY and trailing three-month sales for BLIP on the second anniversary of each agreement, or sooner if the agreements are terminated before the second anniversaries. At November 30, 2022, management has assessed the probability of a potential liability due under the lookback valuation provisions of WDSY and BLIP to be low and no stock payable was due. No liability has been accrued for this potential obligation as the Company has assessed the probability of an obligation being incurred to be remote as of November 30, 2022. Brand royalties are due by the Company for sales of WDSY. See Note 8.

Satellites Dip, LLC

On June 7, 2022, the Company purchased 1% membership units of Satellites Dip, LLC (“Satellites”) for $10,000. The Company has a note payable to Satellites for the purchase of a license and equipment. See Note 5.

The Company evaluated its investment as of November 30, 2022 and identified no indicators of possible impairment on their carrying values.

NOTE 5 – NOTES PAYABLE

SMC Convertible Note Payable

On May 11, 2022, the Company entered into an agreement with SMC Cathedral City Holdings, LLC, a Delaware limited liability company (“SMC-CCH”) for the sale of Secured Convertible Promissory Note (the “Note”). Steve MacDonald, president of SMC-CCH, is a shareholder and related party of the Company. The Note provides for an original issue discount of 35%, bears interest at the rate of 12%, and is due at maturity which is twelve months from the issue date of the Note or May 10, 2023. The Note is secured by all assets of the Company.

Any principal amount or interest on the Note that is not paid when due will bear interest at the lesser of 16% or the maximum amount permitted by law.

The principal amount of the Note and interest may be converted at any time following the issue date into fully paid and nonassessable shares of the Company’s common stock at a conversion price of $0.20 per share. The number of shares issuable upon conversion is limited to 4.99% of the outstanding shares at the time of conversion, unless waived by SMC-CCH upon 61 days prior written notice.

So long as any balance due on the Note remains outstanding, the Company has agreed to apply 50% of proceeds from issuance of debt or equity securities, conversion of outstanding warrants, issuance of securities pursuant to an equity line of credit, or the sale of assets, to reduce the outstanding balance of the Note.

During the year ended May 31, 2022, the Company received a portion of the proceeds with a principal balance of $1,963,439 and original interest discount of $692,439 for net proceeds of $1,271,000. On the date of receipt of the proceeds, the trading price of the Company’s common stock exceeded the conversion price of the Note and the Company recognized a beneficial conversion feature of $1,498,757 as additional paid in capital. Of this amount, $1,271,000 was additional discount on the note payable and $227,566 was recognized as financing costs in the year ended May 31, 2022.

During the six months ended November 30, 2022, the Company borrowed additional funds under the note that had a principal balance of $1,963,439 and original interest discount of $558,419 for net proceeds of $1,025,000.

At November 30, 2022, the outstanding principal balance is $3,546,858 and unamortized discount is $1,123,607 for a net balance of $2,423,251. During the three and six months ended November 30, 2022, the Company recognized $95,448 and $166,390 respectively in interest expense on the note and recognized $756,072 and $1,290,666, respectively, for the amortization of the note discount. At November 30, 2022 and May 31, 2022, the accrued interest payable balance on the note is $179,300 and $12,910, respectively, which is included in payables – related parties on the condensed consolidated balance sheet.

At May 31, 2022, the Company has a balance owing to Steve MacDonald $50,000 for advances was included in payables to related parties – long term on the condensed consolidated balance sheets. The balance was satisfied with shares of the Company’s common stock during the six months ended November 30, 2022. See Note 7. At November 30, 2022, the Company has a balance owing to a company controlled by Mr. MacDonald of $291,668 for unpaid rent. This amount is included in payables to related parties on the condensed consolidated balance sheets.

Diagonal Convertible Note Payable

On June 17, 2022, the Company entered into an agreement with 1800 Diagonal Lending, LLC (“Diagonal”) whereby the Company issued convertible note to Diagonal with a principal amount of $103,750. The note bears interest at 10% and has a term of one year when payment of principal and interest is due. After 180 days, the note is convertible into shares of the Company’s common stock the number of which determined by dividing the principal balance outstanding by 65% of the trading price of the Company’s stock on the date of the conversion.

Satellites Note Payable

On July 13, 2022, the Company entered into an unsecured promissory note with Satellites that had a stated principal balance of $1,000,000 in exchange for the Company acquiring a license agreement and equipment from Satellites. See Note 10. The note is non-interest bearing and has a term of 24 months. Monthly payments of $41,657 are due starting August 1, 2022. Because the note is non-interest bearing, the Company recorded a discount on the note of $97,048 using a discount rate of 10%. The discount is being amortized over the term of the note. Amortization of the discount was $20,857 and $28,382, respectively, during the three and six month periods ended November 30, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

In addition to related party transactions described in Notes 4 and 5, the Company had the following related party activity:

Payables to Related Parties:

During three and six month period ended November 30, 2022, the Company recognized expense of $23,709 (2021: $23,709) and $65,000 (2021: $65,000), respectively, for services performed by a company owned by the former chief financial officer (CFO). At May 31, 2022, the Company had a balance due to the company of $197,683. During the six month period ended November 30, 2022, the Company paid $150,000 in the form of shares of its common stock to reduce the amount of the accounts payable due to the CFO, See Note 7. During the six month period ended November 30, 2022, the remaining amount due was converted to a note payable. The note bears interest at 5% and matures on July 31, 2024. The balance of the note payable at November 30, 2022 is $66,300 and is included in payable to related party – long term on the condensed consolidated balance sheet.

At November 30, 2022, the Company has a $117,000 note payable to the president of the Company for accrued compensation. The note bears interest at 6% and was due on January 1, 2023. The amount is included in payable to related party on the condensed consolidated balance sheets. During the three and six month periods ended November 30, 2022 and 2021, the Company recognized officer compensation expense of $70,000 (2021: $70,000) and $140,000 (2021: $140,000), respectively.

At November 30, 2022, the Company has a balance due to Cannabis Sativa, Inc., with whom the Company plans to merge, of $19,388 (see Note 10). The amount is included in payable to related party on the condensed consolidated balance sheets. The money was advanced from Cannabis Sativa, Inc. to cover operating expenses.

Advances from Related Parties:

At May 31, 2022, the Company had advances from, and costs of services provided by, related parties totaling $1,821,482. These amounts were classified as long-term liabilities and were settled with shares of the Company’s common stock in July 2022. See Note 7.

During the six month period ended November 30, 2021, the Company had the following activity in its related party advances balance:

	Related Party Advances at	Additions During the Six Months Ended November 30, 2021		Related Party Advances at
	May 31, 2021	Advances	Services	November 30, 2021
Related Parties
Patrick Bilton, CEO and Director
Cash Advances	$928,414	$151,500	$—	$1,079,914
Payable for services	280,000	—	140,000	420,000
David Tobias, Director	80,553	2,000	—	82,553
Jerry Cornwell, Director	29,015	—	—	29,015
Total for related parties	$1,317,982	$153,500	$140,000	$1,611,482

NOTE 7 –SHARE CAPITAL

In the six month period ended November 30, 2022, shares were issued for stock payable, conversion of advances from related parties and conversion of accounts payable in the amounts set forth in the following table.

		Value of Shares Issued for:
Six Months Ended November 30, 2022	Total Shares Issued	Stock Payable	Conversion of Advances	Conversion of Accounts Payable	Total Value
Related Parties
David Tobias, Director	477,779	$10,000	$81,553	$—	$91,553
Jerry Cornwell, Director	155,158	—	29,015	—	29,015
Patrick Bilton, CEO	9,149,272	—	1,710,914	—	1,710,914
Brad Herr, CFO	864,638	15,000	—	150,000	165,000
Jason Roth, Director	41,667	10,000	—	—	10,000
Rich Turasky, Director	41,667	10,000	—	—	10,000
Randy Lanier, Director	220,238	52,857	—	—	52,857
Total for related parties	10,950,419	97,857	1,821,482	150,000	2,069,339
Unrelated Parties	329,882	15,000	—	50,000	65,000
Aggregate Totals November 30, 2022	11,280,301	$112,857	$1,821,482	$200,000	$2,134,339

Prior to the six months ended November 30, 2022, the Company paid its directors and certain consultants in shares of the Company’s common stock for payment of services rendered. Effective June 1, 2022, the Company determined that it would no longer pay in shares of the Company’s common stock in anticipation of its potential merger with Cannabis Sativa, Inc. (see Note 10).

In the six-month period ended November 30, 2021, shares were issued for services and investment in the amounts set forth in the following table.

		Value of Shares Issued for:
Six Months Ended November 30, 2021	Total Shares Issued	Stock Payable	Services	Investments	Total Value
Related Parties
David Tobias, Director	29,377	$––	$10,000	$—	$10,000
Jerry Cornwell, Director	29,377	—	10,000	—	10,000
Brad Herr, CFO	44,066	—	15,000	—	15,000
Randy Lanier, Director	25,179	—	8,571	—	8,571
Total for related parties	127,999	—	43,571	—	43,571
Unrelated Parties	7,357,325	100,000	185,250	2,091,666	2,376,916
Aggregate Totals November 30, 2021	7,485,324	$100,000	$228,821	$2,091,666	$2,420,487

NOTE 8 – REVENUE

The Company product revenue is generated though sales of Wholesale Cannabis Products and sales of its Debudder products which are produced by third parties and distributed by the Company.

The following table shows revenue for the three and six-month periods ended November 30, 2022 and 2021:

	Three months ended November 30,	Six months ended November 30,
Wholesale Cannabis Product Revenue	2022	2022
Colorado	$47,593	$86,245
California	76,753	82,020
	124,346	168,265

Debudder Revenue	141	901

Total	$124,487	$169,166

There was no revenue from Wholesale Cannabis Products for during the same time periods in 2021. All revenue for the same periods in 2021 was from Debudder sales. All sales were domestic in the three and six month periods ended November 30, 2022. All Debudder sales were domestic except for $23,760 and $23,852 in the three and six month periods ended November 30, 2021.

For Wholesale Cannabis Products, we have Brand agreements that requires the Company to pay brand royalties on sales of that brand. For the three- and six-month periods ended November 30, 2022, total brand royalties due were $4,983.

During the six month period ended November 30, 2022, sales of the Debudder product line were substantially reduced due to the focus of the Company turning to getting the Colorado and California Cannabis facilities up and running. Once these operations are fully up and running the company plans to resume advertising and sales of the product line.

During the three and six month periods ended November 30, 2022, all debudder revenue were from the same customer. During the three and six month periods ended November 30, 2021, 98% and 97%, respectively, of debudder revenue was from four separate customers.

NOTE 9 – INVENTORY

Inventory consists of the following:
	November 30, 2022	May 31, 2022
Debudder products	$24,717	$24,794
Raw material - biomass	176,082	21,868
Raw material - distillate	101,189	76,916
Finished goods	658,214	73,481
Total	$960,202	$197,059

At November 30, 2022 and May 31, 2022, raw material – biomass is on consignment from a third-party company with which the Company has a license agreement. Under the agreement, the Company obtains the third party from which it produces the cannabis products. The third party sells the product and reimburses the Company for manufacturing costs. The third party pays the Company 85% of net profits after reimbursement. The Company absorbs all losses from sale of the products. To date, the Company has not earned net profits under this arrangement.

NOTE 10 – ACQUISITIONS AND PROPOSED MERGER

Acquisition of License Agreements and Equipment

On July 18, 2022, the Company acquired manufacturing equipment and two cannabis licenses for a cannabis manufacturing and distribution business located in Cathedral City, California. The Company paid $1,000,000 for the acquisition by issuance of an unsecured non-interest bearing note with Satellites payable in 24 monthly installments. The Company is currently operating the California facility under a management services agreement pending transfer of the licenses into the Company’s name. The purchase price was $902,952 which consisted of a note payable with a $1,000,000 principal balance discounted $97,048. The purchase price was allocated to the equipment for $270,886 and the licenses for $632,066 based on their relative fair value. Once payments have been made to reach 35% of the amount due, the Company can file with the CA DCC to start the process of transferring the license.

Merger with Cannabis Sativa, Inc.

On August 8, 2022, the Company entered into an Agreement of Merger and Plan of Reorganization dated August 8, 2022 with Cannabis Sativa, Inc. (“CBDS”), to be effective on the first business day following approval of the merger by the shareholders of the Company and CBDS. The merger agreement provides for the merger of the Company with and into CBDS, with CBDS as the surviving entity. Under the agreement, the Company’s shareholders will receive 2.7 shares of CBDS common stock for each one share of the Company’s common stock held immediately prior to the merger. Following the merger, the shareholders of the Company will hold approximately 72% of the total outstanding shares of common stock of the surviving company, and the shareholders of CBDS will hold approximately 28% of the total outstanding common shares of the surviving company.

NOTE 11 – LEASES

Colorado Lease: On January 1, 2022, the Company signed a lease for its office and facilities located in Denver, Colorado for a five year term. Monthly lease payments start at $6,000 and escalate to $7,293 in year five. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $308,127 based on the two-year payment stream discounted using an estimated incremental borrowing rate of 10.0%. At November 30, 2022, the remaining lease term is 4.08 years. As of November 30, 2022, total future lease payments are as follows:

For the year ended May 31,
Remaining 2023	$37,500
2024	77,175
2025	81,033
2026	85,085
2027	51,051
Total	331,844
Less imputed interest	(59,766)
Net lease liability	272,078
Current portion	(51,001)
Long-term portion	$221,077

For the three and six months ended November 30, 2022, rent expense of $19,715 and $39,430, respectively was recognized for this lease.

California Lease: On July 14, 2022, the Company signed a lease for its office and facilities located in Cathedral City, California for a five year term. Monthly lease payments are $72,917. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $3,505,897 based on the five-year payment stream discounted using an estimated incremental borrowing rate of 10.0%. At November 30, 2022, the remaining lease term is 4.5 years. As of November 30, 2022, total future lease payments are as follows:

Remaining 2023	$437,502
2024	875,004
2025	875,004
2026	875,004
2027 and thereafter	1,020,838
Total	4,083,352
Less imputed interest	(756,919)
Net lease liability	3,326,433
Current portion	(575,558)
Long-term portion	$2,750,875

For the three and six months ended November 30, 2022, $218,751 and $291,668, respectively was recognized as rent expense for this lease. The lessor of the property is SMC Cathedral City Holdings, LLC, a company with which the Company has a convertible note payable due (See Note 5). This lease has not been paid to date as required by the lease agreement and the balance owed of $291,668 is included in payables to related party on the condensed consolidated balance sheet.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

See Notes 4 and 11 for commitments related to royalties, earn-out provisions, and leases.

The Company and PPK are plaintiffs in lawsuit against Country Cannabis, LLC of Yale, Oklahoma for trademark infringement for the use of the name “Country Cannabis”. The lawsuit was filed with the Payne County, Oklahoma Courts on February 7, 2022. The Company has motioned the Court for summary judgment in this matter and for legal fees. The motion for summary judgement is currently pending before the Court. As of November 30, 2022, management believes it will be successful in the matter however is unable to estimate amounts, if any, they could receive in the final judgment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, except an action by or on behalf of the corporation, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada corporation to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation if so provided in the corporation’s articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement.

Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that:

The Corporation shall indemnify each director and officer of the Corporation and their respective heirs, administrators, and executors against all liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which he may be made a party by reason of the fact that he is or was a director or officer of the Corporation, to the full extent permitted by the laws of the state of Nevada now existing or as such laws may hereafter be amended.  The expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation.

The Corporation may indemnify each director, officer, employee, or agent of the Corporation and their respective heirs, administrators, and executors against all liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be made a party by reason of such person being, or having been, a director, officer, employee, or agent of the Corporation, to the full extent permitted by the laws of the state of Nevada now existing or as such laws may hereafter be amended.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Amended and Restated Agreement of Merger and Plan of Reorganization, by and between Cannabis Sativa, Inc. and MJ Harvest, Inc. dated February 4, 2023.
3.1***	Articles of Incorporation
3.2***	Bylaws
5.1*	Opinion of Gary R. Henrie, Esq. regarding the validity of securities being registered.
21.1*	List of subsidiaries of Cannabis Sativa, Inc.
23.1*	Consent of Assure CPA, LLC
23.2*	Consent of Assure CPA, LLC relative to MJ Harvest, Inc. financial statements.
23.3****	Consent of Gary R. Henrie, Esq.
99.1	Nevada Revised Statutes Sections 92A.300 to 92A.500
107**	Calculation of Filing Fee Table

*        Filed herewith.

**      Filed with the SEC with the original Form S-4 on January 10, 2023.

***    Incorporated by reference to Cannabis Sativa, Inc.’s current report on Form 8-K filed July 18, 2013.

****  The consent is a part of Gary R. Henrie’s opinion attached hereto as Exhibit 5.1.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. George, Utah on February 7, 2023

CANNABIS SATIVA, INC.
/s/ David Tobias
David Tobias
Principal Executive Officer

POWER OF ATTORNEY

The undersigned do hereby constitute and appoint David Tobias our true and lawful attorney and agent, to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents required in connection therewith, and to do any and all acts and things in our names and in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations, and requirements of the Securities Exchange Commission, in connection with this Registration Statement; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below on February 7, 2023.

Signatures	Title
/s/ David Tobias	Principal Executive Officer, Principal Financial Officer, Chairman and Director
David Tobias
/s/ Catherine Carroll	Director
Catherine Carroll
/s/ Trevor Reed	Director
Trevor Reed